Exhibit 99.1

Stantec
STN
TSX NYSE
WE ARE BETTER TOGETHER
2016 ANNUAL REPORT

Table of Contents
4 About Stantec
22 2016 Financial Summary
24 2016 Financial Highlights
26 Report to Shareholders
28 Board of Directors
M-1 Management’s Discussion and Analysis
F-1 Management Report
F-2 Independent Auditors’
Report of Registered Public
Accounting Firm
F-3 Independent Auditors’ Report on Internal Control over
Financial Reporting
F-4 Consolidated Financial
Statements
159 Locations
BC Shareholder Information

MESSAGE FROM THE CHAIR
Inspiring bold ideas.
Enhancing services for clients. Enriching communities worldwide.
This was a history-making year for our Company—one that truly demonstrated that we are better together. The MWH Global acquisition, the largest in our history, moves us toward our goal of being a top 10 global design firm. MWH increases our global reach, adds world-class experts to our team, and further diversifies our service offerings so we can improve the quality of life in more communities worldwide. We also completed four other acquisitions in 2016, adding strength in key regions and sectors throughout Canada and the United States.
Although our Company is larger than ever, we remain strongly committed to our purpose, our promise, and our values; to upholding sound governance and transparent accounting; and to offering our shareholders the good value they’ve come to expect from Stantec.
I speak on behalf of the board when I thank our employees, clients, and shareholders for their continued support of Stantec.
Aram H. Keith
Chair
Stantec Board of Directors
Stantec Inc. 3

ABOUT STANTEC
Creating communities is our purpose. Designing with community in mind is our promise.
We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.
The Stantec community unites approximately 22,000 employees working in over 400 locations across 6 continents. We collaborate across disciplines and industries to bring buildings, energy and resource, environmental, water, and infrastructure projects to life. Our work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, maintenance, decommissioning, and remediation—begins at the intersection of community, creativity, and client relationships.
Our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.
4 2016 Stantec Annual Report

DESIGN WITH COMMUNITY IN MIND
Stantec Inc. 5

We Put People First
Our people are at the core of what we do, and we want them to succeed. By providing challenging work and by developing our leaders, we foster a culture of opportunity, mentorship, diversity, and innovation.
We Are Better Together
When we combine our unique strengths and passion, we reach our full potential as an organization and as trusted advisors to our clients.
We Do What Is Right
Working with integrity is a promise we make to our clients, colleagues, and shareholders. Our high standard of business practices guides our Project Management Framework, Code of Ethics, and policies and practices.
We Are Driven to Achieve
Achievement at every level begins and ends with a firm commitment to being the best we can be. We are committed to being a top 10 global design firm across the sectors, markets, and regions we serve, and we plan to achieve an average compound annual growth rate of 15%.
6 2016 Stantec Annual Report

LIVING OUR VALUES
Stantec Inc. 7

STRATEGIC PILLARS
8 2016 Stantec Annual Report

STRATEGY
At the core of our success is our firm commitment to our strategic and business pillars, which are the foundation for our future accomplishments.
Corporate
Design. We focus on professional consulting while maintaining our newly acquired construction at-risk services.
Top tier. We position ourselves among the top-tier service providers in the sectors and geographic regions we serve.
Diversification. We continue to diversify our projects, clients, and geographies, thereby mitigating risk.
Community presence. We use the strength of our local position to bring world-class expertise to the communities where we live and work.
Strengthening our reach. We continue to solidify our North American presence while building on our new global platform, particularly in the United Kingdom, Australia, and New Zealand.
Business conduct. We embrace safety and ethical business practices as the foundation for everything we do.
Business
Single brand and platform. Our guiding principle is to use a common brand and common systems, as well as to follow common operational policies, practices, and programs. We customize this approach to accommodate the unique needs of our various business operating units.
Local and global client focus. We drive a client-focused culture through our cross-selling efforts and account management strategies.
Leadership model. We organize and manage our business through a collaborative, consensus-based approach. Our leadership model evolves to meet the needs of our business and the geographic regions we serve.
Technical excellence. We focus on quality to provide value-added services through integrated quality management systems.
Creative solutions. We focus on creativity to provide value-added services.
People. We attract talent, develop our people, and provide a diverse and inclusive work environment, ensuring we have the right people in the right roles.
Stantec Inc. 9

BUSINESS MODEL
Our business is built to adapt to changing market conditions, industry drivers, and client needs.
We offer services and local expertise to diverse regions and sectors. MWH Global, Inc. increases that diversity, expanding our geographic footprint and service offerings. In the second quarter of 2016, we organized our business into two service offerings and four reportable segments.
Service Offerings
Consulting Services. We provide professional consulting services in engineering, architecture, interior design, landscape architecture, surveying, environmental services, project management, and project economics.
Construction Services. We provide construction management at-risk services mainly on water-related projects for key long-term clients.
Reportable Segments
Consulting Services – Canada Consulting Services – United States Consulting Services – Global Construction Services
2016 Gross Revenue by Reportable Segment
SERVICE OFFERINGS
85% Consulting Services
15% Construction Services
REPORTABLE SEGMENTS
48% United States
27% Canada 10% Global
15% Construction Services
Project Life Cycle
Planning
Design
Commissioning/Construction
Other
10 2016 Stantec Annual Report

RESPONDING TO CHANGE
Stantec Inc. 11

2016 Gross Revenue Breakdown by Sector for Consulting Services
Consulting Services has four business operating units and derives its revenue from the following:
Buildings
Commercial
* Healthcare
22% Education
Industrial
Airports & Aviation
Civic
Science & Technology
Key revenue generators include pre-design, design, and construction administration services in planning (including functional planning), architecture, buildings engineering, and interior design for vertical infrastructure.
Energy & Resources
12%*
Power
Waterpower & Dams
Oil & Gas
Mining
Core revenue streams include industrial engineering, project management, and construction management services.
Environmental Services
17%
Oil & Gas
* Water
Buildings
Power
Transportation
Community Development
Mining
Core revenue is derived from front-end environmental services and remediation activities.
Infrastructure
49%*
Water
Roadways
Community Development
Bridges
Transit & Rail
Most revenue is generated from front-end design and engineering services and from project and construction management services for transportation, water, and community development projects.
*Percent of consulting services gross revenue
12 2016 Stantec Annual Report

Stantec Inc. 13

BUSINESS MODEL EVOLUTION
2016 Consulting Services
Revenue Realigned for
Five Business Operating Units
BUSINESS OPERATING UNITS
28% Infrastructure
22% Buildings
21% Water
17% Environmental Services
12% Energy & Resources
Water becomes a business operating unit.
Water and infrastructure design have been at the heart of Stantec since we began operations. Now we offer top-tier design expertise to water clients across the globe. To best serve these clients and position ourselves for growth, effective January 1, 2017, Water became a business operating unit. Revenue will come from design and engineering services in these sectors:
• Client Enterprise Systems
• Conveyance
• Urban Stormwater & Wet Weather Flow
• Waste Management
• Water Resources Planning & Management
• Water Treatment
• Wastewater Treatment
14 2016 Stantec Annual Report

28%*
Infrastructure
21%*
Water
12%*
Energy & Resources
22%*
Buildings
17%*
Environmental Services
*Percent of consulting services gross revenue
Stantec Inc. 15

DRIVEN TO ACHIEVE
16 2016 Stantec Annual Report

INDUSTRY DRIVERS
Our industry changes. Trends come and go. But clients can always count on us adapting so that we deliver creative and innovative solutions.
Following are some key industry drivers and trends that shape our business:
• Technological advances
• Shifting political and regulatory landscapes
• Increased need for sustainability in design
• Population growth and shifting demographics
• Changing commodity prices and demands in the global economy
• Availability of public funding
• Aging infrastructure
• Resilience planning
• Natural disaster recovery
Stantec Inc. 17

INDUSTRY POSITION
Our business objective is to be a top 10 global design firm. In 2016, we ranked number 3 in North America and number 11 globally.
Top North American Design Firms*
North American Design Revenue (US$ M)
$5,000 $4,000 $3,000 $2,000 $1,000 $0
#3
AECOM
JACOBS
Stantec
TETRA TECH
WSP
CH2M
HDR
AMEC FW
CB&I
PARSONS
Top 150 Global Design Firms*
Global Design Revenue (US$ M)
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
AECOM
PCCC (China)
JACOBS
WSP
CCCG (China)
WORLEYPARSONS
ARCADIS
CH2M
FLUOR
AMEC FW
Stantec
ATKINS
SNC-Lavalin
FUGRO
CB&I
#11
*Source: Engineering News-Record and internal analyses
18 2016 Stantec Annual Report

INDUSTRY LEADING
Stantec Inc. 19

DOING MORE WITH LESS

20 2016 Stantec Annual Report

DOING MORE WITH LESS
20 2016 Stantec Annual Report

SUSTAINABILITY
We are passionate about doing more with less in our operations and the solutions we offer clients.
We commit to and focus on our clients, employees, investors, and members of the communities where we work and live. What matters most to them matters most to us; therefore, our approach to sustainability centers on reducing environmental impacts and improving social impacts.
In 2016, we
• Celebrated the achievement of 72 employees who received their Envision certification and the completion of one Envision-certified project
• Were awarded—for the tenth year in a row—a position on the Jantzi Social Index, a common stock index that is socially screened and market-capitalization weighted, which is composed of 50 Canadian companies
• Continued to support diversity and inclusion, including delivering unconscious-bias training to leaders and fostering a grassroots employee-led campaign to start conversations about diversity and inclusion at Stantec
• Incorporated security into our robust health, safety, and environment vision, strategy, and implementation plans
• Donated approximately 1% of our pretax earnings to charity
• Contributed to community support initiatives as part of our annual Stantec in the Community Day—about 8,000 employees volunteered 16,000 hours at more than 45 locations around the world
Stantec Inc. 21

2016 Financial Summary
(In thousands of Canadian dollars, 16 15 14 13 12*
except per share amounts and ratios)
Gross revenue 4,300,130 2,877,245 2,529,918 2,236,410 1,870,259
Net revenue 3,098,359 2,373,683 2,075,311 1,832,379 1,553,814
EBITDA (1) 336,296 306,269 294,665 261,156 220,996
Income before taxes 180,816 211,607 223,200 198,912 164,458
Net income 130,549 156,378 164,498 146,201 121,019
Current assets 1,582,520 951,392 844,417 726,231 582,966
Property and equipment 213,931 158,085 152,707 133,534 114,994
Current liabilities 1,072,818 632,054 475,069 406,984 340,780
Long-term debt 928,586 232,301 256,093 200,943 256,408
Shareholders’ equity 1,975,728 1,323,260 1,086,245 892,634 727,025
Cash and cash equivalents 210,903 67,342 153,704 143,030 40,708
Gross revenue backlog (2) 3,882,000 2,198,000 1,795,000 1,413,000 1,272,000
Earnings per share – basic (3) 1.22 1.66 1.76 1.58 1.32
Earnings per share – diluted (3) 1.22 1.65 1.74 1.57 1.32
Current ratio 1.48 1.51 1.78 1.78 1.71
Net debt to equity ratio 0.41 0.22 0.14 0.11 0.36
Weighted average number of shares outstanding (3) 107,006,168 94,143,455 93,540,206 92,510,462 91,503,656
Shares outstanding (3) 114,081,229 94,435,898 93,836,258 93,152,264 91,967,788
Shares traded (3) 73,683,416 60,585,646 64,933,061 53,330,260 84,405,722
TSX (in Canadian dollars)
High (3) 36.85 38.09 38.14 36.17 20.66
Low (3) 27.99 28.77 29.17 19.15 12.96
Close (3) 33.92 34.32 31.93 32.93 19.88
NYSE (in US dollars)
High (3) 27.65 30.01 34.75 34.03 20.91
Low (3) 20.71 21.57 25.15 19.13 12.87
Close (3) 25.25 24.79 27.42 31.00 20.05
(1) EBITDA is calculated as income before income taxes less net interest expense, amortization of intangible assets, and depreciation of property and equipment. (2) Backlog is unaudited.
(3) For 2012 and 2013, these amounts have been adjusted from previously reported amounts for the two-for-one share split on November 14, 2014.
* Certain figures for 2012 have been restated due to the adoption of IFRS 10 and 11.
22 2016 Stantec Annual Report

LONG-TERM VALUE
Stantec Inc. 23

2016 Financial Highlights
Gross Revenue
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
12 13 14 15 16
EBITDA
350
300
250
200
150
100
50
0
12 13 14 15 16
Net Income
175
150
125
100
75
50
25
0
12 13 14 15 16
Diluted EPS
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0
12 13 14 15 16
Cash Flow
300
250
200
150
100
50
0
12 13 14 15 16
Operating cash flow
Free cash flow
Gross Revenue Backlog
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
12 13 14 15 16
All charts represent millions of Canadian dollars, except for Diluted EPS. Diluted EPS for 2012 and 2013 has been adjusted for the November 14, 2014, two-for-one share split. Figures for 2012 are restated for IFRS 10 and 11.
24 2016 Stantec Annual Report

PROVEN TRACK RECORD

9.8%
Increase in EBITDA
(2016 vs. 2015)

$0.45
Annual Dividend per Share

163.5%
5-Year Total Shareholder Return

PROVEN TRACK RECORD
20.6%
5-Year Gross Revenue CAGR
(compound annual growth rate)
$0.45
Annual Dividend per Share
9.8%
Increase in EBITDA
(2016 vs. 2015)
163.5%
5-Year Total Shareholder Return
Stantec Inc. 25

REPORT TO SHAREHOLDERS
2016 Fourth Quarter and Year End
After an extraordinary year, Stantec closed 2016 with a 49.5% increase in gross revenue, a 9.8% increase in EBITDA, and a 15.5% increase in adjusted EBITDA compared to 2015. Our results reflect the hard work of our employees, the five strategic acquisitions completed during the year, a common share offering, and the renegotiation of our long-term debt.
When comparing Q4 16 to Q4 15, gross revenue increased 74.7% mainly due to contributions from acquisitions completed in 2015 and 2016 and a 2.2% increase in organic gross revenue in our Infrastructure business operating unit. EBITDA increased 51.8%, and adjusted EBITDA increased 41.3% due to an increase in gross margin as a percentage of net revenue. Net income increased 16.2%; diluted earnings per share decreased 3.7%; and adjusted diluted earnings per share (EPS) increased 2.9%.
Annual results were primarily impacted by the acquisition of MWH Global, Inc. (MWH), the completion of a common share offering, and the renegotiation of our credit facilities. Adjusted EBITDA for 2016 was affected by a decrease in gross margin as a percentage of net revenue. In addition, administrative and marketing expenses increased due to MWH-related acquisition costs, professional fees, integration-related administration labor expenses, severance costs, and retention and merit payments to retain key employees during integration periods following acquisitions. Net income and diluted EPS were impacted by increases in net interest expense, amortization of intangible assets, the number of shares outstanding, and a higher effective income tax rate.
Growth in 2016 was mostly due to the contributions of acquisitions we completed in recent years. This past year was highlighted by the MWH acquisition—the largest in our history. We also closed the acquisitions of four other organizations: Bury Holdings, Inc.; VOA Associates, Inc.; Edwards & Zuck; and Architecture | Tkalcic Bengert. Each organization adds strength in key regions and sectors. In particular, the MWH acquisition greatly expands our global reach and adds strength in infrastructure design, environmental services, and the water sector.
In our Consulting Services business operating units, we ended the year with gross revenue growth in Infrastructure (58.8%), Environmental Services (12.4%), and Buildings (6.9%). Gross revenue remained stable in our Energy & Resources business operating unit, a testament to our ability to continue offering value-added services to clients in downturned industries.
Our Infrastructure business operating unit grew organically in 2016, partly offsetting the organic revenue retraction in our Energy & Resources, Environmental Services, and Buildings business operating units. Overall, in 2016, organic gross revenue retracted by 5.6%.
In Construction Services, we earned $645.2 million in gross revenue since the MWH acquisition on May 6, 2016.
Water infrastructure design has been part of Stantec since 1954—the year we began. Today, with the addition of MWH, we offer top-tier design expertise to water clients around the world. To recognize this, effective January
1, 2017, we made Water a Consulting Services business operating unit. We believe this change provides a higher level of leadership, visibility, and growth potential for this important business area.
We move forward in 2017 as a global enterprise powered by creative and innovative people who are dedicated to creating communities and designing with community in mind. As always, I thank our employees, our clients, and our shareholders for their continued confidence in our Company.
Bob Gomes
President & CEO
February 22, 2017
26 2016 Stantec Annual Report

Stantec Inc. 27

BOARD OF DIRECTORS
The following knowledgeable and qualified professionals guide Stantec’s business while adhering to sound corporate governance practices in three key areas: stewardship, independence, and expertise. We are proud to call them directors of our board and members of our Audit and Risk Committee and Corporate Governance and Compensation Committee.
To learn more about our board members, refer to our 2017 Management Information Circular, available in the Investors section of our website.
Audit Committee and Risk
Ivor M. Ruste (Chair)
Douglas K. Ammerman
Anthony P. Franceschini
Donald J. Lowry
Governance Corporate
and Committee Compensation
Susan E. Hartman (Chair)
Dr. Delores M. Etter
Donald J. Lowry
Marie-Lucie Morin
Corporate Officers
Aram H. Keith
Chair of the Board of Directors
Monarch Beach, California
Robert J. Gomes
President & CEO
Edmonton, Alberta
Daniel J. Lefaivre
Executive Vice President & CFO
St. Albert, Alberta
Scott Murray
Executive Vice President & COO
Lexington, Kentucky
Valentino DiManno
Executive Vice President & CBO
Calgary, Alberta
Paul J. D. Alpern
Senior Vice President,
Secretary & General Counsel
Sherwood Park, Alberta
Aram H. Keith
Robert J. Gomes
Douglas K. Ammerman
Chair of the
President & CEO
Director
Board of Directors
Edmonton, Alberta
Laguna Beach, California
Monarch Beach, California
Dr. Delores M. Etter
Anthony P. Franceschini
Susan E. Hartman
Director
Director
Director
Dallas, Texas
Edmonton, Alberta
Evergreen, Colorado
Donald J. Lowry
Marie-Lucie Morin
Ivor M. Ruste
Director
Director
Director
Edmonton, Alberta
Ottawa, Ontario
Calgary, Alberta
28 2016 Stantec Annual Report

Index to the Management’s Discussion and Analysis

EXECUTIVE SUMMARY	2

CORE BUSINESS AND STRATEGY	4
Core Business	4
Business Objective	4
Strategy	5

KEY PERFORMANCE DRIVERS AND CAPABILITIES	11
Key External Drivers	11
Key Internal Drivers	13

RESULTS	20
Overall Annual Performance	20
Selected Annual Information	21
Results Compared to 2016 Targets	23
Acquisitions	24
Discussion of Operations	25
Fourth Quarter Results	40
Quarterly Trends	44
Statements of Financial Position	46
Liquidity and Capital Resources	48
Other	54

OUTLOOK	58

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES	63
Critical Accounting Estimates	63
Accounting Developments	64
Materiality	64
Definition of Non-IFRS Measures	65

RISK FACTORS	68

CONTROLS AND PROCEDURES	78

CORPORATE GOVERNANCE	78

SUBSEQUENT EVENTS	80

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	80

Management’s Discussion and Analysis December 31, 2016	M-1	Stantec Inc.

Management’s Discussion and Analysis

FEBRUARY 22, 2017

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the year ended December 31, 2016, dated February 22, 2017, should be read in conjunction with the Company’s 2016 audited consolidated financial statements and related notes for the year ended December 31, 2016. Our 2016 audited consolidated financial statements and related notes are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise indicated, all amounts shown in this report are in Canadian dollars.

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference unless otherwise specified and should not be deemed to be made part of this Management’s Discussion and Analysis.

Executive Summary

CORE BUSINESS AND STRATEGY

•	We collaborate across disciplines and industries to bring buildings, energy and resource, environmental, water, and infrastructure projects to life. We provide services in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, maintenance, decommissioning, and remediation. Our promise is to design with community in mind.

•	Our business objective is to be a top 10 global design firm. We plan to achieve a compound average annual growth rate of 15% through a combination of organic and acquisition growth.

•	To achieve our business objective, we focus on the following: providing professional consulting services while maintaining our newly acquired construction management at-risk services; using the strength of our local positioning to bring our world-class expertise to the communities in which we live and work; driving a client-focused culture through cross-selling efforts, account management strategies, and strong local relationships; focusing on quality and creativity; positioning ourselves among the top-tier service providers in the sectors and geographic locations in which we operate; and strengthening our capabilities and geographic reach through strategic hires and the acquisition and integration of firms to solidify our North American presence while building on our global platform.

Management’s Discussion and Analysis December 31, 2016	M-2	Stantec Inc.

KEY PERFORMANCE DRIVERS AND CAPABILITIES

•	Our performance is driven by external factors in the infrastructure and facilities industry and by internal strategic drivers and capabilities that are articulated through our value statements: we put people first, we are better together, we do what is right, and we are driven to achieve.

RESULTS

•	Continued profitability and growth. Our gross revenue grew 49.5% in 2016 compared to 2015. Of this gross revenue growth, 53.4% resulted from acquisitions and 1.7% was due to foreign exchange; this growth was partly offset by a 5.6% retraction in organic revenue. We achieved a 9.8% increase in EBITDA[1] and a 15.5% increase in adjusted EBITDA[1]. Our net income was $130.5 million in 2016 compared to $156.4 million in 2015. Diluted earnings per share (EPS) was $1.22 in 2016 compared to $1.65 in 2015 and adjusted diluted EPS[1] was $1.69 in 2016 compared to $1.84 in 2015.

EBITDA for 2016 was impacted by a decrease in gross margin as a percentage of net revenue and an increase in our administrative and marketing expenses—due in part to increases in acquisition-related costs in connection with the acquisition of MWH Global, Inc. (MWH), retention and merit payments to retain key employees, severance costs in our Energy & Resources business, and professional fees. Net income was also impacted by an increase in the amortization of our intangible assets from acquisitions and software additions. As well, net interest expense increased year over year, mainly resulting from an increase in outstanding long-term debt at the end of 2016 compared to 2015, which was primarily related to the MWH acquisition. In addition, our annual effective income tax rate increased in 2016. See pages M-21 to M-23 in this Management’s Discussion and Analysis for further EBITDA, EPS, and net income highlights.

•	Growth through acquisition. Acquisitions completed in 2016 and 2015 contributed $1.5 billion to the increase in our gross revenue in 2016 compared to 2015. We completed five acquisitions in 2016 and six in 2015, strengthening our North American presence while expanding our global reach. The MWH acquisition expanded many areas of our legacy Consulting Services business, positioned us as a global leader in the Water sector, and created a new service offering—Construction Services.

•	Successful public offering and new credit facilities. We financed the MWH acquisition with the net proceeds of a public offering that generated $578.1 million and with funds drawn from our new $1.25 billion syndicated senior secured credit facilities. The proceeds from these new credit facilities were also used to repay all outstanding indebtedness under our existing $350 million revolving credit facility, redeem all our senior secured notes, and repay the outstanding indebtedness of MWH under its existing revolving credit facility. As at December 31, 2016, $329.1 million of additional borrowing was available under our revolving credit facility for future acquisitions, working capital needs, and general corporate purposes.

OUTLOOK

•	We anticipate continued economic improvement in the United States, increased infrastructure spending in both Canada and the United States, increased spending in the water and wastewater sector, strong spending growth in the US transportation sector, a modest improvement in the energy and resource sectors compared to 2016, continued support for alternative project delivery (APD) methods—including public-private partnerships (P3s)—in Canada with increasing opportunities for APD in the United States, and modest global economic growth, offset by a moderate slowdown in the Canadian housing market.

[1] EBITDA, adjusted EBITDA, and adjusted diluted EPS are defined in the Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section (the “Definitions section”) of this report.

Management’s Discussion and Analysis December 31, 2016	M-3	Stantec Inc.

RISKS

•	Various risk factors could cause our actual results to differ materially from those projected in the Outlook section and forward-looking statements of this report. The material known risks are described in the Risk Factors section of this report. We believe there will be increased activity from the improving US economy and recent government infrastructure spending announcements in both Canada and the United States. Economic pressures and uncertainties, volatility in foreign exchange rates, volatility in energy and commodity prices, changes in private industry spending, and changes in public infrastructure funding may adversely impact our current outlook for 2017. In addition, our current outlook for 2017 could be unfavorably impacted if we are unable to successfully manage our integration program—particularly for larger acquisitions such as the MWH acquisition—or respond to the complexity of managing and running a global business.

Core Business and Strategy

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements at the end of this report.

CORE BUSINESS

We collaborate across disciplines and industries to bring buildings, energy and resource, environmental, water, and infrastructure projects to life. Our work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, maintenance, decommissioning, and remediation—begins at the intersection of community, creativity, and client relationships.

Our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe.

BUSINESS OBJECTIVE

Our business objective is to be a top 10 global design firm. Based on our annual gross revenue, we are currently within the top 5 design firms in North America and top 15 design firms globally. We continue to work diligently to be the top-tier service provider in the sectors and geographic regions we serve. While revenue and size are one way of measuring our position as top tier, our position in the industry is also measured qualitatively for information that tells us about our position in a sector, our local presence, and our global expertise.

We believe that our continued growth will increase shareholder value and give our employees the opportunity to bring their talent and expertise to top clients that have complex projects spanning multiple disciplines around the world. We plan to achieve a compound average annual growth rate of 15% through a combination of organic and acquisition growth.

Management’s Discussion and Analysis December 31, 2016	M-4	Stantec Inc.

STRATEGY

To establish a clear plan for achieving our business objective—to be a top 10 global design firm—we employ a three-year strategic planning process: three execution years where the third year is also a comprehensive strategic review year. During that year, we develop our long-range (five-year) strategy, performing a more in-depth review of the market environment and industry and challenging the direction of past strategic plans. In the interim execution years, we focus on implementing and executing that long-range strategy. In 2015, we completed a comprehensive strategic review, determining that the key elements of our strategy will not materially change over the next three years. This remains true following the 2016 acquisition of MWH, the largest acquisition in our Company’s history; however, we have evolved our 2017 strategic plan to leverage this achievement.

On May 6, 2016, we acquired MWH, a Broomfield, Colorado-based global engineering, consulting, and construction management firm providing program management and management consulting, construction management, and engineering and technical services, particularly in the water, renewable energy, and sustainability sectors. Worldwide, MWH had 187 offices operating in 26 countries with approximately 6,800 employees. This acquisition expanded our presence in water resources infrastructure while earning us a greater presence in key targeted geographic regions, including the United States, the United Kingdom, Australia, New Zealand, South and Central America, Europe, and the Middle East.

A key component of implementing our strategic plan is the full integration of acquired companies. Therefore, in 2017, one of our focuses will be successfully integrating MWH’s people, systems, and best practices into legacy Stantec, thereby creating a successful combined company poised for growth. Our business objectives for integrating MWH include achieving costs synergies, creating a combined North American organization structure that supports future growth, executing a strategy that positions global operations for investments in markets with strong growth potential, and incorporating best-in-class systems, tools, and processes from each organization.

Historically, our acquisition strategy has focused on acquisitions in North America to develop a mature presence across our business portfolio. In our comprehensive planning year, we identified the constraints of this North American-focused acquisition strategy, namely, the availability of suitable firms. As part of our 2016 Strategic Plan, we expanded our acquisition strategy by including firms with a global presence. That resulted in the MWH acquisition, which greatly expanded our global presence. For 2017, we plan to augment our disciplined North American acquisition strategy, integrate our new operations, and explore opportunities to further expand our global footprint.

Purpose, Promise, and Values

Our Company’s purpose, promise, and values form the foundation of our strategy and have not changed from 2015. Our purpose is to create communities, and our promise is to design with community in mind. Our values follow:

•	We put people first
•	We are better together
•	We do what is right
•	We are driven to achieve

Our values provide the principles that govern our employees and how we behave and make decisions. For each action-oriented value, we identify annual initiatives for talent management, learning and growth, client relationships, business processes, and operational and financial performance. (Our value statements, the results of our 2016 key initiatives, and our 2017 initiatives are further described in the Key Performance Drivers and Capabilities section of this report.)

Management’s Discussion and Analysis December 31, 2016	M-5	Stantec Inc.

Strategic Elements

The elements of our strategy have not materially changed; however, we have enhanced some elements given our Company’s significant growth in 2016.

Corporate strategic pillars

•	Design. We focus on professional consulting while maintaining our newly acquired construction management at-risk services.

•	Top tier. We position ourselves among the top-tier service providers in the sectors and geographic regions we serve.

•	Diversification. We continue to diversify our projects, clients, and geographies, thereby mitigating risk.

•	Community presence. We use the strength of our local position to bring world-class expertise to the communities where we live and work.

•	Strengthening our reach. We continue to solidify our North American presence while building on our new global platform, particularly in the United Kingdom, Australia, and New Zealand.

•	Business conduct. We embrace safety and ethical business practices as the foundation for everything we do.

Business strategic pillars

•	Single brand and platform. Our guiding principle is to use a common brand and common systems, as well as to follow common operational policies, practices, and programs. We customize this approach to accommodate the unique needs of our various business operating units.

•	Local and global client focus. We drive a client-focused culture through cross-selling efforts and account management strategies.

•	Leadership model. We organize and manage our business through a collaborative, consensus-based approach. Our leadership model evolves to meet the needs of our business and geographic regions we serve.

•	Technical excellence. We focus on quality to provide value-added services through integrated quality management systems.

•	Creative solutions. We focus on creativity to provide value-added services.

•	People. We attract talent, develop our people, and provide a diverse and inclusive work environment, ensuring we have the right people in the right roles.

Reportable Segments

In the first quarter of 2016, our Company had one reportable segment, Consulting Services, an aggregate of our previous operating segments. These operating segments were based on regional geographic areas. Our chief operating decision maker (chief executive officer) assesses our Company’s performance based on financial information available from our operating segments.

As a result of the MWH acquisition and effective the second quarter of 2016, our reportable segments (in accordance with IFRS) are based on our two primary service offerings—Consulting Services and Construction Services—and our regional geographic areas. The Company now has four operating and reportable segments:

•	Consulting Services – Canada
•	Consulting Services – United States
•	Consulting Services – Global
•	Construction Services

Management’s Discussion and Analysis December 31, 2016	M-6	Stantec Inc.

In 2016, we earned 27% of our gross revenue in Consulting Services – Canada, 48% in Consulting Services – United States, 10% in Consulting Services – Global, and 15% in Construction Services.

Consulting Services

In Consulting Services, we provide knowledge-based solutions through value-added professional consulting services in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics in the area of infrastructure and facilities, principally under fee-for-service agreements with clients. Our business operating unit leaders provide strategic direction, mentoring, and technical support to operations across our geographic regions.

Construction Services

In Construction Services, we provide construction management and project delivery at-risk services, primarily on water-related projects to key long-term clients in the United States and United Kingdom. We offer start-to-finish construction capabilities to municipal, utility, federal, and industrial clients, including commissioning and start-up services. Separate from project delivery, we also provide construction management and professional supervision services. Construction Services revenue is derived primarily from cost-reimbursable, guaranteed-maximum price contracts and fixed-price contracts. Compared to our other reportable segments, Construction Services uses more subcontractors and subconsultants and has lower gross margins.

The main contract types in this segment fall generally into four functional areas:

•	Construction management at-risk
•	Design-build and progressive design-build
•	Construction management in support of design completed by Consulting Services
•	Hard-bid construction with self-performance

We separate the construction business from the consulting businesses in our operational structure. This is key to leveraging our construction capabilities when they are advantageous to the client. This separation allows both streams of expertise to operate effectively and allows synergies to develop that complement but do not distract from the strategy of each business. In addition, the two businesses can be bundled when beneficial for the client.

We expect that the expertise available in our newly acquired Construction Services business will augment and improve our Consulting Services business. Consulting Services can then better prepare for and execute design-build projects with construction partners outside of Stantec in water markets and other sectors that we participate in.

Business Model

Our business model, a key element of our strategy, is based on providing services across diverse geographic regions, business operating unit specialization, and all phases of the infrastructure and facilities project life cycle—planning, design, construction, commissioning, maintenance, decommissioning, and remediation.

Because of our diverse model, we can generally adapt to changes in market conditions by offsetting a decreased demand for services in one business operating unit or geographic location with an increased demand in another. We believe this strategy helps us mitigate risk while we continue to increase our revenue and earnings. Also, we work on tens of thousands of projects for thousands of clients in hundreds of locations. This ensures we do not rely on a few large projects for our revenue.

The following information outlines the three main components of our business model: geographic diversification, business operating units, and life-cycle solutions.

Management’s Discussion and Analysis December 31, 2016	M-7	Stantec Inc.

Geographic Diversification

The first element of our business model is geographic diversification. Traditionally, we operated in three regional operating units—Canada, the United States, and International. Before acquiring MWH, we had international offices in the Middle East, the United Kingdom, and the Caribbean. The MWH acquisition has increased our geographic diversification as follows:

•	Expanded our geographic footprint. MWH is strongly positioned and experienced in global markets through its platform in the United Kingdom, Australia, New Zealand, South and Central America, Europe, and the Middle East. The MWH acquisition provided us with immediate geographic breadth, creating a platform for expansion and diversification. We believe that the combination of MWH’s and Stantec’s complementary capabilities, market presence, and cultures creates opportunities to service more clients and offer a broader range of services worldwide.

•	Created additional growth opportunities. We believe that the engineering and construction sector will continue to consolidate and that both scale and global capabilities will be important competitive differentiators, particularly on large and complex projects. MWH has been in business for approximately 200 years, so it has a wealth of experience operating in global markets. Augmented by our strong statement of financial position, history of operational effectiveness, and experience in successfully completing and integrating acquisitions, we expect to be well positioned to grow both organically and by acquisition. MWH’s platform in the United Kingdom and Asia Pacific regions gives us the opportunity to expand our current North American acquisition strategy into new global markets, which we believe widens the platform for our acquisition program.

Geographic Opportunities

Since the MWH acquisition, our Consulting Services business has continued to operate as three regional operating units—Canada, the United States, and Global (formerly International). Our Construction Services business is a new reportable segment.

Over the next two years, we will continue our growth in North America through both organic and acquisition growth; we expect to augment this growth with acquisitions and organic growth in the United Kingdom, Australia, and New Zealand. During this time, we will gradually increase our geographic reach in other markets that are suited for and receptive to our services.

Canada. At December 31, 2016, we had approximately 7,500 employees in Canada. We benefit from a mature position within each region and view our strategic opportunities as follows:

•	Pursuing business expansion opportunities within our Water and Transportation sectors
•	Continuing to strengthen our infrastructure presence in the Greater Toronto Area, other parts of Ontario, and the Atlantic, Alberta, and British Columbia regions
•	Continuing to capitalize on opportunities in LNG facilities; pipelines; ports and marine terminals; tidal water markets; and health, education, commercial, and civic markets
•	Capitalizing on alternative energy projects, specifically in the expanding wind, hydro, co-generation, and carbon-capture markets
•	Securing additional projects serving First Nations communities because of our strong Aboriginal partnerships and connection to local communities, as well as the federal government’s plans for infrastructure spending
•	Continuing to capitalize on opportunities in P3 markets

Management’s Discussion and Analysis December 31, 2016	M-8	Stantec Inc.

United States. At December 31, 2016, we had approximately 9,700 employees in the United States (including 750 in Construction Services), where the economy is expanding. Due to acquisitions completed over the past number of years we are achieving critical mass and diversity in many sectors and geographies.

We will remain focused on strengthening our service capabilities and reaching maturity in the markets we serve. We view our strategic opportunities as follows:

•	Continuing to leverage our recognized expertise in community development and infrastructure to capitalize on opportunities related to the strong US housing market
•	Continuing to pursue infrastructure opportunities in the US West region and Sunbelt states
•	Expanding our Federal Services group and our disaster management and resilience efforts
•	Growing our Environmental Services business across the United States
•	Continuing to expand our US Buildings business, particularly in the US West, and diversifying from healthcare
•	Continuing to pursue acquisition opportunities in our Energy & Resources business operating unit

Global. At December 31, 2016, we had approximately 4,800 employees in our Global operations (including 1,000 in Construction Services, all located in the United Kingdom). The MWH acquisition provided immediate geographic breadth, creating a platform for expanding and diversifying. Our focus in 2017 will be to develop a leadership and organizational structure that brings together Stantec’s legacy International operations with MWH’s global operations and supports further growth in key markets and regions. We view our strategic opportunities as follows:

•	Continuing to solidify our existing Stantec presence in the United Kingdom and the United Arab Emirates
•	Leveraging MWH’s top-tier brand in the United Kingdom so we can continue working on projects through the United Kingdom’s Asset Management Program
•	Enhancing and growing our strategic technical consulting business in the United Kingdom and expanding MWH’s UK service offerings beyond water through a focused acquisition strategy
•	Cross-selling services in continental Europe
•	Expanding service offerings in the United Kingdom, Australia, and New Zealand by capitalizing on Stantec synergies

Business Operating Unit Specialization

Business operating unit specialization is the second element of our business model. In Consulting Services during 2016, we had four specialized business operating units: Buildings, Energy & Resources, Environmental Services, and Infrastructure. In 2016, we earned 22% of our Consulting Services gross revenue in Buildings, 12% in Energy & Resources, 17% in Environmental Services, and 49% in Infrastructure.

Within these four Consulting Services business operating units, we focus on the top 14 sectors that our clients operate in. By better understanding our clients’ goals, the market influences, and our business drivers, we can offer multidisciplinary solutions to meet their needs.

Buildings

We generate most revenue in our Buildings business operating unit by providing pre-design, design, and construction administration services in planning, architecture, buildings engineering, and interior design services for vertical infrastructure. We earn most of our revenue from private sector and institutional clients; the remaining revenue is from public sector clients. We provide services in the following sectors:

Management’s Discussion and Analysis December 31, 2016	M-9	Stantec Inc.

•	Airports & Aviation
•	Civic
•	Commercial
•	Education
•	Healthcare
•	Industrial
•	Science & Technology

Energy & Resources

We generate most of our revenue in our Energy & Resources business operating unit from industrial engineering, project management, and construction management services primarily for private sector clients. Services are provided in the following sectors:

•	Mining
•	Oil & Gas
•	Power
•	Waterpower & Dams

Environmental Services

We generate most of our revenue in our Environmental Services business operating unit by providing front-end environmental services for private sector clients and remediation activities for private and public sector clients. Environmental Services provides services across all Company sectors, though more than 45% of its revenue is generated from our Energy & Resources business operating unit.

Infrastructure

We generate most of our revenue in our Infrastructure business operating unit by providing front-end design and engineering services, with a small portion from project and construction management services. We provide services in the following sectors:

•	Community Development
•	Transportation (Bridges, Roadways, and Transit & Rail)
•	Water

Our Community Development sector mainly serves private sector clients. Our Transportation and Water sectors mainly serve public sector clients, but a growth area is delivering these services using alternative project delivery methods.

MWH’s cross-selling capabilities to various end markets

MWH adds global capabilities in water-related design services to our key hydropower, oil and gas, mining, and industrial clients. MWH’s global client portfolio is expected to generate opportunities for our Energy & Resources business operating unit to cross-sell its engineering services. We believe that further opportunities exist to cross-sell services provided by our Buildings and Environmental Services business operating units to MWH’s clients.

Evolution of our business operating unit specialization

We continually evolve our organizational structure so that it adapts to changes in the marketplace, meets our business needs, and positions us for long-term success. The MWH acquisition added a world-class design presence to our Water sector and a truly global platform from which we can enhance our Consulting Services offerings. For these reasons, we are realigning our Consulting Services organizational structure. Bringing our

Management’s Discussion and Analysis December 31, 2016	M-10	Stantec Inc.

total number of business operating units to five, at the beginning of 2017, we added Water as a separate business operating unit by segregating the legacy Stantec Water sector from our Infrastructure business operating unit and combining it with MWH’s capabilities in water.

Considering this realignment, our restated 2016 gross revenue earned in Consulting Services is 22% in Buildings, 12% in Energy & Resources, 17% in Environmental Services, 28% in Infrastructure, and 21% in Water. (Refer to the Results section of this report for additional details about the restated 2016 figures.)

Life-Cycle Solutions

We provide professional services in all phases of the project life cycle: planning, design, construction, commissioning, maintenance, decommissioning, and remediation. This inclusive approach enables us to deliver services during periods of strong new capital project activity (design and construction) and of redevelopment and operational spending activity (maintenance, integrity management, and remediation). We believe this strategy enables us to maintain long-term client relationships throughout the life of a project or an infrastructure asset.

Beginning with the planning and design stages, we provide conceptual and detailed design services, conduct feasibility studies, and prepare plans and specifications. During the construction phase, we generally act as the owner’s representative, providing project management, construction management, surveying, and resident engineering services. In our Consulting Services business, we focus principally on fee-for-service work and rarely act as the contractor or take on construction risk. In our Construction Services business, we provide construction management at-risk services. During the maintenance phase that follows project completion, we provide ongoing professional services for integrity management, as well as for maintenance and rehabilitation projects such as facilities and infrastructure management, facilities operations, and performance engineering. In the final decommissioning phase, we provide solutions, recommendations, and remediation strategies for taking facilities out of active service. The MWH acquisition provided a broader enhanced service offering throughout the complete project life cycle and expanded our service offerings in the construction phase.

Key Performance Drivers and Capabilities

Our key performance drivers are defined by external forces and by internal initiatives that are articulated through our value statements: we put people first, we are better together, we do what is right, and we are driven to achieve.

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements at the end of this report.

KEY EXTERNAL DRIVERS

Consulting Services

Our Consulting Services business is driven by external industry factors that affect the demand for our services.

Buildings

Our Buildings business operating unit consists of seven market sector groups. This diversity means that Buildings is driven by a combination of factors such as economic outlook, technology advancements, aging infrastructure, resiliency trends, regulatory changes, project complexity, population growth, urbanization, and demographic changes. Drivers specific to our key market sectors include the following: passenger and air freight traffic (Airports & Aviation), US healthcare reform (Healthcare), the incorporation of full automation in warehousing and the supply chain (Industrial), Internet commerce (Commercial), municipal government funding (Civic), and a focus on science, technology, engineering, and mathematics education (Education and Science & Technology).

Management’s Discussion and Analysis December 31, 2016	M-11	Stantec Inc.

Energy & Resources

Our Energy & Resources business operating unit is driven primarily by supply and demand for commodities both globally and locally. Our Oil & Gas and Mining sectors are impacted by economics, commodity prices, cost reduction and efficiencies, technological advancement, and political and regulatory drivers (including carbon emission reductions). Other considerations include alternative fuels, aging infrastructure, and energy efficiency trends. These sectors are highly cyclical and can experience rapid and dramatic fluctuations in price and supply and demand.

Our Power sector is more of an infrastructure business, but economic activity also affects power demand and therefore impacts this market. Regulations, infrastructure age, the location of supply and demand for transmission and distribution, and renewable subsidization also influence activity in our Power sector.

Significant drivers for the Waterpower & Dams sector include climate change and the associated demand for hydroelectric power, both as a renewable generation source and for its ability to integrate other renewables (wind and solar). Aging infrastructure results in the need to rehabilitate, modernize, and upgrade existing dam and hydroelectric projects.

Environmental Services

Our Environmental Services business operating unit performs services in some capacity across all Company sectors, though most significantly in our Energy & Resources business operating unit and our Transportation and Commercial sectors. Therefore, the drivers for Environmental Services overlap with those affecting other business operating units. Following are the most significant drivers affecting Environmental Services: economic and political conditions, construction growth, environmental regulations, emphasis on environmentally sustainable behaviors, demand for emergency site remediation planning and cleanups, Aboriginal involvement in resource-based projects, and increasing spending on infrastructure improvements in Canada and the United States.

Infrastructure

Our Infrastructure business operating unit is driven by a combination of economic, demographic, urbanization and housing, technology, public funding, and regulatory factors. Additional drivers include employment rates, interest rates, water conservation efforts, public and active transport usage, technological advancements, aging infrastructure, resiliency trends, and regulatory changes. Drivers specific to key market sectors include the housing-affordability crisis (Community Development), connected and autonomous vehicles, and Smart Cities and design-build (Transportation). Overall, this business operating unit relies heavily on local and regional clients and benefits from Stantec’s strong community presence.

Water

We will report Water as a distinct Consulting Services business operating unit effective January 1, 2017. The Water business operating unit performs services in the following sectors:

•	Client Enterprise Systems
•	Conveyance
•	Urban Stormwater & Wet Weather Flow
•	Waste Management
•	Water Resources Planning & Management
•	Water Treatment
•	Wastewater Treatment

Management’s Discussion and Analysis December 31, 2016	M-12	Stantec Inc.

Our Water business operating unit is driven primarily by regulatory and public funding factors as well as aging infrastructure, resiliency strategies, demographic shifts, water scarcity, climate change, globalization and geopolitics, technology, and economic cycles.

Construction Services

Key performance drivers for Construction Services are similar to the drivers for our legacy Stantec Water sector; these Water sector drivers were carried over to our newly defined Water business operating unit. Specifically, trends that are expected to impact water infrastructure requirements and drive growth in the sector include demographic shifts, water scarcity, climate change, globalization and geopolitics, technology, and economic cycles.

KEY INTERNAL DRIVERS

We believe our actionable value statements best reflect what unites Stantec and compels our people to come to work and to do their best every day. Our performance depends on our ability to achieve excellence by putting people first, developing strong, long-lasting relationships with each other and our clients, doing what is right, and being driven to achieve at every level. Our value system provides a framework for the strategic initiatives that we implement to drive our performance and help obtain our overall business objective of being a top 10 global design firm.

We Put People First

We continue to evolve by attracting talent and developing our people. This entails assessing and guiding current employees, engaging and developing leadership, and ensuring we create an experience and a work environment that retains talent. The total number of employees at our Company was approximately 15,200 at the end of 2015 and approximately 22,000 at the end of 2016.

Employees

Our people remain at the core of what we do. We strive to attract and retain the best employees in the field and to further develop their talents.

We are committed to supporting, fostering, and investing in each employee’s success through a culture of opportunity, equity, development, diversity, and innovation. Specific career streams provide employees with career development direction and growth opportunities based on their primary area of interest. We also have a formalized succession planning process and offer a number of leadership programs. In 2016, we initiated the pilot phase of a Talent Management System so we can collect and integrate all talent data across Stantec. In 2017, we will start a phased-in implementation process.

Our Diversity and Inclusion committees foster a workplace that supports the unique differences of our clients and employees. In 2016, we continued to deliver initiatives supporting diversity and inclusion, including rolling out unconscious-bias training to leadership, and in 2017, it will be available Company-wide. We will also expand our mandate for employee resource groups to bring together communities of employees with shared backgrounds and values. We will also call on the expertise of the Canadian Centre for Diversity and Inclusion to support our ongoing development of a comprehensive diversity and inclusion plan.

We measure the success of our various initiatives through retention rates, employee surveys, 360-degree feedback, and exit interviews. The results help us develop future programs and initiatives.

Management’s Discussion and Analysis December 31, 2016	M-13	Stantec Inc.

Senior leadership

Our Executive Vice President Team (EVPT) is made up of our senior leaders: the chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), chief business officer (CBO), and executive vice presidents (EVPs). The EVPT oversees the Company’s overall performance, including developing and monitoring our business plan, monitoring financial performance and risks, approving policies and procedures, and overseeing acquisitions and divestitures. EVPs are specifically responsible for the performance of our reportable segments and business operating units.

In 2016, we worked toward building fully developed processes to assess, grow, reward, and promote our leaders to achieve success today and prepare for future talent and business needs. In 2017, we will compare core leadership needs and gaps to our business plan and acquisition needs. We will assess current succession planning processes, tools, and outcomes for employees, including those joining Stantec through acquisition. We will identify mission-critical roles and run succession-planning pilots in certain areas of our Company.

Compensation

Our ability to align the activities of our senior leadership and other key employees with our short- and long-term financial and strategic goals is a key driver of our success. In addition to their fixed salaries, we provide short- and long-term compensation on a discretionary basis for their individual and corporate contributions to meeting our objectives.

For our senior leadership, senior managers, and other key employees, we provide a short-term incentive program (STIP) that is paid annually in cash. The total amount available in the STIP for any given year is calculated as a percentage of our annual pretax, pre-STIP net income, which encourages our senior managers to achieve profitable business results. To determine the STIP awards for the year, we evaluate each eligible employee’s personal performance and achievement of Company-wide and business unit objectives. In our view, this compensation program creates a sense of shared responsibility for achieving outstanding business results and meeting our clients’ needs.

Our compensation program for our senior leadership team provides a long-term incentive plan (LTIP) using both share options and performance share units (PSUs), in addition to base salary and STIP participation. The mix of fixed salary, STIP compensation, and LTIP compensation varies, depending on the seniority of the executive within the organization. Our CEO, CFO, COO, CBO, and EVP targeted total compensation is more heavily weighted to long-term incentives. This motivates our most senior executives to make decisions that are in the long-term interest of the shareholders.

Certain key employees who are not members of the senior leadership team are also granted options through an LTIP approved by shareholders in 2014, further aligning their interests with our shareholders’ interests, as well as encouraging them to remain with us over the long term.

The CEO’s STIP is evaluated by the board annually and is based on achieving corporate and individual performance metrics, and he is awarded annual long-term incentive grants of share options and PSUs. His total compensation is 25% fixed base salary, 25% short-term cash incentive opportunity, and 50% equity-based long-term incentives. The long-term incentives granted are one-third share options and two-thirds PSUs.

We require our CEO, CFO, COO, CBO, and EVPs to own a minimum number of shares in the Company. These executives must own a multiple of their base salary in shares. We believe that our long-term programs and the minimum ownership requirement provide the appropriate incentives for our EVPT to achieve growth in our share price, thereby aligning their compensation with the interests of shareholders.

Management’s Discussion and Analysis December 31, 2016	M-14	Stantec Inc.

We also have an executive compensation claw-back policy which shows our commitment to the principle that compensation paid to our executives—based on financial information that has since been restated—should be returned.

We Are Better Together

Strong, long-lasting relationships are at the center of everything we do, and each employee brings individual strengths to our Company, whether that is technical expertise, particular sector experience, or exceptional client relationships. When we combine those strengths, we believe we reach our full potential to build lasting relationships with our clients. Building and developing a consistently positive client-centered experience is essential for the continued growth and success of our organization.

Organizational evolution

In 2016, we continued the process of realigning our internal structure to better serve our clients. The acquisition of MWH added a world-class design presence in the water sector, including a top-tier presence in the United States and United Kingdom, and a world-class presence in waterpower and dams. To best leverage this expertise and offer a higher degree of leadership and increased visibility for clients and employees, effective January 1, 2017, we are combining legacy Stantec’s Water sector (from the Infrastructure business operating unit) and MWH’s Water businesses into a separate business operating unit—Water.

Account management and client development

We continue to pursue a client strategy that focuses on growing global accounts while augmenting the strength of our local client base and differentiating ourselves from our peers in the marketplace. The purpose of our account management program is to position Stantec for sustainable organic growth. In 2017, we will focus on strengthening our ability to establish key accounts, align capable account managers, develop new business with those accounts, and measure our success.

In 2016, we developed a client-centric, cross-functional Client Services team to improve the growth of our key accounts and the services we provide to our clients. As well, account managers were asked to develop account development plans for each national and global top client identified for 2017. We plan to extend this program to local and regional accounts in 2017. We also plan to leverage MWH’s sales and client development capabilities.

Alternative project delivery

Although our business has historically followed a fee-for-service model, we do have processes for evaluating, pursuing, and executing projects using alternative project delivery (APD) methods, such as various forms of design-build and P3s, and bundling engineering, procurement, and construction management (EPCM) services. In 2016, we proposed that—over a period of a few years and for select projects, clients, and sectors—we will continue exploring our service delivery approach and risk appetite to better meet our clients’ needs. We will continue this approach in 2017.

MWH’s Construction Services will continue to focus on its existing business, but we will consider how we can incorporate their construction knowledge and identify ways they might support our overall strategy for EPCM projects.

Creativity and Innovation Program

We continue to support and promote creative and innovative thinking. In 2016, we formalized a program that recognizes and celebrates, internally and externally, the efforts of our employees to develop and apply ideas that benefit us, our clients, and our communities. The program includes an annual fund to support research, development, and innovative ideas initiated by our employees, as well as financial rewards for staff who publish

Management’s Discussion and Analysis December 31, 2016	M-15	Stantec Inc.

articles or speak at conferences. The program also includes a venture fund intended to support innovative ventures into markets we are not yet in or services we do not currently offer. In 2017, we will work to integrate MWH best practices into our existing program with the goal of having a fully integrated approach for 2017.

Practice technology framework and cybersecurity

Our Company embraces digital technologies that assist us in delivering professional services and help us improve services to our clients. We also recognize the importance of cybersecurity and therefore have a comprehensive IT security program designed to predict, prevent, detect, and respond to cybersecurity threats. (Cybersecurity is further described in the Risk section of this report.) In 2016, we completed an assessment of practice technology needs across the business. We are now focused on developing strategic priorities and critical business needs to improve practice technology support, governance, and resources.

Balanced leadership model

Because our Company has evolved, we continue to strengthen and customize our balanced leadership model to enable the unique needs of our business. The balanced leadership model—consisting of both geographic and business leadership—offers our clients a local presence and diverse services and facilitates the cross-selling of services to new clients and in new geographies. Our structure will continue evolving to meet our clients’ needs.

Brand positioning

In 2016, we began resurveying our clients and industry decision makers to measure the progress we made in our brand positioning since 2013. We also surveyed MWH clients to better understand MWH’s position in its markets and the key attributes that matter most to its clients. The research findings will help us make recommendations for effectively integrating MWH’s brand into Stantec’s brand and identify ways to develop Stantec’s existing strategic brand platform. The intent is to leverage the strengths of both brands in the global marketplace in 2017 and beyond. Following these recommendations, we will develop comprehensive internal and external brand campaigns to communicate our combined brand to employees and the marketplace.

We Do What Is Right

Doing what is right means paying attention to the impact that every decision has on the way we do business and holding ourselves to a high standard of ethics and integrity in everything we do. It also means committing to professional excellence in a manner that fosters an innovative, forward-looking culture of safety and sustainability.

Ethics and integrity

Our reputation remains a significant asset; therefore, our focus continues to be on aligning our actions and decisions with our ethics and integrity policies. One way we ensure this is by conducting annual mandatory ethics, integrity, and anti-corruption compliance training for all employees. We articulate our high standard of business practices through our Project Management Framework, Code of Ethics, and policies and practices. We also engage an outside agency to monitor, review, and report any issues identified through our Integrity Hotline. In 2017, we will deploy an updated ethics and integrity compliance training program to focus on issues routinely faced by design and construction firms and build on MWH’s strong global compliance program.

Health, safety, security, and environment

We are committed to ensuring the health and safety of all employees and stakeholders involved in our professional work. We continue to promote a culture of safety across our organization by implementing numerous formal and informal initiatives. In 2016, we reorganized our former Health, Safety, and Environment group. The Health, Safety, Security, and Environment (HSSE) group is now focused on three main areas: occupational health and safety, security, and the environment.

Management’s Discussion and Analysis December 31, 2016	M-16	Stantec Inc.

We will continue developing a mature health and safety culture that is focused on leading indicators and that decreases our total recordable injury rate. In 2017, HSSE will focus on refining our environmental management system and tools and establishing security processes which address both staff mobility and facilities assessment to enhance leadership engagement and reduce employee injuries. To achieve this, we will enhance our employees’ understanding of how Stantec employees are “Safer Together” by highlighting the employees’ personal connection and commitment and senior leadership’s accountability. In addition, we will focus on combining the best of the systems and processes acquired through the MWH transaction.

Quality management

We use various methods to ensure high-quality project execution, including the following:

•	Project Management Framework. We are committed to efficient and high-quality project execution within a framework that incorporates ethics, safety, sustainability, innovation, and profitability. In legacy Stantec operations, our Project Management (PM) Framework helps us improve project planning, remain committed to quality assurance, and fulfill independent review requirements, and these principles are consistently applied to all projects. For MWH operations, we use a proprietary handbook of PM practices that will be integrated with the legacy Stantec PM Framework in 2017 and adopted by all our Consulting Services operations. MWH Construction Services uses a Project Management Administration Plan to tailor its project management practices to each project and integrate quality, risk, health and safety, information technology (IT), and change management procedures.

We always strive to enhance our project execution and forecasting ability and to facilitate more efficient resource management. Currently, we use a diverse range of tools, including our Enterprise Management System, to execute projects effectively, and we will continue to invest in these tools in 2017.

•	Internal practice audits. We conduct internal practice audits to identify opportunities for practice improvement across regions, disciplines, and sectors.

•	Integrated Management System. In legacy Stantec operations, our Integrated Management System (IMS) clarifies expectations for project delivery and client service excellence and conveys the steps employees must take to achieve more consistent and successful project outcomes. In 2016, we redefined our internal practice audit program and expanded the number of internal practice audits and client surveys conducted annually. We are also in the process of consolidating our audit, client survey, incident notification, and improvement plans on a Company-wide Governance Risk Control application.

•	Programs and Business Solutions. Effective project management depends not only on tools but also on people. Project Management is a career stream at Stantec. In 2016, we merged our legacy Stantec Project Delivery Office with MWH’s Business Solutions group to create the Programs and Business Solutions (PBS) group. PBS houses a group of senior project managers and project management specialists who can be deployed when needed to any project throughout Stantec. PBS addresses the project and commercial needs of major projects, including APD and P3 projects. It also provides a systematic way to manage and mitigate the risk profiles on major projects.

•	Regulatory compliance. We operate in diverse regulatory environments and are committed to complying with regulatory requirements. For instance, we comply with employment practices and financial reporting standards and controls. We also demonstrate our commitment to excellence through our documented policies and practices.

Management’s Discussion and Analysis December 31, 2016	M-17	Stantec Inc.

Sustainability

We believe that every service that Stantec provides—from external services to our clients that ensure we continue to design in a sustainable way to our own internal impact on the environment while we deliver our services—contributes to a sustainable environment.

We are committed to finding ways to further enhance our services. In addition, we continue to invest in LEED-accredited and Envision professionals through training and mentorship to ensure we are well positioned as leaders in the field of sustainable and integrated infrastructure solutions. Envision is a planning framework and evaluation system developed by the Institute for Sustainable Infrastructure and the Harvard Graduate School of Design. It provides a holistic framework for planning, designing, evaluating, and rating the community, environmental, and economic benefits of infrastructure projects and systems.

In our internal operations, we are committed to reducing our negative impact on the environment by progressing toward least-impact approaches to energy consumption, paper consumption, and waste disposal. We track and report our progress in our annual Sustainability Report and in the Carbon Disclosure Project (CDP). In 2017, we will remain focused on meeting established targets to reduce our environmental impact.

Community engagement

Our purpose is to create communities. At Stantec, we are active members in our communities, making lasting connections with the people that we live with and work with. To help support their growth and development, we regularly partner with a number of charitable and community organizations to work on social projects, environmental projects, and charitable initiatives.

In 2016, our Company contributed approximately $3 million to community engagement activities in arts, education, environment, and health and wellness. In addition to these funds, we continued to give back to our communities by volunteering, fundraising, and being a partner. For example, as part of our fourth annual Company-wide Stantec in the Community Day, more than 8,000 employees volunteered approximately 16,000 hours in communities around the world.

In every region, we make decisions with local input. We recognize that local employees best understand how to match our resources and capabilities to our communities’ priorities and how to provide support to the organizations that make a difference. Corporately, we provide the framework that guides decision making, ensuring our community investments align with our organizational objectives and resonate with our employees and business leaders in the communities we serve.

We target donating up to 1% of our annual pretax profits through direct cash contributions or services in kind to charitable and not-for-profit endeavors in the arts and in education, environment, and health and wellness.

We Are Driven to Achieve

Achievement at every level begins and ends with a firm commitment to being the best that we can be. To do this, we will continue to balance growth, execution, and risk appetite while we focus on long-term sustainability.

We will continue to pursue top-tier positioning in the markets we serve and maintain the balance of our diversified business model over the long term. We will do so through our organic growth strategies and continue to strategically execute our small- and mid-sized North American acquisitions and augment that strategy to include small to midsized acquisitions in the United Kingdom, Australia, and New Zealand.

Management’s Discussion and Analysis December 31, 2016	M-18	Stantec Inc.

Growth opportunities

Our aim is to achieve consistent growth and profitability. We will do this by sustaining a culture of excellence and remaining committed to our clients, our people, our communities, and our shareholders. We commit to maintaining our diversification strategy, ensuring an appropriate balance within our sector mix.

Achieving a high level of market presence in communities we serve is a key driver to our success. Our approach to regional growth is to effectively service our existing regional and local clients, develop new client relationships, and grow our reputation and business where opportunities exist. Our target is to be among the top-tier service providers in each region and sector. With this level of market presence, we are less likely to be affected by downturns in regional economies.

Organic growth has been and continues to be an element of our strategy. To achieve growth, we leverage client relationships by cross-selling, following a sector-based approach, and delivering our account management programs. We refine internal strategies that promote a culture of revenue generation in all areas of our Company.

Acquisitions are key to our strategy, and increasing the depth of our capabilities and broadening our geographic coverage enables us to better service our clients and achieve growth. Historically, we have focused our acquisition strategy on growth in design-related services in North America. As part of our 2016 strategic plan development, we recognized the need to start modifying our strategy to maintain our historical growth rates. MWH presented an opportunity to acquire a North American firm that aligns with our Company’s culture and strategy and that expands our services and growth opportunities into a larger global marketplace.

For 2017, we intend to continue executing a disciplined North American acquisition approach: targeting firms that enhance our service capabilities, deepening our geographic positioning, aligning our culture and strategy, and acting as a catalyst for enhanced organic growth. As we focus on integrating our global operations, we plan to explore opportunities to further expand our new global footprint.

Financing

Our continued ability to finance our growth plan supports our success. Adequate financing gives us the flexibility to acquire firms that are appropriate for our vision and complement our business model.

Since the public trading of our shares began on the Toronto Stock Exchange (TSX) in 1994, we have increased our gross revenue at a compound annual rate of 19.3%. To fund acquisition growth, we require cash generated from both internal and external sources. Historically, we have completed acquisitions almost entirely using cash generated from operations, credit facilities, and vendor notes. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities. This was the case for the MWH acquisition: we financed the acquisition through the net proceeds of both a public offering of common shares and funds drawn from our credit facilities (further described in the Capital Management and Shareholders’ Equity sections of this report).

Management’s Discussion and Analysis December 31, 2016	M-19	Stantec Inc.

Results

OVERALL ANNUAL PERFORMANCE

In 2016, we continued to grow by consistently executing our strategy. Our results and performance reflect the five strategic acquisitions completed in the year, a common share offering, and the renegotiation of our long-term debt in the second quarter of 2016. In particular, the MWH acquisition, the largest in our history, significantly added to our operating results.

The following highlights other major financial achievements and strategic activities in 2016 that contributed to our financial performance and overall financial condition:

•	Continuous profitability. We ended 2016 with 49.5% growth in gross revenue. EBITDA increased 9.8% and adjusted EBITDA increased 15.5% in 2016 compared to 2015. Our net income was $130.5 million in 2016 compared to $156.4 million in 2015. Diluted earnings per share (EPS) was $1.22 in 2016 compared to $1.65 in 2015; adjusted diluted EPS was $1.69 in 2016 compared to $1.84 in 2015. See pages M-21 to M-23 in this report for further EBITDA and net income highlights. (EBITDA, adjusted EBITDA, and adjusted diluted EPS are defined in the Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section the “Definitions section” of this report.)

•	Growth through acquisition. By successfully executing our acquisition and integration strategy, acquisitions completed in 2016 and 2015 contributed $1.5 billion to our growth in gross revenue year over year, mainly from our MWH acquisition. In particular, MWH expanded many areas of our Consulting Services business, positioned us as a global leader in the Water sector, and created a new service offering—Construction Services.

•	Effective and diversified business model. By consistently executing our business strategy and by capitalizing on opportunities to increase project activity in our Infrastructure business operating unit, we were able to partly offset the organic revenue retraction in our Buildings, Energy & Resources, and Environmental Services business operating units. Overall, in 2016, organic gross revenue retracted 5.6%.

•	Growth in backlog. Our contract backlog grew 77.3%—from $2.2 billion at December 31, 2015, to $3.9 billion at December 31, 2016. (Backlog, a non-IFRS measure, is further discussed in the Definitions section of this report.)

•

Successful public offering. We financed the MWH acquisition through the net proceeds of (a) a public offering of 19,964,000 shares for $30.25 each and (b) funds drawn from New Credit Facilities described

Management’s Discussion and Analysis December 31, 2016	M-20	Stantec Inc.

below. The $603.9 million public offering of shares was completed through an agreement with CIBC World Markets Inc. and RBC Dominion Securities Inc. on behalf of a syndicate of underwriters. After share issuance costs and underwriters’ fees, our net proceeds from the public offering were $578.1 million.

•	New credit facilities. Concurrent with the acquisition of MWH, we entered into an agreement for new $1.25 billion senior secured credit facilities (New Credit Facilities) consisting of a senior secured revolving credit facility of a maximum of $800 million and a $450 million senior secured term loan in three tranches. The proceeds from the New Credit Facilities were used to repay all outstanding indebtedness under our existing $350 million revolving credit facility and redeem all senior secured notes. We also used the proceeds from the New Credit Facilities to repay the outstanding indebtedness of MWH under its existing revolving credit facility with Bank of America Merrill Lynch. (See the Capital Management section of this report for additional information.)

SELECTED ANNUAL INFORMATION

The following table highlights trending of certain annual information:

(In millions of Canadian dollars, except per share amounts and %)	2016	2016 vs. 2015 (%)	2015	2015 vs. 2014 (%)	2014

Gross revenue	4,300.1	49.5%	2,877.2	13.7%	2,529.9
Net revenue	3,098.4	30.5%	2,373.7	14.4%	2,075.3
EBITDA (note 1)	336.3	9.8%	306.3	3.9%	294.7
Adjusted EBITDA (note 1)	352.3	15.5%	305.1	3.2%	295.6
Net income	130.5	(16.6%)	156.4	(4.9%)	164.5
EPS – basic	1.22	(26.5%)	1.66	(5.7%)	1.76
EPS – diluted	1.22	(26.1%)	1.65	(5.2%)	1.74
Adjusted EPS – basic (note 1)	1.69	(8.6%)	1.85	(1.1%)	1.87
Adjusted EPS – diluted (note 1)	1.69	(8.2%)	1.84	(0.5%)	1.85
Cash dividends declared per common share	0.45	7.1%	0.42	13.5%	0.37

Total assets	4,284.7	83.0%	2,341.9	19.5%	1,959.6
Total long-term debt	1,020.5	179.3%	365.4	18.1%	309.3

Cash flows
From operating activities	285.7		205.5		207.2
Used in investing activities	(1,136.6)		(252.4)		(174.3)
From (Used) in financing activities	995.1		(44.3)		(24.7)

Outstanding common shares as at
December 31	114,081,229		94,435,898		93,836,258
February 22, 2017	114,128,589
Outstanding share options as at
December 31	3,655,020		2,980,601		2,676,568
February 22, 2017	3,600,660

note 1: EBITDA, adjusted EBITDA, and adjusted basic and diluted earnings per share (EPS) are non-IFRS measures and are further discussed in the Definitions section of this report.

Management’s Discussion and Analysis December 31, 2016	M-21	Stantec Inc.

2016 vs. 2015

We ended 2016 with 49.5% growth in gross revenue. Gross revenue increased 53.4% due to acquisitions completed in 2016 and 2015 and 1.7% from the weakening of the Canadian dollar. These increases were partly offset by organic retraction of 5.6%. We experienced moderate organic gross revenue growth in our Infrastructure business operating unit while Buildings, Energy & Resources, and Environmental Services business operating units retracted.

In 2016, EBITDA increased 9.8% over 2015. It was impacted by

•	A decrease in our gross margin as a percentage of net revenue—from 54.5% in 2015 to 54.1% in 2016—resulting primarily from decreased margins in our Canadian operations due to margin pressures in our Energy & Resources business and lower margins in Construction Services. Construction Services is a high volume, lower-margin business that incurs more subcontractors and direct expenditures than Consulting Services.

•	An increase in our administrative and marketing expenses—from 41.6% in 2015 to 43.1% in 2016—due in part to the following:
•	A $13.8 million increase in acquisition-related costs, which in 2016 included legal, accounting, and financial advisory fees resulting primarily from due diligence services incurred for the MWH acquisition
•	A $7.6 million increase in retention and merit payments to retain key employees during the integration periods that follow our acquisitions
•	A $4.0 million increase in severance costs due to the decline in the oil and gas and mining sectors and employee rationalization following our acquisitions
•	An $11.2 million increase in professional fees
•	An increase in acquisition- and integration-related administration labor expenses

Our net income was $130.5 million in 2016 compared to $156.4 million in 2015, and diluted EPS was $1.22 in 2016 compared to $1.65 in 2015. Net income was impacted by the EBITDA items noted above, and a $37.8 million increase in the amortization of intangible assets mainly related to backlog, client relationships, finite-lived trademarks, and software acquired from acquisitions completed in 2015 and 2016, and software additions over the last two years. We added $354.2 million to intangible assets from acquisitions in 2016. As well, net interest expense increased year over year, mainly resulting from a $655.1 million increase in our outstanding long-term debt at December 31, 2016, compared to December 31, 2015, primarily due to the MWH acquisition. In addition, our annual effective income tax rate increased to 27.8% from the 26.1% rate in 2015 as further discussed on M-40.

2015 vs. 2014

We ended 2015 with 13.7% growth in gross revenue. Gross revenue increased 12.1% due to acquisitions completed in 2015 and 2014 and 7.5% from the weakening Canadian dollar. These increases were partly offset by organic revenue retraction of 5.9%. We experienced strong organic gross revenue growth in our Buildings and Infrastructure business operating units that was offset by a retraction in our Energy & Resources business operating unit.

In 2015, EBITDA increased 3.9% over 2014. It was impacted by

•	A decrease in our gross margin as a percentage of net revenue—from 54.9% in 2014 to 54.5% in 2015—due primarily to the mix of projects, lower margins from projects acquired in our Dessau acquisition, P3 pursuits, and margin pressures in the energy and resource market

Management’s Discussion and Analysis December 31, 2016	M-22	Stantec Inc.

•	An increase in our administrative and marketing expenses—from 40.8% in 2014 to 41.6% in 2015— due in part to the following:
•	A $4.3 million increase in severance costs resulting from our employee rationalization due to the decline in the oil and gas and mining sectors
•	An increase in acquisition and integration expenses, including French translation costs associated with our Quebec operations
•	An overall reduction in utilization due to the impact of the decline in the above-noted sectors as well as the impact of the continued integration of acquisitions
•	A $3.5 million increase in our share-based compensation expense

•	The recognition of a $4.1 million non-operating loss related to the sale of our India subsidiary in Q4 15

Our net income was $156.4 million in 2015 compared to $164.5 million in 2014, and diluted EPS was $1.65 in 2015 compared to $1.74 in 2014. Net income was impacted by a $13.6 million increase in the amortization of intangible assets related to backlog and client relationships acquired from acquisitions completed in 2014 and 2015, as well as software additions during the year. Also, net interest expense increased year over year, mainly resulting from an increase in interest expense on our revolving credit facility and on our notes payable from acquisitions. These increases were partly offset by a slight reduction in our annual effective income tax rate to 26.1% from the 26.3% rate in 2014.

RESULTS COMPARED TO 2016 TARGETS

In the Management’s Discussion and Analysis in our 2015 Annual Report (in the Outlook section on pages M-54 and M-55), we established various target ranges of expected performance measures for fiscal year 2016. As a result of the MWH acquisition on May 6, 2016, our 2016 budgets were no longer appropriate and our capital structure had changed. Because these budgets and capital structure were key assumptions when we established our targets for 2016, we withdrew our 2016 performance measure targets in Q2 16.

In our 2015 Management’s Discussion and Analysis, we also set expectations for our organic gross revenue growth in 2016 compared to 2015, and we updated these expectations quarterly. The acquisition of MWH did not impact these targets. In Q3 16, we anticipated that organic revenue would retract in 2016 compared to 2015, and we ended the year with a retraction of 5.6%. We also established annual organic gross revenue targets for each regional operating unit and business operating unit. The following table shows our Q3 16 expectations compared to our actual results.

Organic Growth	Q3 16 Target	Results

Reportable Segments
Canada	Retraction	Retraction	✓
United States	Moderate	Stable	x
Global	Retraction	Retraction	✓

Business Operating Unit
Buildings	Stable	Retraction	x
Energy & Resources	Retraction	Retraction	✓
Environmental Services	Retraction	Retraction	✓
Infrastructure	Moderate	Moderate	✓

✓	Met or performed better than target.
x	Did not meet target.

Management’s Discussion and Analysis December 31, 2016	M-23	Stantec Inc.

We met all these regional and business operating unit expectations, except we ended the year with stable organic revenue in our US operations and retraction in our Buildings business operating unit. In the United States, strong growth in our Transportation sector and US Buildings business operating unit was offset by retraction in our Oil & Gas sector and Environmental Services business operating unit because of the ongoing challenges in those markets due to lower commodity prices. Our Buildings business operating unit retracted in our Canadian and Global operations because of the decline in the oil and gas sector that impacted both private and public spending. (Further details regarding our organic gross revenue are provided in the Results section, Gross and Net Revenue subsection, of this report.)

ACQUISITIONS

Consideration for acquisitions completed was $1.2 billion in 2016 and $207.1 million in 2015. We completed the following acquisitions in 2016:

•	On March 11, 2016, we acquired all the shares and business of Bury Holdings, Inc. (Bury), increasing our staff count by approximately 300. Adding Bury expands our Infrastructure business by enhancing our engineering, landscape architecture, planning, construction administration, surveying, and sustainable solutions expertise in the US South and into the Southwest.

•	On May 6, 2016, we acquired MWH Global, Inc. (MWH), adding approximately 6,800 staff to our Company and increasing our global footprint. Operating in 26 countries, MWH provides program management and management consulting, construction management, and engineering and technical services, particularly in the water, renewable energy, and sustainability sectors. The MWH acquisition created a new service offering for us—Construction Services.

•	On May 26, 2016, we acquired VOA Associates, Inc. (VOA), increasing our staff by approximately 280. VOA provides expertise in architecture, interior design, landscaping, and planning. This addition enhances our Buildings business operating unit in the US Midwest, Mid-Atlantic, Gulf, and Tri-State regions.

•	On September 16, 2016, we acquired Edwards and Zuck, P.C. and Edwards and Zuck Consulting Engineers, D.P.C. (collectively called Edwards & Zuck), increasing our staff by approximately 120. Adding Edwards & Zuck enhances our buildings engineering and architecture services in the US Tri-State and Gulf regions.

•	On December 2, 2016, we acquired Architecture | Tkalcic Bengert (Arch | TB), increasing our staff by approximately 60. Based in Edmonton, Alberta, Arch | TB adds to our expertise in our Buildings business operating unit in Canada.

Management’s Discussion and Analysis December 31, 2016	M-24	Stantec Inc.

DISCUSSION OF OPERATIONS

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount for each key operating result:

	Year Ended Dec 31
	Percentage of Net Revenue		Percentage Increase (Decrease) *
	2016	2015	2016 vs. 2015

Gross revenue	138.8%	121.2%	49.5%
Net revenue	100.0%	100.0%	30.5%
Direct payroll costs	45.9%	45.5%	31.5%
Gross margin	54.1%	54.5%	29.7%
Administrative and marketing expenses	43.1%	41.6%	35.0%
Depreciation of property and equipment	1.7%	1.9%	11.5%
Amortization of intangible assets	2.4%	1.6%	99.7%
Net interest expense	0.9%	0.5%	162.4%
Other net finance expense	0.3%	0.2%	100.0%
Share of income from joint ventures and associates	(0.1%)	(0.1%)	25.0%
Foreign exchange loss (gain)	0.0%	0.0%	n/m
Other expense (income)	0.0%	(0.1%)	(109.4%)
Income before income taxes	5.8%	8.9%	(14.6%)
Income taxes	1.6%	2.3%	(8.9%)
Net income	4.2%	6.6%	(16.6%)

 n/m = not meaningful

 * Percentage increase (decrease) calculated based on the dollar change from the comparable period.

The percentage increase in gross and net revenue in 2016 compared to 2015 was due to acquisition growth and the impact of foreign exchange rates on revenue earned in foreign subsidiaries (further explained in the Gross and Net Revenue section that follows). We were negatively impacted by a decrease in gross margin as a percentage of net revenue and an increase in administrative and marketing expenses, amortization of intangible assets, and net interest expense compared to 2015 (further explained in the respective sections of this report). Our net income for 2016 decreased 16.6%.

Gross and Net Revenue

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements at the end of this report.

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant, subcontractor, and other direct expenses) and analyze results in relation to net revenue rather than gross revenue. The difference between gross revenue and net revenue is larger for construction-related projects than for consulting-related projects since Construction Services incurs proportionately higher costs for subcontractors, direct materials, and equipment.

Management’s Discussion and Analysis December 31, 2016	M-25	Stantec Inc.

Revenue earned by acquired companies in the first 12 months following acquisition is reported as revenue from acquisitions and, thereafter, as organic revenue.

Consulting Services generates a portion of gross revenue in foreign currencies, primarily in US dollars. Construction Services primarily generates gross revenue in British pound sterling and US dollars. In 2015, Consulting Services generated a portion of gross revenue in the United States. The value of the Canadian dollar averaged US$0.76 in 2016 compared to US$0.78 in 2015, a 2.6% decrease. The weakening Canadian dollar had a positive effect on revenue reported in 2016 compared to 2015.

Our contract backlog was $3.9 billion at December 31, 2016—$2.8 billion in Consulting Services and $1.1 billion in Construction Services—compared to $2.2 billion at December 31, 2015. The MWH acquisition added $1.7 billion to our backlog at December 31, 2016. We define “backlog” as the total value of secured work that has not yet been completed where we have an executed contract or a letter of intent that management is reasonably assured will be finalized in a formal contract. (Backlog, a non-IFRS measure, is further described in the Definitions section of this report.) Only approximately the first 12 to 18 months of the total value of secured work for a project is included in contract backlog.

The following tables summarize the impact of acquisition growth, organic retraction, and foreign exchange on our gross and net revenue for 2016 compared to 2015:

Gross Revenue (In millions of Canadian dollars)	2016 vs. 2015

Increase due to
Acquisition growth	1,536.1
Organic retraction	(162.0)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	48.8

Total net increase in gross revenue	1,422.9

Net Revenue (In millions of Canadian dollars)	2016 vs. 2015

Increase due to
Acquisition growth	827.5
Organic retraction	(141.4)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	38.6

Total net increase in net revenue	724.7

The acquisitions that led to acquisition growth are listed in the following Gross Revenue by Reportable Segments section. Our Infrastructure business operating unit had moderate organic revenue growth in 2016 because of growth in our Transportation sector. Organic gross revenue retracted in our Buildings, Energy & Resources, and Environmental Services business operating units.

Management’s Discussion and Analysis December 31, 2016	M-26	Stantec Inc.

Gross Revenue by Reportable Segments

The following charts and tables summarize gross revenue and gross revenue growth in our two service offerings and four reportable segments—Consulting Services for Canada, United States, and Global; and Construction Services:

Gross Revenue by Reportable Segment

(In millions of Canadian dollars)	Year Ended Dec 31, 2016	Year Ended Dec 31, 2015	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange
Consulting Services
Canada	1,168.9	1,317.0	(148.1)	11.2	(159.3)	n/a
United States	2,070.4	1,461.0	609.4	535.4	26.9	47.1
Global	415.6	99.2	316.4	344.3	(29.6)	1.7

Total Consulting Services	3,654.9	2,877.2	777.7	890.9	(162.0)	48.8
Construction Services	645.2	-	645.2	645.2	-	-

Total	4,300.1	2,877.2	1,422.9	1,536.1	(162.0)	48.8

 n/a = not applicable

Total gross revenue was positively impacted by acquisitions completed in 2015 and 2016, and by foreign exchange due to the weakening of the Canadian dollar. This was partly offset by organic revenue retraction, primarily in Canada.

Following is a list of acquisitions completed in 2015 and 2016 that impacted specific reportable segments during 2016:

Consulting Services – Canada

•	Canadian engineering operations of Dessau Inc., 9073-4195 Quebec Inc., and Azimut Services (Central) Inc. (collectively, Dessau) (January 2015)
•	MWH Global, Inc. (MWH) (May 2016)
•	Architecture | Tkalcic Bengert (Arch | TB) (December 2016)

Management’s Discussion and Analysis December 31, 2016	M-27	Stantec Inc.

Consulting Services – United States

•	Sparling, Inc. (Sparling) (February 2015)
•	VI Engineering, LLC (VI Engineering) (July 2015)
•	VA Consulting, Inc. (VA Consulting) (August 2015)
•	Fay, Spofford & Thorndike, Inc. (FST) (October 2015)
•	The Infrastructure Americas Division of Kellogg Brown & Root Services, Inc. (KBR) (December 2015)
•	Bury Holdings, Inc. (Bury) (March 2016)
•	MWH Global, Inc. (MWH) (May 2016)
•	VOA Associates, Inc. (VOA) (May 2016)
•	Edwards and Zuck, P.C. and Edwards and Zuck Consulting Engineers, D.P.C. (collectively, Edwards & Zuck) (September 2016)

Consulting Services – Global

•	MWH Global, Inc. (MWH) (May 2016)

Construction Services

•	MWH Global, Inc. (MWH) (May 2016)

Consulting Services – Canada. Gross revenue from our Consulting Services – Canada operations decreased 11.2% in 2016 compared to 2015. We experienced a retraction in our Energy & Resources, Environmental Services, and Buildings business operating units. This retraction was partly offset by strong growth in our Infrastructure business operating unit.

In the private sector, our Energy & Resources business operating unit experienced retraction in all three sectors: Oil & Gas, Mining, and Power. Oil and gas prices were lower in 2016 compared to 2015. In our Oil & Gas business, organic gross revenue retraction was at a slower rate in the second half of the year compared to the first. This occurred mainly because there was lower revenue in the second half of 2015. We continue to win a stream of generally smaller projects as a result of our strong client relationships and industry expertise. Mining retracted because a few significant projects wound down in the last half of 2015 and were not able to be replaced by projects of equal scale in 2016. This sector continued to be challenged by weak metal and commodity prices. Power retracted as a result of the slow oil and gas market conditions in Alberta. In our Environmental Services business operating unit, gross revenue retraction was less in Q4 16 than in previous quarters. Clients in the oil and gas sector continued to make up almost 25% of Canadian Environmental Services revenue; therefore, the main reason for the retraction, felt mostly in western Canada, was the downturn in the oil and gas sector. However, there was small growth in our Ontario and Quebec Community Development sectors because these economies benefited from low interest rates, housing demand with low inventory of properties, and employment growth.

In contrast, the public sector’s support of investment in infrastructure remains robust, demonstrated by the federal and key provincial budgets released this year, which we believe will continue to benefit our Transportation and Water sectors in our Infrastructure business operating unit. We experienced strong organic growth in Transportation and Water sectors because of ongoing significant public investments to meet demands for new infrastructure in roadways, bridges, and transit systems and water and wastewater treatment facilities. Buildings retracted in 2016 compared to 2015 because some major projects were completed, and we invested our time in several significant P3 pursuits to replace that backlog. Although we have been and continue to be successful in pursuing design-build P3 projects, a number of them are in the bid phase. During this phase for this type of project, we perform work at reduced fees and margins, which are then increased if our team is successful in securing the project. We continued to benefit from projects under the P3 model in a number of sectors because of our experience and expertise in this delivery model.

Management’s Discussion and Analysis December 31, 2016	M-28	Stantec Inc.

Consulting Services – United States. Gross revenue in our Consulting Services – United States operations increased 41.7% in 2016 compared to 2015. This increase resulted primarily from acquisition growth. Growth also resulted from foreign exchange because the US dollar strengthened compared to the Canadian dollar. Organic revenue increased 1.8% in 2016 compared to 2015, largely driven by Transportation due to Stantec’s strategic market position in program management, bridge inspection, light-rail transit, and bridge projects resulting in significant projects in Hawaii, New York, and Florida. Organic growth in our Buildings business in 2016 mainly resulted from an expansion in our Commercial and Education sectors. These organic increases were offset by retraction in our Oil & Gas sector and Environmental Services business operating unit with the ongoing challenges in those markets due to lower commodity prices.

In the private sector, the housing market continued to grow, specifically in Florida, Texas, and the western United States. We saw a persistent trend toward urbanization, which means that cities need to be revitalized. Our Buildings business operating unit was supported by our expanded architectural presence because of recent acquisitions and increased work in the healthcare and biopharmaceutical sectors. We continued to capitalize on our expertise in environmental mitigation and to build on our remediation and recovery expertise in our Environmental Services business. Environmental Protection Agency regulations provided opportunities with our Power clients, and transmission and distribution opportunities remained steady.

The public sector continued to be an area of growth for Stantec, though there remains some uncertainty in the political and regulatory environment, notably at the federal level. Partly in response to fiscal constraints, design-build opportunities increased in the United States. Organic revenue growth occurred in our Transportation sector due to our strategic market position in North America. Our Water sector benefited from regulatory requirements, including the consent decrees in the United States that mandate municipalities to upgrade their water and wastewater facilities, as well as the ongoing efforts of public agencies to improve the efficiency of their operations. We continued to build our expertise in flood protection and resiliency.

The MWH acquisition expanded our US Energy & Resources, Environmental Services, and Infrastructure operations; mainly in our Water sector. Water had solid performance, and we secured major water projects in the year.

Consulting Services – Global. Gross revenue from our Consulting Services – Global operations increased by $316.4 million in 2016 compared to 2015. This increase resulted mainly from the MWH acquisition and a slight strengthening of foreign currencies compared to the Canadian dollar. Organic revenue retracted in our Mining sector and our Buildings business operating unit. The decline in Mining resulted from the general decline in the global commodities market. Revenue retraction in Buildings was due in part to not replacing completed projects with projects of a similar size, project delays due to government budget constraints, and the divestiture of our India operations in Q4 15.

Revenue generated from the MWH acquisition since May 6, 2016, makes up the majority of our Consulting Services – Global revenue. Our Water sector in the United Kingdom benefited from strong revenue growth and solid project execution in the second year of the UK Water Asset Management Program (AMP) cycle, and in the Asia Pacific Water operation, revenues are meeting expectations. Acquisition revenue was partly impacted by a softening Asia Pacific Transportation sector, as well as project delays and lower volume in Latin American mining and energy projects. In Australia, depressed commodity prices slowed the country’s mining and energy sectors, and infrastructure spending was down in the private and public sectors while federal and some state governments address fiscal deficits.

Management’s Discussion and Analysis December 31, 2016	M-29	Stantec Inc.

Construction Services. Construction Services earned $645.2 million in gross revenue since the MWH acquisition on May 6, 2016. Revenue was generated primarily in the United States and United Kingdom.

The United States generated $405.1 million in gross revenue since May 6, 2016. Significant activity in 2016 related to strong wastewater treatment plant construction activity in the west on a number of major projects. Also, project activity increased in the US on a major new commercial and facility management project.

The remaining $240.1 million in gross revenue for Construction Services was earned mainly in the United Kingdom. Revenue in the United Kingdom was driven by construction activities for water utilities in the second year of the AMP cycle. Gross revenue earned in the United Kingdom was negatively impacted by a 10.8% decline in the British pound sterling from May 6, 2016, to December 31, 2016, compared to the Canadian dollar.

Gross Revenue by Consulting Services – Business Operating Units

The following charts and tables summarize gross revenue and gross revenue growth in our four Consulting Services business operating units—Buildings, Energy & Resources, Environmental Services, and Infrastructure:

Gross Revenue by Consulting Services - Business Operating Unit

(In millions of Canadian dollars, except %)	2016	% of Consulting Services Gross Revenue	2015	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2016 vs. 2015
Consulting Services
Buildings	816.2	22.4%	763.7	26.5%	6.9%
Energy & Resources	428.6	11.7%	430.3	15.0%	(0.4%)
Environmental Services	636.5	17.4%	566.4	19.7%	12.4%
Infrastructure	1,773.6	48.5%	1,116.8	38.8%	58.8%

Total Consulting Services	3,654.9	100.0%	2,877.2	100.0%	27.0%

 Note: Comparative figures have been reclassified due to a realignment of several business lines between our Energy & Resources and Infrastructure business operating units.

Management’s Discussion and Analysis December 31, 2016	M-30	Stantec Inc.

As indicated above, gross revenue growth was impacted by acquisitions, organic revenue retraction, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact that these factors had on gross revenue earned by each Consulting Services business operating unit is summarized in the following table:

Gross Revenue by Consulting Services - Business Operating Unit

	2016 Compared to 2015

(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange
Consulting Services
Buildings	52.5	59.6	(20.0)	12.9
Energy & Resources	(1.7)	128.7	(134.6)	4.2
Environmental Services	70.1	110.2	(49.1)	9.0
Infrastructure	656.8	592.4	41.7	22.7

Total Consulting Services	777.7	890.9	(162.0)	48.8

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Energy & Resources and Infrastructure business operating units.

The following summarizes the acquisitions completed in 2015 and 2016 that impacted specific Consulting Services business operating units during 2016:

• Buildings Dessau (Jan. 2015) Sparling (Feb. 2015) FST (Oct. 2015) VOA (May 2016) Edwards & Zuck (Sep. 2016) Arch | TB (Dec. 2016)	• Energy & Resources Dessau (Jan. 2015) VI Engineering (July 2015) MWH (May 2016)	• Environmental Services Dessau (Jan. 2015) FST (Oct. 2015) MWH (May 2016)	• Infrastructure Dessau (Jan. 2015) VA Consulting (Aug. 2015) FST (Oct. 2015) KBR (Dec. 2015) Bury (Mar. 2016) MWH (May 2016)

Buildings. Gross revenue for our Buildings business operating unit increased 6.9% in 2016 compared to 2015. Gross revenue increased as a result of acquisition growth and foreign exchange because the US dollar strengthened compared to the Canadian dollar. Organic revenue retraction was 2.6%. Our Canada and Global operations experienced retraction that was partly offset by strong organic growth in our US operations. Retraction occurred mainly due to the number of design-build P3 projects that were in the bid phase (explained in the Consulting Services – Canada section above) and the decline in the oil and gas sector, which impacted private and public spending in our Canadian and Middle East operations.

In Canada, we maintained strong activity in the healthcare, commercial, and education markets, and we also experienced steady activity in the Civic and Industrial sectors. In the United States, gross revenue increased due to strategic acquisitions completed in 2015 and 2016. We saw increased opportunities in the eastern United States, particularly in our Commercial sector. We benefit from the urbanization trend across North America as inner cities are revitalized. Our newly created Civic sector provides a range of services to respond to these needs.

Of the projects secured in the year, one highlight is our Company being the prime consultant and design lead on the successful team for the new Mackenzie Vaughan Hospital in Vaughan, Ontario. Our architecture, landscape, and transportation teams are collaborating on this large greenfield state-of-the-art hospital that will include over

Management’s Discussion and Analysis December 31, 2016	M-31	Stantec Inc.

350 patient beds with the capacity to expand to more than 500. It will be the first hospital in Canada to include fully integrated “smart” technology, which features systems and medical devices that can transmit data to one another, maximizing clinical and operational efficiencies. In addition, during the second quarter, Mecklenburg County commissioners selected a partnership we assembled to redevelop Brooklyn Village, 16 acres (7 hectares) of land in downtown Charlotte, North Carolina. The project involves designing, building, and operating a walkable urban village of more than 2.3 million square feet (213,697 square metres) of new development that includes residential, retail, hospitality, recreational, and public art spaces.

Energy & Resources. Gross revenue for our Energy & Resources business operating unit decreased 0.4% in 2016 compared to 2015. Revenue was positively impacted by acquisition growth. Organic gross revenue retracted 31.3% in 2016 compared to 2015.

The sustained weakness in the oil and gas sector in Canada and the United States has been impacting our engineering services, although at a reduced rate of retraction in the second half of 2016. We experienced organic revenue growth in our US Power and Mining sectors, offset by organic revenue retraction for these sectors in our Canadian operations. Throughout the significant and rapid decline in the oil and gas industry, we aligned our staffing levels with workload, managed our margins, and maintained our strong client relationships. In 2014, our oil and gas engineering services represented approximately 15% of our Company’s overall annual gross revenue; in 2015, it represented approximately 8%; and in 2016 it represented approximately 4%. This change and the change in the environmental services we provide to this industry (described below) reduce the impact of our exposure to further potential declines in this industry.

The retraction in our Oil & Gas sector continued because of the ongoing substantially lower price environment and volatility in oil and gas prices that caused curtailed capital spending and continued pressure to reduce rates in this sector. Delays in regulatory approvals for export pipelines have also contributed to the slowdown in both midstream and upstream work. In our midstream business, new work in 2016 continued to be awarded for smaller projects but was slow due to the impact of uncertain market conditions. Despite these conditions, we were selected by a major midstream service provider to complete detailed engineering of the scope for upgrades to an existing butane injection facility in Edmonton, Alberta. The project will increase flow for future capacity. In the upstream sector—a smaller portion of our business—projects were deferred or cancelled as clients adapted to lower commodity prices and market supply and demand changes.

In our Power sector, we continued securing projects as a result of infrastructure improvement, environmental compliance, and resiliency requirements in the transmission and distribution and the power replacement markets. In the United States, organic revenue was stable, assisted by the renewable energy and transmission and distribution markets. Our Canadian Power operations were impacted by the slowdown in capital spending by oil and gas clients, resulting in deferred and cancelled proposed gas-generation projects. Nonetheless, we continued to secure projects. For example, we were awarded the civil and electrical engineering design services for the transmission infrastructure, electrical system studies, and underground alternating-current and direct-current collector systems that will support the Southgate and Windsor solar farms in Ontario. Each ground-mount solar farm will have a generating capacity of 50 megawatts.

Our Mining sector’s organic revenue retraction was primarily attributed to the continuing slowdown in the mining market but was also caused by the one-time recognition of additional fees in the first half of 2015, which resulted from attaining certain performance metrics on a major project. Our US Mining operations had organic growth offset by organic retraction in our Canadian and Global operations, primarily due to continued challenging macroeconomic industry conditions and clients managing their debt levels. These debt levels resulted in a cautious approach to capital spending. The retraction in 2016 was challenging for the mining industry; however, small to midsized capital projects increased.

Management’s Discussion and Analysis December 31, 2016	M-32	Stantec Inc.

The MWH acquisition added to our Mining and Waterpower & Dams sectors. Mining experienced project delays and decreased project activity in Latin America. Activity remains strong in the Waterpower & Dams sector, especially in our US East operations.

Environmental Services. Gross revenue for our Environmental Services business operating unit increased 12.4% in 2016 compared to 2015. Revenue was positively impacted by acquisition growth and by foreign exchange. Organic gross revenue retracted 8.7% in 2016 compared to 2015.

Retraction in organic gross revenue resulted from low commodity prices and reduced capital spending, primarily in the oil and gas midstream sector. This led to project delays and cancellations and put downward pressure on project fees. In the United States, organic gross revenue retracted due to the winding down of projects and was partly offset by growth in the Power and Transportation sectors. We experienced increased activity in airport and rail projects as well as highway and road projects, particularly in our US east operations. In 2014, our Oil & Gas environmental services represented approximately 11% of our Company’s overall gross revenue; in 2015, it represented approximately 7%; and in 2016, it represented approximately 5%. This change reduces the impact of our exposure to further potential declines in this industry.

In slower market conditions, clients in the industry review their supply chain for opportunities to gain efficiencies; therefore, our margins are impacted. The retraction slowed in the last half of 2016 as evidenced by some recent wins, including some new clients and an increased number of smaller project opportunities. Although oil and gas and mining continue to be challenged markets across North America, we maintained our backlog because of our strong emphasis on operations and maintenance programs.

Growth opportunities for environmental services work in the power sector exist within the renewables market in both Canada and the United States. Opportunities in Canada also exist through the federal government’s plans for infrastructure spending (specifically in Aboriginal communities), including water, transportation, and wastewater infrastructure projects. Emerging opportunities in Canada include municipal, rail, and port projects, as well as insurance and brownfield redevelopment in our Commercial sector. US federal funding programs that impact our Environmental Services remain stable.

The MWH acquisition expanded our Environmental Services business operating unit. Greater-than-expected project activity occurred in Italy because of the acceleration of a large environmental services contract. Activity continues to soften in the United States, partly due to lower mobilization on projects by key clients.

Highlights of projects secured during 2016 include a project to develop the environmental sustainability programs and environmental compliance programs and provide pre-construction biological resource monitoring along a 21-mile (34-kilometre) section of the California High Speed Rail Authority’s high-speed rail in Kern County, California. In addition, our Environmental Services team was awarded archaeological impact assessment work for all remaining areas scheduled for construction along a large cross-provincial pipeline in western Canada.

Infrastructure. Gross revenue for our Infrastructure business operating unit increased 58.8% in 2016 compared to 2015. This increase was mainly due to acquisition growth. Growth also resulted from foreign exchange, and organic gross revenue grew 3.7% in 2016 compared to 2015. Strong organic growth in our Transportation sector was partly offset by retraction in our Community Development sector.

Our Community Development sector saw organic gross revenue retraction in 2016 compared to the same period in 2015; retraction occurred primarily in Canada (and mostly in western Canada). We perform approximately 40% of our Community Development work in Canada and approximately 60% in the United States. The slowing economy in Alberta resulted in lower business volume, but eastern Canada remained stable. With the exception of Alberta, both countries otherwise experienced a continued demand for housing, continued interest in urban development, and an increase in mixed-use commercial projects. We continued to work on

Management’s Discussion and Analysis December 31, 2016	M-33	Stantec Inc.

US urban design projects, further diversifying our strong greenfield business in the Sunbelt states. As well, opportunities for municipal parks and open space work and for private sector commercial and institutional work continued to improve.

Our Transportation sector generates approximately 75% of its revenue in the United States. An expanding US economy and our North American strategic market position led to increased organic growth opportunities such as program management, bridge inspection, light-rail transit, roadway, and bridge projects. The KBR and FST acquisitions, completed in 2015, further expanded our US presence. The MWH acquisition expanded our Transportation sector business in Australia and New Zealand. Our Transportation sector works on projects of various sizes; this provides diversity, limits our liability exposure, and positions us to compete in both large and small markets. Transportation’s backlog grew and we continued to pursue large project opportunities in both Canada and the United States. Our work is a diverse mix of design, bridge condition inspection, intelligent transportation systems, transit, airport infrastructure, and program management and construction inspection; the most prevalent work was roadway design for multiple Departments and Ministries of Transportation. For example, in the fourth quarter, we were named prime consultant for the 3.7-mile (5.6-kilometre) streetcar project in Tempe, Arizona. It is a vital extension to Valley Metro’s 26-mile (42-kilometre) Light Rail system, connecting university students and surrounding neighborhoods to downtown Tempe and a newly developed business district. Our responsibilities include design management and project controls on the construction management at-risk project, along with design of the track, roadway, drainage, traffic, utilities, communications, and system-wide electrical, structures, and architecture.

Our Water sector had stable organic revenue in 2016 compared to 2015. During 2016 the Canadian market outpaced the United States. We continued to benefit from the need to replace aging and obsolete infrastructure and from environmental regulatory requirements. Our water and wastewater treatment facilities planning and design business performed well with a diverse mix of private and public clients addressing capacity expansion needs and regulatory requirements. Several large projects in Canada were extended or resumed, and major new projects in the United States were started. We continued to benefit from regulatory requirements, including the consent decrees in the United States that mandate municipalities to upgrade their water and wastewater facilities, as well as from the continued efforts of public agencies and private industrial concerns to improve operational efficiency. Our Canadian and US Water operations continued work on existing projects and saw new treatment plant work in British Columbia, Ontario, and Virginia.

The MWH acquisition expanded our Water and Transportation sectors. Water in the United States had solid performance; utilization was strong, and we secured major projects. Our UK Water sector is in year two of the AMP five-year cycle. Year one was slower to generate revenue compared to the revenue expected for years two to four. Gross revenue earned in the United Kingdom was negatively impacted by a decline in the British pound sterling compared to the Canadian dollar—from $1.86 at the beginning of May to $1.66 on December 31, 2016, representing a 10.8% decrease. Revenues in our Asia Pacific transportation group remain soft, driven by market changes in New Zealand and demand weaknesses in provincial markets where MWH has historically had a strong presence.

Highlights of work secured in 2016 include our participation in a joint venture composed of MWH and Joe Hill Consulting Engineers, a San Francisco-based engineering firm, to provide as-needed specialized and technical water contract services including water supply, treatment, and transmission services as well as public health, and environmental and regulatory compliance services for the San Francisco Public Utilities Commission. In the third quarter, we were selected to provide town planning work for 486 hectares (1,200 acres) of designated lands within the Tsuu T’ina First Nation west of Calgary, Alberta. The work includes roadway layout, public realm concept design, land use zoning creation, urban and architectural design guidelines, and land lease plots. In the fourth quarter, we were selected to provide legal survey services, design, and resident engineering for Calgary’s new Hotchkiss residential community. Once complete, the 85-hectare (210-acre) community will be home to approximately 3,700 residents.

Management’s Discussion and Analysis December 31, 2016	M-34	Stantec Inc.

Gross Margin

Gross margin is calculated as net revenue minus direct payroll costs. Direct payroll costs include the cost of salaries and related fringe benefits for labor hours that are directly associated with the completion of projects. Labor costs and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in administrative and marketing expenses.

In general, gross margin fluctuations depend on the particular mix of projects in progress during any year and on our project execution. These fluctuations reflect the basis of our business model, which is based on providing two primary service offerings—Consulting Services and Construction Services—across diverse geographic locations, business operating units (within Consulting Services), and all phases of the infrastructure and facilities project life cycle.

Gross margin as a percentage of net revenue decreased from 54.5% in 2015 to 54.1% in 2016. This decrease was due to a decrease in margins in Canada and partly offset by an increase in our Global and US margins. The decrease was also impacted by the addition of the Construction Services business, which generates a lower margin than our Consulting Services business.

The following table summarizes our gross margin percentages by reportable segments:

Gross Margin by Reportable Segments

	2016	2015
Consulting Services
Canada	53.9%	55.0%
United States	55.3%	54.0%
Global	58.1%	53.4%
Construction Services	37.0%	n/a

In our Consulting Services – Canada operations, the decreases in gross margin in 2016 compared to 2015 resulted from the mix of projects. The increase in gross margins in our US operations resulted mainly from higher margins on the mix of projects acquired from MWH, predominantly in the Water and Waterpower & Dams sectors. Our Consulting Services – Global operations had higher margins, primarily a result of higher margins on the mix of projects acquired from MWH.

Construction Services is a high-volume, lower-margin business that incurs more subcontractors and direct expenditures compared to subconsultants and direct expenditures incurred by Consulting Services.

Consulting Services can be further described by business operating unit. The following table summarizes our gross margin percentages by business operating unit:

Management’s Discussion and Analysis December 31, 2016	M-35	Stantec Inc.

Gross Margin by Consulting Services - Business Operating Unit

	2016	2015
Consulting Services
Buildings	54.8%	55.2%
Energy & Resources	51.0%	48.5%
Environmental Services	57.6%	58.4%
Infrastructure	55.5%	54.7%

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Energy & Resources and Infrastructure business operating units.

In our Buildings business operating unit, gross margin decreased in 2016 compared to 2015 as a result of increases in competition in our Canadian operations and in pursuits for design-build P3 projects. During the pursuit phase of this type of project, we perform work at reduced margins, which are then increased if our team secures the project.

Our Energy & Resources business operating unit had higher margins in 2016 compared to 2015, mainly due to the mix of projects acquired from MWH. In Canada, reduced capital investment in our Oil & Gas and Mining sectors resulted in reduced margins on projects that were awarded in the year.

Our Environmental Services business operating unit had lower margins, mainly because of clients’ downward pressures on fees in response to economic challenges in certain markets, especially in the oil and gas industry. Rate fee pressures also existed in the mining and power industries.

Infrastructure had higher margins in 2016 compared to 2015, primarily because of improved margins in our Water sector and the projects acquired from MWH.

Revenue and Gross Margin Realignment by Business Operating Unit

Effective 2017, we are realigning our organizational structure in Consulting Services from four to five business operating units. (For further information regarding this realignment, see the Evolution of our Business Operating Unit Specialization section of this report on page M-9)

The following table realigns the quarterly and annual gross revenue we earned in 2016 that resulted from this change.

Gross Revenue by Consulting Services - Business Operating Unit

(In millions of Canadian dollars)	Quarter Ended March 31, 2016	Quarter Ended June 30, 2016	Quarter Ended Sept 30, 2016	Quarter Ended Dec 31, 2016	Year Ended 2016
Consulting Services
Buildings	219.6	193.4	201.2	202.0	816.2
Energy & Resources	85.5	109.0	123.0	111.1	428.6
Environmental Services	122.0	153.5	174.3	186.7	636.5
Infrastructure	242.4	262.1	254.2	243.8	1,002.5
Water	85.9	187.9	255.3	242.0	771.1

Total	755.4	905.9	1,008.0	985.6	3,654.9

Management’s Discussion and Analysis December 31, 2016	M-36	Stantec Inc.

The following table details our gross margins as a percentage of net revenue by our five business operating units on a quarterly and annual basis for 2016.

Gross Margin by Consulting Services - Business Operating Unit

	Quarter Ended March 31, 2016	Quarter Ended June 30, 2016	Quarter Ended Sept 30, 2016	Quarter Ended Dec 31, 2016	Year Ended 2016
Consulting Services
Buildings	56.0%	53.5%	54.6%	55.0%	54.8%
Energy & Resources	44.6%	50.8%	53.8%	53.3%	51.0%
Environmental Services	57.2%	57.3%	56.9%	59.0%	57.6%
Infrastructure	53.1%	52.8%	53.7%	52.9%	53.1%
Water	56.6%	58.9%	58.7%	60.7%	59.1%

Administrative and Marketing Expenses

Administrative and marketing expenses increased $346.5 million from 2015 to 2016. As a percentage of net revenue, our administrative and marketing expenses increased from 41.6% in 2015 to 43.1% in 2016.

Administrative and marketing expenses fluctuate from year to year because of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period, as well as by business development and acquisition integration activities.

In 2016, administrative and marketing expenses were higher compared to 2015 mainly due to a $13.8 million increase in acquisition-related costs from $0.7 million in 2015 to $14.5 million in 2016. Acquisition-related costs in 2016 included legal, accounting, and financial advisory fees incurred for the MWH acquisition. Excluding the $14.5 million in acquisition-related costs in 2016, our administrative and marketing expenses as a percentage of net revenue would have been 42.6%. In addition, we had higher professional fees of $9.3 million and higher administrative labor costs due in part to the increase in integration activities resulting from the MWH acquisition. As well, retention and merit payments related to acquisitions increased by $7.6 million and severance payments increased by $4.0 million compared to 2015.

Depreciation of Property and Equipment

Depreciation increased $5.3 million year over year. As a percentage of net revenue, depreciation of property and equipment decreased from 1.9% in 2015 to 1.7% in 2016. This decrease is due to the following: (i) a decrease in additions to property and equipment as a percentage of net revenue over the last two years and (ii) MWH has less depreciation as a percentage of net revenue compared to legacy Stantec. During 2016, additions (excluding acquisitions) to property and equipment were $58.7 million compared to $37.5 million in 2015. We had higher purchases in 2016 due to an increase in leasehold improvements made to various office locations and increased spending because of acquisition growth.

As a professional services organization, we are not capital intensive. In the past, we made capital expenditures mostly for items such as leasehold improvements, computer equipment, furniture, and other office and field equipment. The $58.7 million additions to property and equipment met our expectations; we budgeted approximately $60.0 million at the beginning of 2016. We expect our total capital additions in 2017 to be approximately $75.0 million, excluding capital assets acquired from acquisitions. The increase in budgeted

Management’s Discussion and Analysis December 31, 2016	M-37	Stantec Inc.

spending, compared to spending in 2016, relates to the anticipated build-out of technology infrastructure in our primary data center facility and allocated capital for the integration of MWH to our systems. We plan to continue to invest in enhancements to our information technology infrastructure and enterprise system; this will optimize and streamline business processes and prepare us for continued growth. Our capital expenditures during 2016 were financed by cash flows from operations.

Intangible Assets

The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, and contract backlog and finite-lived trademarks are generally amortized over an estimated useful life of 1 to 3 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 12 quarters following an acquisition. As at December 31, 2016, $36.3 million of the $449.5 million in intangible assets related to backlog.

Also included in intangible assets are purchased and internally generated computer software that is replaceable and not an integral part of related hardware. This computer software is amortized over an estimated useful life ranging from 3 to 7 years.

The following table summarizes the amortization of identifiable intangible assets:

Amortization of Intangibles

(In thousands of Canadian dollars)	2016	2015

Client relationships	26,817	14,985
Backlog	22,328	8,618
Software	21,613	12,956
Other	6,787	2,458
Lease disadvantage	(1,885)	(1,164)

Total amortization of intangible assets	75,660	37,853

The $37.8 million increase in intangible asset amortization from 2015 to 2016 was mainly due to an increase in backlog, client relationships, finite-lived trademarks, and software from acquisitions completed in 2015 and 2016 and an increase in software additions over the last two years. During 2016, we added $380.5 million to intangible assets; of this amount, $354.2 million resulted from acquisitions and the remaining $26.3 million resulted mainly from the renewal of various software agreements. The MWH acquisition added $315.3 million to intangible assets consisting mainly of client relationships, contract backlog, trademarks, software, lease advantages, and lease disadvantages.

The $26.3 million additions to intangible software was below our budgeted expectation of $33.0 million (set at the beginning of 2016), mainly due to the postponement of certain planned software purchases. We expect total software additions in 2017 to be approximately $15.0 million. Our plan is to continue investing in enhancements to our business information systems to optimize and streamline our business processes and prepare for continued growth.

Based on the unamortized intangible asset balance remaining at the end of 2016, we expect our amortization expense for intangible assets for the full year 2017 to be approximately $85.0 million. The actual expense may be impacted by any new acquisitions completed in 2017.

Management’s Discussion and Analysis December 31, 2016	M-38	Stantec Inc.

In accordance with our accounting policies, we review intangible assets at each reporting period to determine whether there is an indication of impairment. An asset may be impaired if (1) there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset and (2) if that event has an impact on the estimated future cash flows of the asset.

To determine indicators of impairment of intangible assets, we consider external sources of information such as prevailing economic and market conditions. We also consider internal sources of information such as the historical and expected financial performance of the intangible assets. If indicators of impairment are present, the asset’s recoverable amount is estimated. If the carrying amount exceeds the recoverable amount (on a discounted basis), the asset value is written down to the recoverable amount. (For further discussion on the methodology used in testing long-lived assets and intangibles for impairment, refer to the Critical Accounting Estimates in the Critical Accounting Estimates, Developments, and Measures section of this report.)

Based on our review of intangible assets at each reporting period in 2016 and 2015, there have been no material indications of impairment.

Net Interest Expense

Net interest expense increased by $17.7 million in 2016 compared to 2015. This increase was primarily due to a $655.1 million increase in our outstanding long-term debt at December 31, 2016, compared to December 31, 2015, mainly for the MWH acquisition. The balance outstanding on our new revolving credit facility and term loan as at December 31, 2016, was $870.2 million compared to $221.8 million on our former revolving credit facility and senior secured notes at December 31, 2015. The average interest rate for our new revolving credit facility and term loan was approximately 3.1% at December 31, 2016, and approximately 3.3% at December 31, 2015, for our former revolving credit facility and senior secured notes. The senior secured notes were redeemed on May 6, 2016, and a breakage fee of $3.9 million was paid and recorded in net interest expense in Q2 16. The balance of our notes payable was higher at $127.2 million at December 31, 2016, than the $124.5 million at December 31, 2015. The weighted average interest rate on our notes payable was 3.45% (2015 – 3.63%). (The revolving credit facility and term loan are further described in the Liquidity and Capital Resources section of this report.)

Based on our credit balance at December 31, 2016, we estimate that a 0.5% increase in interest rates, with all other variables held constant, would have decreased net income by $2.4 million and decreased basic earnings per share by $0.02. If the interest rate was 0.5% lower, an equal and opposite impact on net income and basic earnings per share would have occurred.

Foreign Exchange Losses and Gains

We reported a foreign exchange loss of $0.7 million in 2016, compared to a $0.3 million gain in 2015. These foreign exchange losses and gains arose from the translation of the foreign-denominated assets and liabilities held in our Canadian, US, and other foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell foreign currencies in exchange for Canadian dollars. The foreign exchange losses and gains in 2016 and 2015 were caused by the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities.

Before May 6, 2016, we entered into foreign-currency forward-contract agreements of US$773.0 million to purchase US$773.0 million for $1,008.9 million at fixed rates varying from 1.32360 to 1.28655 that matured on May 6, 2016. These derivative financial instruments were entered into to mitigate foreign currency fluctuation risk on the purchase price of MWH to be paid in US dollars. The fair value of the contracts resulted in a realized loss of $10.2 million. We designated these foreign currency forward contracts as a cash flow hedge against the purchase price of MWH; therefore, the unrealized loss was recorded in other comprehensive income and in the

Management’s Discussion and Analysis December 31, 2016	M-39	Stantec Inc.

consolidated statements of financial position until it was realized on the maturity date and was included as part of the consideration paid for MWH. The hedging relationship was effective to the date of maturity. As at December 31, 2016, we had no material foreign-currency, forward-contract agreements.

We estimate that because of a net exposure at December 31, 2016, a 1.0% decrease in foreign exchange rates, with all other variables held constant, would have decreased net income by $129,000 and increased basic earnings per share by less than $0.01. If the exchange rates increased by 1.0%, an equal and opposite impact on net income and basic earnings per share would have occurred.

Income Taxes

Our 2016 effective income tax rate was 27.8% compared to 26.1% in 2015. The effective tax rate is based on statutory rates in jurisdictions where the combined companies of legacy Stantec and MWH operate and on our earnings in each of these jurisdictions. The MWH acquisition altered Stantec’s legacy tax profile and the mix of jurisdictional earnings and tax rates, resulting in an increase in the effective tax rate. In addition, our effective income tax rate increased due to non-deductible acquisition-related costs, unrecognized tax losses and temporary differences, and an increase in non-deductible expenditures in relation to net income.

FOURTH QUARTER RESULTS

Overall Q4 16 Results

Gross revenue increased 74.7%—from $710.4 million in Q4 15 to $1,240.8 million in Q4 16. Total gross revenue was positively impacted by acquisitions completed in 2015 and 2016 and 2.2% organic revenue growth in our Infrastructure business operating unit. This was partly offset by organic revenue retraction in our Buildings and Energy & Resources business operating units. Environmental Services had stable organic revenue.

Adjusted EBITDA increased 41.3%—from $59.3 million in Q4 15 to $83.8 million in Q4 16. EBITDA increased 51.8%—from $54.6 million in Q4 15 to $82.9 million in Q4 16. EBITDA was positively impacted by an increase in our gross margin as a percentage of net revenue—from 54.1% in Q4 15 to 54.5% in Q4 16—primarily due to higher margins in the mix of projects acquired from MWH.

Net income increased 16.2%—from $25.3 million in Q4 15 to $29.4 million in Q4 16. Diluted earnings per share decreased 3.7%—from $0.27 in Q4 15 to $0.26 in Q4 16. Adjusted diluted EPS was $0.35 compared to $0.34 in Q4 15, an increase of 2.9%. Net income was positively impacted by a decrease in depreciation expense as a percentage of net revenue—from 2.2% in Q4 15 to 1.8% in Q4 16. However, there was an increase in the amortization of intangible assets resulting from acquisitions and an increase in our net interest expense due to an increase in our outstanding long-term debt mainly for the MWH acquisition. In addition, our effective tax rate decreased from 28.0% at Q3 16 to 27.8% at Q4 16 (further explained on page M-44).

The following table summarizes our key operating results for Q4 16 on a percentage of net revenue basis and the percentage increase in the dollar amount of these results compared to the same period last year:

Management’s Discussion and Analysis December 31, 2016	M-40	Stantec Inc.

	Quarter Ended December 31		% of Net Revenue		% Increase (Decrease)*
(In millions of Canadian dollars, except %)	2016	2015	2016	2015	2016 vs. 2015

Gross revenue	1,240.8	710.4	151.3%	125.2%	74.7%
Net revenue	820.2	567.4	100.0%	100.0%	44.6%
Direct payroll costs	373.0	260.5	45.5%	45.9%	43.2%
Gross margin	447.2	306.9	54.5%	54.1%	45.7%
Administrative and marketing expenses	363.5	248.1	44.3%	43.7%	46.5%
Depreciation of property and equipment	14.8	12.3	1.8%	2.2%	20.3%
Amortization of intangible assets	20.7	8.8	2.5%	1.5%	135.2%
Net interest expense	7.0	2.7	0.9%	0.5%	159.3%
Other net finance expense	0.8	0.8	0.1%	0.2%	0.0%
Share of income from joint ventures and associates	(0.7)	(0.4)	(0.1%)	(0.1%)	75.0%
Foreign exchange loss	0.2	0.0	0.0%	0.0%	n/m
Other expense	0.5	3.8	0.1%	0.7%	(86.8%)
Income before income taxes	40.4	30.8	4.9%	5.4%	31.2%
Income taxes	11.0	5.5	1.3%	0.9%	100.0%
Net income	29.4	25.3	3.6%	4.5%	16.2%

 n/m = not meaningful

 * % increase (decrease) calculated based on the dollar change from the comparable period.

Gross Revenue

(In millions of Canadian dollars)	Q4 16 vs. Q4 15

Increase due to
Acquisition growth	563.7
Organic retraction	(31.3)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(2.0)
Total net increase in gross revenue	530.4

During Q4 16, gross revenue increased by $530.4 million, or 74.7%, compared to the same period in 2015. This change occurred because of the impact of acquisitions completed in 2015 and 2016, in particular, the MWH acquisition. The average exchange rate for the Canadian dollar was US$0.75 during both Q4 16 and Q4 15.

The following tables summarize the change in gross revenue by reportable segment and by business operating unit in the fourth quarter of 2016 compared to the same period in 2015:

Management’s Discussion and Analysis December 31, 2016	M-41	Stantec Inc.

 Gross Revenue by Reportable Segment

(In millions of Canadian dollars)	Quarter Ended Dec 31, 2016	Quarter Ended Dec 31, 2015	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange
Consulting Services
Canada	284.9	309.0	(24.1)	1.7	(25.8)	n/a
United States	540.9	376.4	164.5	161.2	4.5	(1.2)
Global	159.8	25.0	134.8	145.6	(10.0)	(0.8)

Total Consulting Services	985.6	710.4	275.2	308.5	(31.3)	(2.0)
Construction Services	255.2	-	255.2	255.2	-	-

Total	1,240.8	710.4	530.4	563.7	(31.3)	(2.0)

 n/a = not applicable

 Gross Revenue by Consulting Services - Business Operating Unit

(In millions of Canadian dollars)	Quarter Ended Dec 31, 2016	Quarter Ended Dec 31, 2015	Total Change	Change Due to Acquisitions	Change Due to Organic Growth (Retraction)	Change Due to Foreign Exchange
Consulting Services
Buildings	202.0	190.2	11.8	25.6	(12.7)	(1.1)
Energy & Resources	111.1	90.3	20.8	43.1	(22.2)	(0.1)
Environmental Services	186.7	142.4	44.3	47.1	(2.7)	(0.1)
Infrastructure	485.8	287.5	198.3	192.7	6.3	(0.7)

Total Consulting Services	985.6	710.4	275.2	308.5	(31.3)	(2.0)
Note: Comparative figures have been reclassified due to a realignment of several business lines between our Energy & Resources and Infrastructure business operating units.

In our business operating units in Q4 16 compared to Q4 15, we had moderate organic revenue growth in Infrastructure, stable organic revenue in Environmental Services, and organic revenue retraction in Buildings and Energy & Resources. Infrastructure grew 2.2% organically in Q4 16 compared to Q4 15 mainly due to growth in our Transportation and Water sectors in both Canada and the United States. Buildings had 6.7% organic revenue retraction due to our Canadian and Global operations, partly offset by strong organic growth in the United States. The retraction occurred primarily because of the decline in the oil and gas sector, impacting both private and public spending in Canada and the Middle East. Our Energy & Resources business operating unit continued to experience organic revenue retraction mainly due to the decline in the oil and gas and power sectors in Q4 16 compared to Q4 15.

Management’s Discussion and Analysis December 31, 2016	M-42	Stantec Inc.

Gross Margin

Gross margin increased from 54.1% in Q4 15 to 54.5% in Q4 16. Our gross margins quarter over quarter in our reportable segments and our business operating units are summarized in the tables below:

 Gross Margin by Reportable Segments

	Quarter Ended Dec 31
	2016	2015
Consulting Services
Canada	54.2%	54.1%
United States	56.7%	53.9%
Global	58.5%	57.0%
Construction Services	34.8%	n/a
Gross Margin by Consulting Services - Business Operating Unit
	Quarter Ended Dec 31
	2016	2015
Consulting Services
Buildings	55.0%	55.3%
Energy & Resources	53.3%	45.6%
Environmental Services	59.0%	59.0%
Infrastructure	56.5%	54.1%
Note: Comparative figures have been reclassified due to a realignment of several business lines between our Energy & Resources and Infrastructure business operating units.

In general, gross margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. These fluctuations reflect the essence of our business model, which is based on providing two primary service offerings—Consulting Services and Construction Services—across diverse geographic locations, business operating units (within Consulting Services), and all phases of the infrastructure and facilities project life cycle. The increase in gross margins in our US operations resulted mainly from higher margins on the mix of projects acquired from MWH, predominantly in the Water and Waterpower & Dams sectors. Our Global operations and Energy & Resources business operating unit had improved margins also due to higher margins on the mix of projects acquired from MWH. Infrastructure’s gross margin increased in Q4 16 compared to Q4 15, primarily because of improved margins in our Water and Transportation sectors.

Other

Administrative and marketing expenses as a percentage of net revenue increased to 44.3% in Q4 16, from 43.7% in Q4 15. This was mainly due to an increase in professional fees and marketing and business development labor as a percentage of net revenue in Q4 16 compared to Q4 15. This increase was partly offset by decreases in occupancy costs and provision for self-insurance expense as a percentage of net revenue.

Depreciation as a percentage of net revenue decreased in Q4 16 compared to Q4 15. This decrease is a result of a decrease in additions to property and equipment as a percentage of net revenue over the last two years and the fact that MWH has less depreciation as a percentage of net revenue compared to legacy Stantec. There were increases in the amortization of intangible assets resulting from acquisitions and in our net interest expense

Management’s Discussion and Analysis December 31, 2016	M-43	Stantec Inc.

due to an increase in our outstanding long-term debt mainly for the MWH acquisition. Other expense decreased due to the recognition of a $4.1 million non-operating loss related to the sale of our India subsidiary in Q4 15.

Our effective tax rate is based on statutory rates in jurisdictions where we operate. Our effective income tax rate decreased from 28.0% at Q3 16 to 27.8% at Q4 16 due mainly to less income earned in higher tax rate jurisdictions.

QUARTERLY TRENDS

The following is a summary of our quarterly operating results for the last two fiscal years, all prepared in accordance with IFRS:

Quarterly Unaudited Financial Information
(In millions of Canadian dollars, except per share amounts)	Dec 31, 2016	Sept 30, 2016	Jun 30, 2016	Mar 31, 2016

Gross revenue	1,240.8	1,257.3	1,046.6	755.4
Net revenue	820.2	872.2	777.4	628.6
Net income	29.4	49.3	21.2	30.6

EPS – basic	0.26	0.43	0.20	0.33
EPS – diluted	0.26	0.43	0.20	0.32
Adjusted EPS – basic (note 1)	0.35	0.55	0.37	0.40
Adjusted EPS – diluted (note 1)	0.35	0.55	0.37	0.40

	Dec 31, 2015	Sept 30, 2015	Jun 30, 2015	Mar 31, 2015

Gross revenue	710.4	750.8	710.3	705.7
Net revenue	567.4	620.1	593.9	592.3
Net income	25.3	49.9	43.1	38.0

EPS – basic	0.27	0.53	0.46	0.40
EPS – diluted	0.27	0.53	0.46	0.40
Adjusted EPS – basic (note 1)	0.35	0.59	0.45	0.46
Adjusted EPS – diluted (note 1)	0.34	0.58	0.45	0.46

Quarterly earnings per share (EPS) and basic and diluted adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and diluted adjusted EPS are also affected by the change in the market price of our shares, since we do not include in dilution options when the exercise price of the option is not in the money.

Note 1: Adjusted basic and diluted EPS are non-IFRS measures and are further discussed in the Definition of Non-IFRS Measures section of this report.

Management’s Discussion and Analysis December 31, 2016	M-44	Stantec Inc.

The following items impact the comparability of our quarterly results:

Gross Revenue (In millions of Canadian dollars)	Q4 16 vs. Q4 15	Q3 16 vs. Q3 15	Q2 16 vs. Q2 15	Q1 16 vs. Q1 15

Increase (decrease) in gross revenue due to
Acquisition growth	563.7	568.6	354.6	49.2
Organic growth (retraction)	(31.3)	(59.1)	(36.0)	(35.6)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(2.0)	(3.0)	17.7	36.1

Total net increase in gross revenue	530.4	506.5	336.6	49.7

Q1 16 vs. Q1 15. During Q1 16, net income decreased by $7.4 million, or 19.5%, from Q1 15, and adjusted diluted earnings per share for Q1 16 decreased by $0.06, or 13.0%, compared to Q1 15. Net income for Q1 16 was positively impacted by an increase in revenue because of acquisitions completed in 2015 and 2016 and the impact of foreign exchange rates on revenue earned by our US subsidiaries. This was partly offset by organic revenue retraction in our Energy & Resources business operating unit. Our gross margin decreased—from 55.2% in Q1 15 to 53.9% in Q1 16—mainly due to the recognition of certain performance metric fees obtained in Q1 15 on a major mining project, as well as downward margin pressures in the energy and resources market. Our administrative and marketing expenses as a percentage of net revenue increased—from 42.5% in Q1 15 to 43.2% in Q1 16—mainly due to an increase in acquisition-related transaction costs and lease exit costs.

Q2 16 vs. Q2 15. During Q2 16, net income decreased $21.9 million, or 50.8%, from Q2 15, and adjusted diluted earnings per share for Q2 16 decreased $0.08, or 17.8%, compared to Q2 15. Net income for Q2 15 was positively impacted by an increase in revenue due to acquisitions completed in 2015 and 2016 and the impact of foreign exchange rates on revenue earned by our US subsidiaries. The acquisition of MWH significantly added to our operating results and created a new service offering—Construction Services. Organic revenue retracted 5.1% in Q2 16 compared to Q2 15. We had strong organic revenue growth in our Infrastructure business operating unit compared to Q2 15 and our other Consulting Services business operating units retracted organically in the quarter. Our gross margin decreased—from 54.0% in Q2 15 to 53.6% in Q2 16. This decrease was due to the addition of the Construction Services business, which generates a lower margin than our Consulting Services business. In addition, there were downward margin pressures in some sectors and execution challenges with projects in our Buildings business operating unit and Transportation sector. Our administrative and marketing expenses as a percentage of net revenue increased—from 41.2% in Q2 15 to 43.9% in Q2 16—mainly due to an increase in acquisition-related transaction costs, in particular, those costs related to the MWH acquisition, as well as an increase in lease exit costs.

Q3 16 vs. Q3 15. During Q3 16, net income decreased $0.6 million, or 1.2%, from Q3 15, and adjusted diluted earnings per share for Q3 16 decreased $0.03, or 5.2%, compared to Q3 15. Net income for Q3 16 was positively impacted by an increase in revenue due to acquisitions completed in 2015 and 2016. This was partly offset by the impact of foreign exchange rates on revenue earned by our US subsidiaries and by 7.9% organic revenue retraction. Our gross margin decreased—from 54.5% in Q3 15 to 54.2% in Q3 16. This decrease was caused by the mix of projects, downward pressures on fees in some sectors, and the addition of the Construction Services business, which generates a lower margin than our Consulting Services business. Our administrative and marketing expenses as a percentage of net revenue increased—from 39.4% in Q3 15 to 41.1% in Q3 16—mainly due to higher administrative labor costs and an increase in integration activities from the MWH acquisition.

Management’s Discussion and Analysis December 31, 2016	M-45	Stantec Inc.

Interest expense increased $5.0 million in Q3 16 compared to Q3 15, primarily because of an increase in our outstanding long-term debt, attributable to the MWH acquisition.

STATEMENTS OF FINANCIAL POSITION

The following highlights the major changes to our assets, liabilities, and equity from December 31, 2015, to December 31, 2016:

Balance Sheet Summary
(In millions of Canadian dollars)	Dec 31, 2016	Dec 31, 2015	$ Change	% Change
Total current assets	1,582.5	951.4	631.1	66.3%
Property and equipment	213.9	158.1	55.8	35.3%
Goodwill	1,828.1	966.5	861.6	89.1%
Intangible assets	449.5	138.1	311.4	225.5%
Deferred tax assets	26.2	11.3	14.9	131.9%
Other financial assets	160.1	111.5	48.6	43.6%
All other assets	24.4	5.0	19.4	n/m

Total assets	4,284.7	2,341.9	1,942.8	83.0%

Long-term debt	91.9	133.1	(41.2)	(31.0%)
Provisions	36.0	22.9	13.1	57.2%
All other current liabilities	944.9	476.1	468.8	98.5%
Total current liabilities	1,072.8	632.1	440.7	69.7%

Long-term debt	928.6	232.3	696.3	299.7%
Provisions	80.7	62.6	18.1	28.9%
Net employee defined benefit liability	50.5	-	50.5	-
Deferred tax liabilities	79.6	21.3	58.3	273.7%
Other liabilities	88.4	67.7	20.7	30.6%
Other financial liabilities	7.6	2.6	5.0	192.3%
Equity	1,975.7	1,323.3	652.4	49.3%
Non-controlling interests	0.8	-	0.8	-

Total liabilities and equity	4,284.7	2,341.9	1,942.8	83.0%
n/m = not meaningful

Refer to the Liquidity and Capital Resources section of this report for an explanation of the changes in current assets and current liabilities.

Overall, the carrying amounts of assets and liabilities for our US subsidiaries on our consolidated balance sheets decreased because of the strengthening Canadian dollar—from US$0.72 at December 31, 2015, to US$0.74 at December 31, 2016. Other factors that impacted our long-term assets and liabilities are indicated below.

Property and equipment, goodwill, intangible assets, and other financial assets increased as a result of the acquisitions completed in 2016. Most notably, from MWH, we acquired $46.2 million in property and equipment, $744.2 million in goodwill, $315.3 million in intangible assets, and $36.1 million in other financial assets

Management’s Discussion and Analysis December 31, 2016	M-46	Stantec Inc.

mainly relating to holdbacks on long-term contracts. Other financial assets also increased due to an increase of $14.7 million in our investments held for self-insured liabilities.

Total current and long-term debt increased, mainly because funds drawn from our New Credit Facilities (explained in the Capital Management section of this report) were required for the MWH acquisition. Total current and long-term provisions increased as well, primarily because we assumed provisions for claims and various end-of-employment benefit plans from MWH. Also from MWH we assumed $18.6 million in net deferred tax liabilities and $19.9 million in other liabilities due to uncertain tax positions. With the MWH acquisition, we became the sponsor of defined benefit pension plans covering certain full-time employees and past employees, primarily in the United Kingdom. The $50.5 million net employee defined benefit liability represents the unfunded status of these plans at December 31, 2016. Benefits are based on final compensation and years of service, and contributions to the plans must be made to separately administered funds that are maintained independently by custodians.

Goodwill

In accordance with our accounting policies (described in note 4 of our audited consolidated financial statements), we conduct a goodwill impairment test annually as at October 1 or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31.

We allocate goodwill to our cash generating units (CGUs) or group of CGUs. In 2015 and prior to the second quarter of 2016, our CGUs were defined as Canada, the United States and International. As a result of the MWH acquisition, and effective the second quarter of 2016, we have six CGUs. Three of the six CGUs are grouped into Consulting Services – Global for the purposes of allocating goodwill and testing impairment. The other three CGUs are Consulting Services – Canada, Consulting Services – United States, and Construction Services. CGUs are defined based on the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. Other factors are considered, including how management monitors the entity’s operations. As a Company, we constantly evolve and continue to expand into new geographic locations. As we evolve, we regularly review our corporate and management structure to ensure our operations are organized into logical units, particularly for making operating decisions and assessing performance. If we determine that our corporate and management structure should change, we review our definitions of CGUs and reportable segments. We do not allocate goodwill to or monitor it by our business operating units.

On October 1, 2016, and October 1, 2015, we performed our annual goodwill impairment test. Based on the results of these tests, we concluded that the recoverable amount of each CGU or group of CGUs exceeded its carrying amount and, therefore, goodwill was not impaired.

Valuation techniques

When performing our goodwill impairment test, we compare the recoverable amount of our CGUs or group of CGUs to their respective carrying amounts. If the carrying amount of a CGU or group of CGUs is higher than its recoverable amount, an impairment charge is recorded as a reduction in the carrying amount of the goodwill on the consolidated statement of financial position and recognized as a non-cash impairment charge in income. We estimate the recoverable amount by using the fair value less costs of disposal approach. It estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a CGU’s or group of CGUs’ projection of estimated operating results and discounted cash flows based on a discounted rate that reflects current market conditions.

We use cash flow projections from financial forecasts approved by senior management for a five-year period. For our last two impairment tests on October 1, 2016, and October 1, 2015, we discounted the cash flows for each

Management’s Discussion and Analysis December 31, 2016	M-47	Stantec Inc.

CGU or group of CGUs using after-tax discount rates ranging from 9.0% to 13.7%. To arrive at cash flow projections, we use estimates of economic and market information, including growth rates in revenues, estimates of future changes in operating margins, and cash expenditures. Other significant estimates and assumptions include estimates of future capital expenditures and changes in future working capital requirements.

We believe that our methodology provides us with a reasonable basis for determining whether an impairment charge should be taken. Note 11 in our 2016 audited consolidated financial statements provides more details about our goodwill impairment test and is incorporated by reference in this report.

If market and economic conditions deteriorate or if volatility in the financial markets causes declines in our share price, increases our weighted-average cost of capital, or changes valuation multiples or other inputs to our goodwill assessment, our goodwill may require testing for impairment between our annual test dates. Moreover, changes in the numerous variables associated with the judgments, assumptions, and estimates we made in assessing the fair value of our goodwill could cause our CGUs or group of CGUs to be impaired. These impairments are non-cash charges that could have a material adverse effect on our consolidated financial statements but would not have any adverse effect on our liquidity, cash flows from operating activities, or debt covenants, and would not have an impact on future operations.

Sensitivity

The calculation of fair value less costs of disposal for all of our CGUs or group of CGUs is most sensitive to the following assumptions:

•	Operating margins based on actual experience and management’s long-term projections.
•	Discount rates—reflecting investors’ expectations when discounting future cash flows to a present value—that take into consideration market rates of return, capital structure, company size, and industry risk. This rate is further adjusted to reflect risks specific to the CGU or group of CGUs for which future estimates of cash flows have not been adjusted.
•	Growth rate estimates based on actual experience and market analysis. Projections are extrapolated beyond five years using a growth rate that typically does not exceed 3.0%.

At October 1, 2016, the recoverable amounts of our CGUs or group of CGUs exceeded their carrying amounts. For assessing fair value less costs of disposal, we believe that no reasonably possible change in any key assumption listed above would have caused the carrying amount of a CGUs or group of CGUs to materially exceed its recoverable amount.

LIQUIDITY AND CAPITAL RESOURCES

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements section at the end of this report.

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $800 million revolving credit facility, and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model (explained in the Core Business and Strategy section of this report) reduces the impact of changing market conditions on our operating cash flows. However, under certain favorable market conditions, we do consider

Management’s Discussion and Analysis December 31, 2016	M-48	Stantec Inc.

issuing common shares to facilitate acquisition growth or to reduce borrowings under our New Credit Facilities. This was the case for the MWH acquisition: we financed the acquisition through the net proceeds of both a public offering and funds drawn from our New Credit Facilities (as defined and further described in the Capital Management and Shareholders’ Equity sections of this report).

We continue to limit our exposure to credit risk by placing our cash and short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. We mitigate risk associated with these bonds, equities, and term deposits through the overall quality and mix of our investment portfolio.

Working Capital

The following table shows summarized working capital information as at December 31, 2016, compared to December 31, 2015:

(In millions of Canadian dollars, except ratio)	2016	2015	$ Change

Current assets	1,582.5	951.4	631.1
Current liabilities	(1,072.8)	(632.1)	(440.7)
Working capital (Note)	509.7	319.3	190.4
Current ratio (Note)	1.48	1.51	n/a

Note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further described in the Definitions section of this report.

n/a= not applicable

Current assets increased primarily because of a $143.6 million increase in cash and cash equivalents (further explained in the Cash Flows section of this report), a $428.6 million increase in trade and other receivables and in unbilled revenue, and a $33.3 million increase in prepaid expenses, all primarily due to the MWH acquisition. Investment in trade and other receivables and in unbilled revenue decreased to 88 days at December 31, 2016, from 96 days at December 31, 2015. A decrease occurred in all business operating units in Consulting Services. As well, our newly acquired Construction Services business has lower overall investment in trade and other receivables and in unbilled revenue—59 days at December 31, 2016. Income taxes recoverable increased by $27.0 million, mainly because of the timing of income tax instalments for 2015 and 2016 and the MWH acquisition.

Gross revenue trade receivables increased 32.6%, or $189.2 million, from December 31, 2015, to December 31, 2016, mainly due to the addition of MWH, which made up approximately $231.0 million of our gross trade receivables at December 31, 2016. During the year, our gross trade receivables in the over-90-day aging categories increased 47.3% or $43.1 million. This increase was due to the nature of clients acquired from MWH, which added $58.6 million in the over-90-day aging categories. Approximately 25% of this amount is from two major government water projects where the collection period has historically been longer. The remaining amount relates to the mix of clients where, in certain cases, extended payment terms may apply. This mix of clients may impact our trade receivables aging categories going forward. We reduce our gross revenue trade receivables with an allowance for doubtful accounts that is calculated using historical statistics for collection and loss experience. We also allow for specific projects based on our best estimate of an allowance after assessing the collectability of the outstanding receivables balance.

Current liabilities increased primarily due to a $366.0 million increase in trade and other payables that is mainly attributable to the MWH acquisition, higher payroll accruals because of an increase in employee numbers, and a higher dividend accrual. In addition, billings in excess of costs increased $92.6 million and provisions increased

Management’s Discussion and Analysis December 31, 2016	M-49	Stantec Inc.

$13.1 million, mostly a result of the MWH acquisition. These increases were partly offset by a decrease in the current portion of long-term debt because our $70 million in senior secured notes (originally due May 10, 2016) were redeemed in Q2 16 as part of the New Credit Facilities arrangement. Our current portion of long-term debt was also impacted by an increase in the current portion of notes payable from acquisitions.

Cash Flows

Our cash flows from (used in) operating, investing, and financing activities, as reflected in our consolidated statements of cash flows, are summarized in the following table:

(In millions of Canadian dollars)	2016	2015	$ Change

Cash flows from operating activities	285.7	205.5	80.2
Cash flows used in investing activities	(1,136.6)	(252.4)	(884.2)
Cash flows from (used in) financing activities	995.1	(44.3)	1,039.4

Cash flows from operating activities

Cash flows from operating activities are impacted by the timing of acquisitions, particularly the timing of payments for acquired trade and other payables, including annual employee short-term incentive payments. The increase in cash flows from operating activities in 2016 compared to 2015 resulted from an increase in cash receipts from clients due to acquisition growth and a $16.4 million decrease in taxes paid as a result of paying less in tax instalments. The increase in cash flows was partly offset by an increase in cash paid to employees, which, in turn, was caused by an increase in the number of employees and short-term incentive payments in 2016. As well, cash paid to suppliers increased because of acquisition growth and the timing of various payments. Interest paid increased $19.7 million, mainly as a result of a $3.9 million breakage fee relating to the redemption of our senior secured notes and an increase in our level of borrowings year over year.

Cash flows used in investing activities

Cash flows used in investing activities increased in 2016 compared to 2015 due to an increase in cash used for business acquisitions. We used $1.1 billion in 2016 to pay cash consideration for current year acquisitions (mainly for MWH) and notes payable compared to $203.5 million in 2015. Cash outflows for the purchase of property and equipment increased by $20.2 million. Property and equipment and software purchases totaled $65.8 million in 2016 compared to $41.7 million for the same period in 2015. We had higher purchases in 2016 due to an increase in leasehold improvements made to various office locations and increased spending due to acquisition growth. Also contributing to the increase in cash flows used was a $4.6 million increase in the purchase of investments held for self-insured liabilities. These increases in cash flows used in investing activities were partly offset by a $9.3 million increase in cash inflows from other financial assets that mainly related to the liquidation of a trust acquired from MWH. As well, there was a $5.6 million increase in proceeds from lease inducements and from the disposition of various property and equipment.

Cash flows from financing activities

Cash flows from financing activities increased in 2016 compared to 2015, as a result of a net cash inflow of $583.1 million from the issuance of shares, plus a net cash inflow of $490.7 million from the settlement of our old revolving credit facility and senior secured notes and from funds drawn on our new revolving credit facility and term loans (as further described in the Shareholders’ Equity and Capital Management sections of this report). These increases in cash inflows were partly offset by $18.2 million paid for the repurchase of shares for

Management’s Discussion and Analysis December 31, 2016	M-50	Stantec Inc.

cancellation under our Normal Course Issuer Bid and a $7.8 million increase in the payment of dividends in 2016 compared to 2015.

Financing the MWH Acquisition

The following table provides a description of the actual sources and uses of funds relating to the MWH acquisition, transaction costs, and the repayment of the existing revolving credit facility and senior secured notes compared to the estimates made in the prospectus filed on April 7, 2016.

(In millions of Canadian dollars)
Sources:	Prospectus	Actual	Variance	Uses:	Prospectus	Actual	Variance

New term loan	450.0	450.0	0.0	Net purchase price for the MWH acquisition	1,057.0	999.4	(57.6)
New revolving credit facility	454.0	439.6	(14.4)	Transaction costs (note)	56.0	53.3	(2.7)
Proceeds from the offering	504.0	603.9	99.9	Repayment of MWH indebtedness	73.0	109.9	36.9
				Repayment of existing revolving credit	97.0	205.9	108.9
				Redemption of senior secured notes	125.0	125.0	0.0

Total Sources:	1,408.0	1,493.5	85.5	Total Uses:	1,408.0	1,493.5	85.5

note:  Actual transaction costs consist of share issuance costs of $25.9 million, debt issuance costs of $9.4 million, acquisition-related costs of $14.1 million, and breakage fees on redemption of senior secured notes of $3.9 million.

Our actual sources of cash were $85.5 million greater than estimated, for the most part a result of the underwriters exercising their overallotment option of 2,604,000 subscription receipts for $78.8 million. Our uses of cash were greater than estimated mainly because the outstanding balances at May 6, 2016, on our existing revolving credit facility and MWH’s indebtedness were greater than those included in the prospectus (which was based on December 31, 2015, balances). The purchase price for MWH was less than anticipated because the estimated US exchange rate was higher than the actual exchange rate. The foreign currency hedge on the purchase price is further described in the Foreign Exchange Losses and Gains section of this report.

Capital Management

We manage our capital structure according to our internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 to 1.0. At December 31, 2016, our net debt to EBITDA ratio was 2.38, calculated on a trailing four-quarter basis. There may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level for a period of time.

Concurrent with the closing of the MWH acquisition, we entered into an agreement for new $1.25 billion syndicated senior secured credit facilities (New Credit Facilities) consisting of a senior secured revolving credit facility of a maximum $800 million and a $450 million term loan in three tranches. This agreement allows us access to an additional $200 million, subject to approval, under the same terms and conditions. The revolving credit facility expires May 6, 2020, and may be repaid from time to time at our option. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Tranches A and B of the term loan were drawn in Canadian funds of $150 million each (due May 6, 2018, and May 6, 2019, respectively) and tranche C was drawn in US funds of $116.7 million (due May 6, 2020). Transaction costs of $9.4 million for the New Credit Facilities will be amortized over the life of the facilities.

The New Credit Facilities may be drawn in Canadian dollars as either a prime rate loan or a bankers’ acceptance; US dollars as either a US base rate or a LIBOR advance; or, in the case of the revolving credit facility, in sterling or euros as a LIBOR advance; and by way of letters of credit. Depending on the form under which the credit facilities are accessed, rates of interest vary between Canadian prime, US base rate, and LIBOR

Management’s Discussion and Analysis December 31, 2016	M-51	Stantec Inc.

or bankers’ acceptance rates, plus specified basis points. The specified basis points vary—depending on our leverage ratio (a non-IFRS measure)—from 0 to 175 for Canadian prime and US base rate loans, and from 100 to 275 for bankers’ acceptances, LIBOR advances, and letters of credit. As security for the obligations under these facilities, Stantec and certain of our subsidiaries granted the lenders a first-ranking security interest over all present and after-acquired assets, property, and undertakings, subject to customary carve-outs.

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At December 31, 2016, $329.1 million was available in our revolving credit facility for future activities.

We previously entered into an agreement for a $350 million revolving credit facility expiring August 31, 2018, that allowed us to access an additional $150 million under the same terms and conditions on approval from our lenders. This revolving credit facility was repaid with the proceeds from the New Credit Facilities.

We previously issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1.1 million. Interest on the senior secured notes was payable semi-annually in arrears on May 10 and November 10 each year until maturity or the earlier payment, redemption, or purchase in full of the notes. The senior secured notes were redeemable by Stantec, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture, with an option for us to purchase the notes for cancellation at any time. The senior secured notes were redeemed with the proceeds from the New Credit Facilities described above. The breakage fee paid on redemption was $3.9 million and was recorded in net interest expense.

We are subject to financial and operating covenants related to our New Credit Facilities. Failure to meet the terms of one or more of these covenants constitutes a default, potentially resulting in accelerated repayment of our debt obligation. In particular, we are required to satisfy the following at all times: (1) our leverage ratio must not exceed 3.0 to 1.0, except in the case of a material acquisition when our leverage ratio must not exceed 3.5 to 1.0 for a period of four complete quarters following the acquisition and (2) our interest coverage ratio must not be less than 3.0 to 1.0. Leverage ratio and interest coverage ratio are defined in the Definition of Non-IFRS Measures section of this report.

During the first two quarters of 2016, we were also subject to financial and operating covenants related to our $350 million revolving credit facility and senior secured notes. These facilities were repaid and redeemed, respectively, during the quarter ended June 30, 2016.

We were in compliance with all of these covenants (both for our previous facilities that were repaid and redeemed in Q2 16 and for the New Credit Facilities) as at and throughout the year ended December 31, 2016.

Management’s Discussion and Analysis December 31, 2016	M-52	Stantec Inc.

Shareholders’ Equity

Our shareholders’ equity increased by $652.4 million in 2016 and by $237.1 million in 2015. The following table summarizes the reasons for these increases:

(In millions of Canadian dollars)	2016	2015

Beginning shareholders’ equity	1,323.3	1,086.2

Net income for the year	130.5	156.4
Currency translation adjustments	12.3	109.0
Net unrealized gain on financial assets	3.8	0.1
Net realized gain on financial assets transferred to income	(0.1)	(4.5)
Realized exchange difference on a sale of a subsidiary	-	1.0
Remeasurement losses on net employee defined benefit liability	(14.4)	-
Recognition of fair value of share-based compensation	4.4	5.2
Share options exercised for cash	5.0	9.5
Shares repurchased under Normal Course Issuer Bid	(18.2)	-
Shares issued, net of transaction costs	578.1	-
Dividends declared	(49.0)	(39.6)

Total change	652.4	237.1

Ending shareholders’ equity	1,975.7	1,323.3

We recorded a $12.3 million foreign exchange gain in our currency translation adjustments in other comprehensive income in 2016 compared to a $109.0 million gain in 2015. These unrealized gains arose when translating our foreign operations into Canadian dollars. We do not hedge for this foreign exchange translation risk. The gain recorded during 2016 was caused primarily by the strengthening of the US dollar compared to the Canadian dollar from the date we acquired MWH’s US-subsidiaries to December 31, 2016.

We hold investments for self-insured liabilities consisting of government and corporate bonds, equity securities, and term deposits. These investments are classified as available for sale and are stated at fair value with the unrecognized gain or loss recorded in other comprehensive income. The unrealized gain on the fair value of these investments was $3.8 million in 2016 and $0.1 million in 2015.

Resulting from the MWH acquisition on May 6, 2016, we became the sponsor of defined benefit pension plans. During 2016, we recorded $14.4 million in remeasurement losses on the net employee defined benefit liability in other comprehensive income, comprised of actuarial losses of $36.9 million and the return on plan assets of $19.5 million, net of deferred taxes of $3.0 million.

Our board of directors grants share options as part of our incentive programs. In 2016, our board granted 995,904 share options (965,064 in 2015) to various officers and employees of the Company. These options vest equally over a three-year period and have a contractual life of five years from the grant date. Share options exercised in 2016 generated $5.0 million in cash compared to $9.5 million in 2015.

Management’s Discussion and Analysis December 31, 2016	M-53	Stantec Inc.

In 2015, we filed a Normal Course Issuer Bid with the TSX that enabled us to purchase up to 3,774,179 common shares during the period of November 10, 2015, to November 9, 2016. We believe that, at times, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at these times, outstanding common shares are an attractive, appropriate, and desirable use of available Company funds. During 2016, 572,825 common shares were repurchased for cancellation pursuant to the ongoing Normal Course Issuer Bid at a cost of $18.2 million. On November 9, 2016, we received approval from the TSX respecting the renewal of the Company’s Normal Course Issuer Bid that enables us to purchase up to 3,418,357 common shares during the period November 14, 2016, to November 13, 2017.

Through a public offering completed in Q2 16, we generated net cash proceeds of $578.1 million to finance the MWH acquisition. On April 7, 2016, we filed a short-form prospectus with securities regulators in Canada and the United States to allow for the issuance of 17,360,000 in subscription receipts for $525.1 million, representing the right of the holder to receive one common share upon closing of the acquisition. After share issuance costs of $22.8 million, our net proceeds were $502.3 million. The underwriters exercised their option to purchase an overallotment of 2,604,000 subscription receipts for $78.8 million under the same terms as above. After share issuance costs of $3.1 million, our net proceeds on the overallotment were $75.7 million. Therefore, the total price to the public, the issuance costs, and our net proceeds were $603.9 million, $25.9 million, and $578.1 million, respectively.

Our board of directors has declared dividends to common shareholders: $49.0 million in dividends were declared in 2016 and $39.6 million were declared in 2015.

OTHER

Outstanding Share Data

At December 31, 2016, there were 114,081,229 common shares and 3,655,020 share options outstanding. From January 1, 2017, to February 22, 2017, no shares were repurchased and cancelled under our Normal Course Issuer Bid, no share options were granted, 47,360 share options were exercised, and 7,000 share options were forfeited. At February 22, 2017, there were 114,128,589 common shares and 3,600,660 share options outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other liabilities as at December 31, 2016:

	Payment Due by Period

(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Debt	999.9	80.2	346.4	572.9	0.4
Interest on debt	81.6	30.3	45.3	6.0	-
Operating leases	1,068.1	192.8	293.7	199.7	381.9
Finance lease obligation	23.1	12.8	8.9	1.4	-
Purchase and service obligations	69.4	27.8	28.3	13.3	-
Other obligations	44.7	5.5	13.0	1.1	25.1

Total contractual obligations	2,286.8	349.4	735.6	794.4	407.4

Management’s Discussion and Analysis December 31, 2016	M-54	Stantec Inc.

For further information regarding the nature and repayment terms of our long-term debt, operating leases, and finance lease obligations, refer to the Cash Flows Used in Financing Activities section of this report and notes 17 and 22 in our 2016 audited consolidated financial statements incorporated by reference in this report.

Our operating lease commitments include future minimum rental payments under non-cancellable agreements for office space. Our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Our other obligations include amounts payable under our deferred share unit plan and amounts payable for performance share units issued under our long-term incentive program. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement. The previous table does not include obligations to fund defined benefit pension plans although we make regular contributions. Funding levels are monitored regularly and reset with triennial funding valuations performed for the pension plans’ board of trustees. The Company expects to contribute $11.8 million to the pension plans in 2017.

Off-Balance Sheet Arrangements

As at December 31, 2016, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $58.4 million that expire at various dates before January 2018. These—including the guarantee of certain office rental obligations—were issued in the normal course of operations.

Also as part of the normal course of operations, our surety facilities allow for the issuance of bonds for certain types of project work. As at December 31, 2016, $432.1 million in bonds—expiring at various dates before November 2020—were issued under these surety facilities. This is an increase of $427.0 million from 2015, mainly due to the MWH acquisition, which requires the use of construction and performance bonds related mainly to our construction business. These bonds are intended to provide owners financial security regarding the completion of their construction project in the event of default. As well as surety facilities, we had a bid bond facility that was cancelled in Q2 16 because we entered into the agreement for the New Credit Facilities.

In the normal course of business, we also provide indemnifications and, in limited circumstances, guarantees. These are granted on commercially reasonable contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. We also indemnify our directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require us to compensate the counterparty for costs incurred through various events. The terms of these indemnifications and guarantees will vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay counterparties. Historically, we have not made any significant payments under such indemnifications or guarantees, and no amounts have been accrued in our consolidated financial statements with respect to these guarantees.

Financial Instruments and Market Risk

Fair value. As at December 31, 2016, we value and record our financial instruments as follows:

•	Cash and cash equivalents and cash in escrow are classified as financial assets at fair value through profit and loss (FVPL) and are recorded at fair value, with realized and unrealized gains and losses reported in income.

•	Trade and other receivables are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with allowances reported in administrative and marketing expenses.

Management’s Discussion and Analysis December 31, 2016	M-55	Stantec Inc.

•	Investments held for self-insured liabilities, consisting of bonds, equity securities, and term deposits, are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of. At that time, the realized gains and losses are recognized in other income for equity securities and in net finance income for bonds and term deposits. Interest income is recorded in finance income; dividends are recorded in other income.

•	Trade and other payables are classified as other financial liabilities and recorded at fair value and subsequently recorded at amortized cost using the effective interest rate (EIR) method. Realized gains and losses are reported in income. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, thereby calculating the amortized cost and subsequently allocating the interest income or expense over the life of the instrument.

•	Long-term debts, including non-interest-bearing debts, are classified as loans and borrowings and are initially recorded at fair value and subsequently recorded at amortized cost using the EIR method. EIR amortization and realized gains and losses are reported in net finance expense.

All financial assets are recognized initially at fair value plus directly attributable transaction costs, except for financial assets at FVPL, for which transaction costs are expensed. Purchases or sales of financial assets are accounted for at trade dates. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

After initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. For financial instruments not traded in active markets, fair values are determined using appropriate valuation techniques, which may include recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and discounted cash flow analysis; however, other valuation models may be used. The fair values of derivatives are based on third-party indicators and forecasts. The fair values of cash and cash equivalents, cash in escrow, trade and other receivables, and trade and other payables approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amounts of bank loans approximate their fair values because the applicable interest rate is based on variable reference rates. The carrying amounts of other financial assets and financial liabilities approximate their fair values.

Market risk. We are exposed to various market factors that can affect our performance, primarily our currency and interest rates.

Currency

Our currency exchange rate risk results primarily from the following three factors:

1.	A significant portion of our revenue and expenses is generated or incurred in US dollars; therefore, we are exposed to fluctuations in exchange rates. To the extent that
•	US-dollar revenues are greater than US-dollar expenses in a strengthening US-dollar environment, we expect to see a positive impact on our income from operations
•	US-dollar revenues are greater than US-dollar expenses in a weakening US-dollar environment, we expect to see a negative impact on our income from operations

This exchange rate risk primarily reflects, on an annual basis, the impact of fluctuating exchange rates on the net difference between total US-dollar revenue and US-dollar expenses. Other exchange rate risk arises from the revenue and expenses generated or incurred by subsidiaries located outside Canada and the United States. Our income from operations will be impacted by exchange rate fluctuations used in translating these revenues

Management’s Discussion and Analysis December 31, 2016	M-56	Stantec Inc.

and expenses, and they are recorded in other comprehensive income. We do not hedge for this foreign exchange translation risk.

2.	Foreign exchange fluctuations may also arise on the translation of the balance sheet of (net investment in) our US-based subsidiaries or other foreign subsidiaries where the functional currency is different from the Canadian dollar, and they are recorded in other comprehensive income. We do not hedge for this foreign exchange translation risk.

3.	Foreign exchange gains or losses arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in our Canadian, US, and other foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations on these items by matching US-dollar foreign currency assets with US-dollar foreign currency liabilities and, when appropriate, by entering into forward foreign currency contracts.

Although we may buy or sell foreign currencies in exchange for Canadian dollars in accordance with our foreign exchange risk mitigation strategy, on occasion we may have a net exposure to foreign exchange fluctuations because of the timing of the recognition and relief of foreign-denominated assets and liabilities. Based on a slight net exposure at December 31, 2016, we estimate that a 1.0% decrease in the exchange rates (with all other variables held constant) would have decreased net income by $129,000. A 1.0% increase would have an equal and opposite impact on net income.

Interest rates

Changes in interest rates also present a risk to our performance. Our revolving credit facility carries a floating rate of interest. In addition, we are subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds and term deposits. We estimate that, based on our loan balance at December 31, 2016, a 0.5% increase in interest rates (with all other variables held constant) would have decreased net income by $2.4 million. A 0.5% decrease would have an equal and opposite impact on net income.

Price risk

We are subject to market price risk to the extent that our investments held for self-insured liabilities contain equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified. The effects of a 1.0% increase in equity prices (with all other variables held constant) would have increased comprehensive income by $0.3 million. A 1.0% decrease would have an equal and opposite impact on comprehensive income.

Related-Party Transactions

We have subsidiaries that are 100% owned and are consolidated in our financial statements. We also have management agreements in place with several structured entities to provide various services, including architecture, engineering, planning, and project management. Based on these management agreements, we have assessed that we have control over the relevant activities, we are exposed to variable returns, and we can use our power to influence the variable returns; therefore, we control these entities and have consolidated them in our consolidated financial statements. We receive a management fee generally equal to the net income of the entities and have an obligation regarding their liabilities and losses. Transactions among subsidiaries and structured entities are entered into in the normal course of business and on an arm’s-length basis. Using the consolidated method of accounting, all intercompany balances are eliminated.

Management’s Discussion and Analysis December 31, 2016	M-57	Stantec Inc.

From time to time, we enter into transactions with associated companies and other entities pursuant to a joint arrangement. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s-length basis. Associated companies are entities over which we are able to exercise significant influence but not control. A joint arrangement is classified as either a joint venture or joint operation, based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. A joint venture provides us with rights to the net assets of the arrangement. A joint operation provides us with rights to the individual assets and obligations.

We account for a joint operation by recognizing our share of assets, liabilities, revenues, and expenses of the joint operation and by combining them line by line with similar items in our consolidated financial statements. We use the equity method of accounting for our associated companies and joint ventures. In 2016, the total sales to our associates were $11.9 million and distributions paid by our associates were $0.5 million. At December 31, 2016, receivables from our associates were $2.4 million. Total sales to our joint ventures were $41.5 million and distributions paid by our joint ventures were $0.3 million in 2016. At December 31, 2016, receivables from our joint ventures were $28.1 million.

From time to time, we guarantee the obligations of a subsidiary or structured entities for lease agreements, service agreements, and obligations to a third party pursuant to an acquisition agreement. In addition, we may guarantee service agreements for associated companies, joint ventures, and joint operations. Transactions with subsidiaries, structured entities, associated companies, joint ventures, and joint operations are further described in notes 13, 23, and 34 of our 2016 audited consolidated financial statements and are incorporated by reference in this report.

Key management personnel have authority and responsibility for planning, directing, and controlling the activities of our Company and include our CEO, CFO, COO, CBO, and executive vice presidents. Total compensation to key management personnel and directors recognized as an expense was $16.5 million in 2016 compared to $16.1 million in 2015.

Outlook

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements section.

The following table summarizes our expectations for the coming year:

Measure	2017 Target Range

Gross margin as a % of net revenue	Between 53% and 55%
Administrative and marketing expenses as a % of net revenue	Between 41% and 43%
EBITDA as a % of net revenue	Between 11% and 13%
Net income as a % of net revenue	At or above 5.0%

As part of our annual budget process, we reviewed our targets for 2017. We determined our 2017 targets needed to be reevaluated from that of our 2016 targets. Our 2016 targets were impacted because our capital structure changed and the MWH acquisition (in particular the addition of Construction Services) changed the mix of our projects and the locations where we earn revenue.

Management’s Discussion and Analysis December 31, 2016	M-58	Stantec Inc.

Actual performance for 2017 will fluctuate, particularly from quarter to quarter, depending on the mix of clients and projects and seasonality, as well as the number of acquisitions completed in the year. Some targets could potentially be exceeded if we completed an opportune larger acquisition that, for instance, impacted our administrative and marketing expenses or temporarily increased our debt level.

The diverse infrastructure and facilities market consists of many sectors and industries in both the public and private sectors. Clients within this market require services from multiple disciplines and areas of expertise for projects of varying complexities across the project life cycle. Market size is affected by many factors, including capital spending plans of private sector clients, government allocations to infrastructure, and the range of alternative project delivery (APD) methods in certain sectors. Our footprint in global markets has increased because of the MWH acquisition.

For 2017, our outlook was determined based on various expectations, including the following:

•	Continued economic improvement in the United States as we build a top-tier position and as growth in non-residential construction remains strong
•	Increased infrastructure through regulatory support and spending by provincial, state, and federal governments in North America
•	Increased spending in the water and wastewater sector that is supported by increased government spending in this sector
•	Modest improvement in the energy and resource sector compared to 2016 because oil and gas and commodity prices are expected to stabilize and slowly improve and companies are expected to increase capital spending
•	Continued support for APD methods, including P3s, in Canada, and new opportunities for APD in the United States
•	Moderate slowdown in the Canadian housing market and strong housing growth in the United States
•	Modest global economic growth and our ability to expand our global footprint

In addition to these expectations, we base our outlook on successfully capitalizing on opportunities and strategic initiatives (described in the Strategy section, Geographic Opportunities subsection of this report). Further details regarding our expectations are described below.

GEOGRAPHIC OUTLOOK

Canada

In 2017, we believe we will benefit from increased levels of federal government infrastructure spending, positively impacting our Buildings, Infrastructure, and Water business operating units. We believe this will be offset by an expected slowdown in residential construction and persistent weakness in the oil and gas and mining sectors.

We anticipate growth in government infrastructure spending, driven by increased fiscal stimulus from the federal government and significant commitments from key provinces in recent budgets. For instance, in its Fall Economic Statement on October 31, 2016, the Canadian federal government earmarked $81 billion additional investment in public infrastructure over the next 11 years, bringing the total expected infrastructure spending to $180 billion over that period. Over the next five years, public transit, water and wastewater infrastructure, and affordable housing will receive the greatest amount of this public infrastructure investment.

We anticipate a slowdown in the Canadian housing market based on recently enacted market cooling measures from both the BC and federal governments, declining housing affordability, elevated debt to income levels, and increasing mortgage rates. However, we expect strong building activity to persist in the Greater Vancouver and Toronto markets since the sharp increase in housing prices in 2016 may provide a strong incentive for the market to increase supply.

Management’s Discussion and Analysis December 31, 2016	M-59	Stantec Inc.

We expect P3 projects will continue to be released and that we will continue to secure our share of these projects in a highly competitive market.

We expect modest increases in capital spending in the oil and gas sector. We believe this will be supported by increases in oil and gas prices, more cost certainty as the Alberta government rolls out its Climate Leadership Plan, and accommodating federal government policy decisions, including the approval of various energy infrastructure projects.

The non-energy export sector is expected to benefit from the weak Canadian dollar and strong US demand, thereby supporting increased capital investment. However, the new US administration may cast a cloud of uncertainty over this sector given the protectionist and anti-trade position; this could dampen spending until greater clarity is achieved on the status of US-Canada trade relations going forward.

Other factors: Overall, the following factors support our outlook for 2017:

•	GDP growth is projected to be 2.0% in 2017, according to the Bank of Canada
•	The overnight interest rate target—currently at 0.50%—is expected to remain at this level in 2017
•	The unemployment rate—6.9% at the end of 2016—is not expected to change significantly in 2017
•	According to the US Energy Information Administration, the price of WTI crude oil is expected to average $52.50 in 2017 compared to an average of $43.33 in 2016, and US crude oil production is expected to average 9.0 million barrels a day in 2017 compared to an average of 8.9 million barrels a day in 2016
•	The Canadian dollar is expected to remain stable or depreciate from its current level given the anticipated increases in the US federal funds rate
•	As suggested by the Canadian Mortgage and Housing Corporation, total housing starts are expected to remain stable; single family housing starts are expected to range from 174,500 to 184,300 units in 2017, down modestly from 2016

United States

The US economy is expected to continue to expand in 2017, supported by a strong job market, wage growth, and increasing personal consumption expenditure. This, in turn, may positively impact our Buildings, Infrastructure, and Water business operating units.

We believe the outlook for water and wastewater infrastructure spending is increasingly optimistic since the federal government approved the Water Infrastructure Improvements for the Nation (WIIN) Act in December 2016. This Act authorizes approximately $10 billion for stormwater management, alternative water supply, and port, levee and dam projects. We also expect increased construction spending in the water and wastewater market. This spending will be supported by improving municipal government balance sheets that increase the likelihood of new projects receiving necessary funding and by increased single family home construction that increase the need for water supply upgrades and expansions.

We expect spending growth in our Transportation sector because of increased funding from the recent passage of the FAST Act—a new multiyear federal transportation bill enacted on December 4, 2015—which authorizes $305 billion in new funding over five years: $230 billion for highways, $60 billion for public transit, $10 billion for Amtrak, and $5 billion for highway safety programs.

We anticipate educational construction spending to grow in 2017. In 2015 and 2016, various bond measures for K-12 construction projects were passed to support infrastructure investment in key regions where we operate. We anticipate higher education construction spending growth will be modest over the near term because enrollment rates have slowed and endowment returns were lower than what was achieved in previous years.

Management’s Discussion and Analysis December 31, 2016	M-60	Stantec Inc.

Healthcare construction spending over the past five years was relatively flat because asset owners held back investment given the various congressional challenges that faced the Patient Protection and Affordable Care Act (PPACA), introduced in 2015. We expect that healthcare construction spending growth will be modest until greater clarity in healthcare reform is achieved. A rapidly aging population, the need to replace aging facilities, and constant technological changes support an optimistic outlook over the longer term for the healthcare construction sector.

In our Environmental Services operations, with expected increases in infrastructure and construction-related spending, we believe we are well positioned to support growth in the power, transportation, community development, and water sectors. Our ability to adapt could also serve us well as we navigate regulatory changes that may occur under the new federal administration.

In the power generation subsector, the fundamentals over the medium term are positive, with aging infrastructure and coal-to-gas switching driving new investment. For construction in the power transmission and distribution subsector, despite significant investment in new renewable energy projects that must be tied in the grid, the combination of lower demand for electricity and the retirement of large-scale coal and nuclear projects resulted in a decreased need for transmission or distribution additions over the near term. We expect spending to increase modestly in this subsector over the next several years, supported by the need to tie new natural gas-fired power plant and renewable energy projects to the electrical grid and to improve the efficiency and reliability of the North American transmission and distribution network.

The housing market is expected to have positive momentum, with persistently low interest rates, a strong job market, and growth in household formation all supporting increasing residential construction spending.

The following factors support our outlook for 2017:

•	Real GDP growth is projected to increase to 2.4% in 2017, according to the US Congressional Budget Office
•	The Federal Reserve is expected to gradually increase the federal funds rate in 2017
•	The unemployment rate—4.7% at the end of 2016—is expected to be at or around this level throughout 2017
•	In recent months, the Architecture Billings Index (ABI) from the American Institute of Architects has remained around 50.0, suggesting stable demand for design services; we anticipate that it will largely remain above 50.0 throughout 2017 as nonresidential construction continues to trend upwards toward pre-recession levels
•	Housing activity is expected to remain positive in 2017; the seasonally adjusted annual rate of total housing starts is expected to increase to 1,239,000 from the expected 1,162,000 total housing starts in 2016

Global

Following the acquisition of MWH, Stantec has an expanded presence in the United Kingdom, New Zealand, India, Australia, Peru, Chile, Argentina, the Netherlands, Italy, and the Middle East. The vast majority of our staff in India service projects that are outside of India.

In the United Kingdom, Brexit has injected uncertainty into financial markets as analysts begin to assess its implications. Over the near term, we believe companies operating in the United Kingdom can expect higher costs of capital, lower economic growth, and deteriorating government balance sheets. Economic growth has held up following the Brexit vote, and PwC is now forecasting real GDP growth of 1.2% in 2017. We expect our operations in the UK water market to be insulated from the Brexit-related uncertainty because service providers have already gone through the bidding process for the Asset Management Program 6 project cycle (which runs from April 2015 to March 2020) and therefore have largely secured their workload over the next several years.

Management’s Discussion and Analysis December 31, 2016	M-61	Stantec Inc.

We believe the economic outlook for New Zealand is positive—the Australia and New Zealand Banking Group (ANZ) has forecasted GDP growth of 3.3% in 2017 and 2.4% in 2018. Growth is expected to be supported by a stable housing market, a booming tourism sector, a modest increase in consumer spending, and solid export growth.

We anticipate that Australia’s economy will continue to be adversely impacted by low commodity prices and weaker Chinese demand. However, the general economic outlook is positive, supported by low interest rates, growth in housing construction, accelerating public sector spending, and modest non-mining business investment. The Reserve Bank of Australia forecasted GDP growth of 2.5% to 3.5% in 2017 and 3.0% to 4.0% in 2018.

The World Bank forecasted GDP growth in the Middle East and Northern Africa of 3.1% in 2017 and 3.5% in 2018 as governments in the region begin to reduce investment in response to declining government revenues and to undertake reforms to diversify their economies away from oil in light of the recent decline in prices.

The infrastructure construction market in the Netherlands is highly dependent on government investment and therefore is highly sensitive to the health of public finances and, more indirectly, the strength of the broader economy. Both measures are currently positive: the Netherlands’ economy is gaining momentum and public finances are in good shape. Nevertheless, we believe growth is expected to be modest as the need and appetite for new infrastructure in the country remains low. Specifically, utility construction is suffering from an imbalance of supply versus demand.

The Italian National Institute of Statistics is forecasting GDP growth of 0.9% in 2017, supported by renewed strength in the country’s job market and accelerating residential household consumption expenditure. We expect to see growth in Italy’s construction sector as firms begin to respond to low interest rates, government reforms, and increased consumer spending and confidence.

Economic activity is expected to bottom out in Latin America in 2016, and we anticipate a modest recovery in 2017. Economic growth has been robust in Peru in recent years, supported by expanding copper production, increased public spending, and accelerating household consumption. We expect that the recent upturn in copper prices will encourage increased investment in Peru’s mining sector over the near term. Growth was weaker in Chile because the country’s economy experienced weakening export demand, lower commodity prices, and a deteriorating job market. We expect modest GDP growth in 2017 as a stronger global economy and higher commodity prices support a recovery in business investment and private consumption.

The following factors support our outlook for 2017:

•	According to the World Bank, prices for most metals, minerals, and precious metals are expected to increase in 2017 compared to 2016
•	According to the World Bank, global GDP growth will be 2.7% in 2017

OVERALL OUTLOOK

Because of our diversity of operations, mix of clients, and flexible business model, as well as our ability to position our Company to work effectively in local communities and on national opportunities, we believe that we will continue to operate our business efficiently, to adapt our business to changing economic conditions, and to position ourselves for growth in a very large infrastructure and facilities market.

Going forward, we expect to achieve a long-term average annual compound growth rate for gross revenue of 15%—a target we have met or exceeded since our initial public offering in 1994. This continued growth results from successfully executing our strategy by allowing us to enhance the depth of our expertise, broaden our service offerings, increase our geographic presence in communities across North America and globally, provide expanded opportunities for our employees, and leverage our Integrated Management Systems. Further maximizing the

Management’s Discussion and Analysis December 31, 2016	M-62	Stantec Inc.

critical mass and maturity we have achieved in certain sectors and geographic locations also enables us to increase our business with key clients and sell our services across local markets.

Our ability to expand depends on our strategic efforts to grow organically and the availability of acquisition opportunities. We believe our opportunities to expand have increased given our greater global footprint resulting from the MWH acquisition. We do not expect to encounter constraints in 2017 when looking for available acquisition candidates, given our past success and the trend in our industry—smaller firms wanting to join larger and more stable organizations. At any particular time, we discuss consolidation opportunities with many firms. Since we want an appropriate cultural fit and complementary services that can provide an accretive transaction, the acquisition process can extend over months, even years.

Since the close of the MWH acquisition, we have focused our efforts on addressing the alignment of our operations, and financial systems to facilitate external reporting and internal operational and financial management. We will integrate segments of MWH’s North American Consulting Services into Stantec’s business systems during 2017. We expect to continue to review some of our Global operations, and that integration will begin later in 2017. Construction Services are not being integrated into Stantec’s Consulting Services platform and will be reported as a separate segment of our business. Management believes that synergies associated with revenue opportunities and cross-selling capabilities, as well as back-office functions, are progressing and expects that these synergies will be realized as we move through the integration phases.

To establish our budgets for 2017, we

•	Assumed that the average value of the Canadian dollar would be US$0.77 in 2017
•	Assumed that the average interest rate would remain relatively stable in 2017 compared to 2016
•	Considered the tax rates substantially enacted at December 31, 2016, for the countries we operate in (primarily Canada and the United States) to establish our effective income tax rate
•	Expected to support our targeted level of growth using a combination of cash flows from operations and borrowings

Critical Accounting Estimates, Developments, and Measures

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS requires us to make various judgments, estimates, and assumptions. Note 5 of our December 31, 2016, consolidated financial statements outlines our significant accounting estimates and is incorporated by reference in this report.

The accounting estimates discussed in our consolidated financial statements are considered particularly important because they require the most difficult, subjective, and complex management judgments. Accounting estimates are done for the following:

•	Revenue and cost recognition on contracts
•	Allowance for doubtful accounts
•	Provision for self-insured liabilities
•	Share-based transactions
•	Fair values on business combinations
•	Assessment of impairment of non-financial assets
•	Employee benefit plans
•	Fair value of financial instruments
•	Taxes
•	Categorizing interests in other entities

Management’s Discussion and Analysis December 31, 2016	M-63	Stantec Inc.

Because of the uncertainties inherent in making assumptions and estimates regarding unknown future outcomes, future events may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcome.

Unless otherwise specified in our discussion of specific critical accounting estimates, we expect no material changes in overall financial performance and financial statement line items to arise, either from reasonably likely changes in material assumptions underlying an estimate or within a valid range of estimates from which the recorded estimate was selected. In addition, we are not aware of trends, commitments, events, or uncertainties that can reasonably be expected to materially affect the methodology or assumptions associated with our critical accounting estimates, subject to items identified in the Risk Factors, Outlook, and Cautionary Note Regarding Forward-Looking Statements sections of this report.

ACCOUNTING DEVELOPMENTS

Recently Adopted

Effective January 1, 2016, we adopted the following amendments:

•	Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)
•	Annual Improvements (2012–2014 Cycle)
•	Disclosure Initiative (Amendments to IAS 1)

The adoption of these amendments did not have an impact on the financial position or performance of our Company. Note 6 to our December 31, 2016, consolidated financial statements describes these amendments and is incorporated by reference in this report.

Future Adoptions

The listing below includes issued standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective. We are currently assessing the impact of adopting these standards, amendments, and interpretations on our consolidated financial statements and cannot reasonably estimate the effect at this time.

•	IFRS 15 Revenue from Contracts with Customers
•	IFRS 9 Financial Instruments
•	IFRS 16 Leases
•	Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)
•	Disclosure Initiative (Amendments to IAS 7)
•	Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)
•	Annual Improvements (2014–2016 Cycle)
•	IFRIC 22 Foreign Currency Transactions and Advance Consideration

These standards, amendments, and interpretations are described in note 6 of our December 31, 2016, consolidated financial statements and are incorporated by reference in this report.

MATERIALITY

We determine whether information is “material” based on whether we believe that a reasonable investor’s decision to buy, sell, or hold securities in our Company would likely be influenced or changed if the information was omitted or misstated.

Management’s Discussion and Analysis December 31, 2016	M-64	Stantec Inc.

DEFINITION OF NON-IFRS MEASURES

This Management’s Discussion and Analysis includes references to and uses terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, return on equity, EBITDA, net debt to EBITDA, leverage ratio, interest coverage ratio, backlog, adjusted EBITDA, and adjusted EPS. These non-IFRS measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Working Capital. We use working capital as a measure for assessing overall liquidity. Working capital is calculated by subtracting current liabilities from current assets. There is no directly comparable IFRS measure for working capital.

Current Ratio. We use current ratio as a measure for assessing overall liquidity. Current ratio is calculated by dividing current assets by current liabilities. There is no directly comparable IFRS measure for current ratio.

Return on Equity. As part of our overall assessment of value added for shareholders, we monitor our return on equity. Return on equity is calculated as net income for the last four quarters, divided by the average shareholders’ equity over each of the last four quarters. There is no directly comparable IFRS measure for return on equity.

EBITDA. EBITDA represents net income before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets, and goodwill and intangible impairment. This measure is referenced in our credit facility agreement as part of our debt covenants, and we use it as part of our overall assessment of our operating performance. There is no directly comparable IFRS measure for EBITDA.

Net Debt to EBITDA. As part of our assessment of our capital structure, we monitor net debt to EBITDA. This measure is referenced in our credit facility agreement as part of our debt covenants. It is defined as the sum of (1) long-term debt, including current portion, less cash and cash equivalents and cash in escrow, divided by (2) EBITDA (as defined above). There is no directly comparable IFRS measure for net debt to EBITDA.

Leverage Ratio. This ratio is referenced in our New Credit Facilities agreement as part of our debt covenants. It is defined as total indebtedness divided by EBITDA. Total indebtedness is defined in the credit facility agreement as including all obligations for borrowed money; bonds, debentures, notes, or similar instruments; the deferred purchase price of property or services (excluding current accounts payable); and bankers’ acceptances; plus all of the following: obligations upon which interest is customarily paid; obligations under conditional sale or other title retention agreements related to property acquired; indebtedness secured by liens on owned property; guarantees; capital lease obligations; letters of credit or guarantee; hedge exposures; and obligations to purchase, redeem, retire, or otherwise acquire our equity securities. There is no directly comparable IFRS measure for leverage ratio.

Interest Coverage Ratio. This ratio is referenced in our New Credit Facilities agreement as part of our debt covenants. It is defined as EBITDA divided by interest expense, including any interim amount payable pursuant to a hedge arrangement with respect to interest rate risk. There is no directly comparable IFRS measure for interest coverage ratio.

Backlog. As part of our assessment of our financial condition, we monitor our backlog. We define backlog as the total value of secured work that has not yet been completed that

•	Is assessed by management as having a high certainty of being performed by either the existence of an executed contract or work order specifying the job scope, value, and timing, or

Management’s Discussion and Analysis December 31, 2016	M-65	Stantec Inc.

•	Has been awarded to us through an executed binding or nonbinding letter of intent or agreement describing the general job scope, value, and timing. Management must be reasonably assured that the letter of intent or agreement will be finalized in the form of a formal contract.

Only the first 12 to 18 months of the total value of secured work of a project are included in work backlog.

Backlog is not a recognized performance measure under IFRS and does not have any standardized meaning prescribed by IFRS. We believe that backlog is a useful means of projecting activity in future periods. There is no directly comparable IFRS measure for backlog.

We currently use EBITDA as a measure of pretax operating cash flow. Management defines adjusted EBITDA and adjusted EPS as follows:

•	Adjusted EBITDA. This is EBITDA adjusted for acquisition-related costs, out-of-ordinary course severance, and gains or losses on property and equipment, discontinued operations, and the rebalancing of our investments held for self-insured liabilities. There is no directly comparable IFRS measure for adjusted EBITDA; the most directly comparable measure is net income.

•	Adjusted EPS. This is earnings per share as prescribed by IFRS, adjusted to exclude the amortization of acquisition-related intangibles, acquisition-related costs, out-of-ordinary course severance, and gains or losses on property and equipment, discontinued operations, and the rebalancing of our investments held for self-insured liabilities. There is no directly comparable IFRS measure for adjusted EPS; the most directly comparable measure is EPS.

We believe adjusted EBITDA and adjusted EPS are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance), and they provide supplemental measures of operating performance, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS financial measures.

Below are reconciliations of net income to EBITDA and adjusted EBITDA and of EPS to adjusted EPS.

Management’s Discussion and Analysis December 31, 2016	M-66	Stantec Inc.

Reconciliation of Net Income to Adjusted EBITDA	Quarter Ended December 31		Year Ended December 31
(In thousands of Canadian dollars, except per share amounts)	2016	2015	2016	2015	2014

Net income for the period	29,488	25,317	130,549	156,378	164,498
Add back:
Income taxes	10,965	5,516	50,267	55,229	58,702
Net interest expense	7,050	2,700	28,648	10,929	8,515
Depreciation of property and equipment	14,774	12,255	51,172	45,880	38,698
Amortization of intangible assets	20,651	8,762	75,660	37,853	24,252
EBITDA	82,928	54,550	336,296	306,269	294,665

Acquisition-related costs	25	212	14,548	755	978
Loss (gain) on sale of property and equipment	809	420	1,452	(1,888)	-
Rebalancing of investments held for self-insured liabilities (note 4)	-	-	-	(4,156)	-
Loss on sale of a subsidiary	-	4,096	-	4,096	-
Adjusted EBITDA	83,762	59,278	352,296	305,076	295,643
Reconciliation of EPS to Adjusted EPS	Quarter Ended December 31		Year Ended December 31
(In thousands of Canadian dollars, except per share amounts)	2016	2015	2016	2015	2014

Net income for the period	29,488	25,317	130,549	156,378	164,498
Add back:
Amortization of intangible assets related to acquisitions (note 1)	10,320	3,843	39,022	18,399	9,568
Acquisition-related costs (note 2)	18	157	10,504	558	721
Loss (gain) on sale of property and equipment (note 3)	584	310	1,048	(1,395)	-
Rebalancing of investments held for self-insured liabilities (note 4)	-	-	-	(3,071)	-
Loss on sale of a subsidiary	-	3,027	-	3,027	-
Adjusted net income	40,410	32,654	181,123	173,896	174,787

Weighted average number of shares outstanding - basic	113,995,604	94,386,178	107,006,168	94,143,455	93,540,206
Weighted average number of shares outstanding - diluted	114,377,441	94,904,836	107,325,791	94,593,935	94,328,059
Adjusted earnings per share

Adjusted earnings per share - basic	0.35	0.35	1.69	1.85	1.87
Adjusted earnings per share - diluted	0.35	0.34	1.69	1.84	1.85

note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. This amount for the quarter ended December 31, 2016, is net of tax of $3,974 (2015 - $1,357). For the year ended December 31, 2016, this amount is net of tax of $15,025 (2015 - $6,498).

note 2: This amount for the quarter ended December 31, 2016, is net of tax of $7 (2015 - $56). For the year ended December 31, 2016, this amount is net of tax of $4,044 (2015 - $197).

note 3: This amount for the quarter ended December 31, 2016, is net of tax of $225 (2015 - $110). For the year ended December 31, 2016, this amount is net of tax of (recovery) $404 (2015 - ($493)).

note 4: For the year ended December 31, 2015, this amount is net of tax of $1,085.

Management’s Discussion and Analysis December 31, 2016	M-67	Stantec Inc.

Risk Factors

ENTERPRISE RISK MANAGEMENT PROGRAM

To preserve and enhance stakeholder value, we approach the management of risk strategically through our Enterprise Risk Management (ERM) program. We have adopted the integrated framework for Enterprise Risk Management designed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

THE TEAM

ERM is delivered by team members that range from our highest level to our frontline staff:

•	The board of directors provides oversight and carries out its risk management mandate primarily through the Audit and Risk Committee (ARC).

•	The ARC’s oversight role is to ensure that
•	Management has developed appropriate methods to identify, evaluate, mitigate, and report the principal risks inherent to our business and strategic direction
•	Our systems, policies, and practices are appropriate and address our principal risks
•	Our risk appetite is appropriate for the organization

The board receives a comprehensive risk report annually at the same time it receives the Strategic Plan. Quarterly, the ARC receives a report on the changes in principal risks and mitigation strategies. This ensures the board has proper oversight of key risk initiatives.

•	The C-suite (CEO, CFO, COO, and CBO), supported by our Risk Management team, is directly accountable to the board for all risk-taking activities and risk management practices.

•	The Risk Management team provides legal and insurance expertise and contract review support. Although the team owns the ERM process, the responsibility for identifying and mitigating our principal risks rests with our EVPT and Functional Services Teams.

•	Our Integrity Management team serves a key mandated control function conducting fraud risk assessments for our operations.

•	Our Internal Audit team provides assurance services to assist the ARC in the discharge of its responsibilities relating to financial controls and control deviations.

•	The Practice Services team conducts internal practice audits of one-third of our offices each year, assessing compliance with the ISO 9001:2008 registered Quality Management System and ISO 14001:2004 registered Environmental Management System. The internal practice audits also include health and safety compliance. The team also monitors our operational compliance with our risk mitigation strategies and provides valuable feedback to the ERM program by identifying emerging risks and areas for further improvement.

Although management remains confident about our ability to successfully carry out long-term objectives, we are exposed to a number of risks and uncertainties, just like other professional infrastructure and facilities services firms. When appropriate, we realign our risk disclosures as part of the continual monitoring and annual assessment of our risks. In 2016, we refocused our attention on risks relating to our global operations as well as to construction services.

The most significant risks are listed below (from most to least serious) based on an assessment of the impact on our Company and the probability that the risks will occur. Readers of this report should consider carefully the risks and uncertainties described below, together with all other information in this report.

Management’s Discussion and Analysis December 31, 2016	M-68	Stantec Inc.

The risks and uncertainties described in this report are not the only ones we face. Additional risks and uncertainties—that we are unaware of or that we currently believe are not material—may also become important factors that adversely affect our business. If any of the following risks occur, the effects described below in respect of each risk are not the only ones we face, and our business, financial condition, results of operations, and future prospects could be materially and adversely affected in ways we do not currently anticipate.

TYPES OF RISKS

Strategic Risks

Stantec’s global operations increase the complexity of managing and running the business.

Due to our global platform, we are increasingly subject to a variety of risks, including (a) greater risk of uncollectible accounts and longer collection cycles, (b) cultural, logistical, and communications challenges, (c) changes in labor conditions, (d) general social, economic, security, and political conditions in foreign markets, (e) international hostilities and terrorism, (f) risks related to complying with a wide variety of local, national, and international laws, together with potential adverse changes in laws and regulatory practices, (g) the difficulties and costs of staffing and managing global operations, including the global mobility of staff, (h) fluctuations in exchange rates, (i) multiple and possibly overlapping tax structures, (j) exchange controls and other funding restrictions, (k) political and economic instability, (l) changes in government trade policies affecting the markets for Stantec’s services, (m) embargoes, (n) foreign corrupt practices, (o) offshoring, (p) lack of local knowledge, (q) imbalance of negotiating power when dealing with foreign government clients, and (r) compliance with licensing requirements. In addition, we will face competition in other countries from companies that may have more experience operating in such countries or with global operations generally. These risks could adversely impact our results of operations and financial condition.

Stantec may have difficulty achieving organic growth targets.

We may not be able to increase the size of our operations organically. Organic growth is achieved when we meet our clients’ expectations by effectively delivering quality projects and expanding the services provided to both existing and new clients by cross-selling effectively. If we are unable to effectively compete for projects, expand services to existing and new clients by cross-selling our services, and attract qualified staff, we will have difficulty increasing market share and achieving growth plans. Organic growth is also affected by factors such as economic conditions that are beyond Stantec’s control. During economic downturns, the ability of both private and government entities to fund expenditures may decline significantly, which could in turn have a material adverse effect on our organic growth.

Demand for Stantec’s services is vulnerable to economic downturns and reductions in government and private industry spending. If the economy weakens, Stantec’s revenue and financial condition may be adversely affected.

For several years, the global capital and credit markets and the global economy have experienced significant uncertainty, characterized by the bankruptcy, failure, collapse, or sale of various financial institutions; the European sovereign debt crisis; the ongoing decline and volatility in commodity prices; geopolitical risks; and a considerable level of intervention from governments around the world. Economic conditions in Canada and a number of other countries and regions have been weak and may remain difficult in the near future.

Demand for our services is and will continue to be vulnerable to economic downturns and reductions in government and private industry spending, and is affected by the general level of economic activity in the markets in which we operate, both in North America and globally. In addition, currency and interest rate fluctuations, inflation, financial market volatility, or credit market disruptions may limit our access to capital

Management’s Discussion and Analysis December 31, 2016	M-69	Stantec Inc.

and may also negatively affect the ability of our clients to obtain credit to finance their businesses on acceptable terms. If the operating and financial performance of our clients deteriorates or if they are unable to make scheduled payments or obtain credit, they may not be able to pay Stantec. An inability to pay may adversely affect our backlog, earnings, and cash flows.

In addition, adverse economic conditions could alter the overall mix of services that clients seek to purchase, and increased competition during a period of economic decline could force us to accept contract terms that are less favorable to Stantec than we could otherwise be able to negotiate under different circumstances. Changes in our mix of services or a less favorable contracting environment may cause our revenue and margins to decline.

If we are not able to successfully manage our integration program, then our business and results of operations may be adversely affected.

Stantec has significantly increased in size to approximately 22,000 employees, and we expect to continue to pursue growth opportunities. Integrations can be time consuming and challenging and require a large and sustained effort by our senior management. One of Stantec’s core strategies has been to integrate companies immediately; however, we simply cannot achieve a quick integration with larger acquisitions. Difficulties encountered while combining operations and running our operation through several different platforms could adversely affect the Company’s businesses. This may prevent us from achieving the anticipated improvement in professional service offerings, market penetration, profitability, and geographic presence that are the key pillars underpinning our acquisition program. Employees of the acquired business could depart because of uncertainties regarding the acquisition and integration or the difficulties of completing the acquisition and integration or because they do not want to remain with the combined Company.

We may not achieve our strategic objectives unless we manage the challenges of responding to the sensitivities of cultural diversity and the particularities of local markets. Cultural differences in various countries may present barriers to introducing new ideas and aligning our vision and strategy throughout the organization. A material adverse effect on our business and results of operations could occur if we do not effectively manage our growth or our employees do not achieve anticipated performance standards. We also risk losing or diminishing our entrepreneurial and innovative culture if our overall corporate growth is burdened by increased process and administration.

Failure to source additional acquisition targets could impair our growth.

Historically, we have supplemented our internal growth with acquisitions, joint arrangements, and investments in associates. We expect that a significant portion of any future growth will continue to come from these transactions. However, we may not be able to locate suitable acquisitions in North America or globally or find potential acquisitions with terms and conditions that are acceptable to us. We expect that as the professional services industry consolidates, suitable acquisition candidates will become more difficult to find and may be available only at prices or under terms that are less favorable than they once were. Future acquisitions may result in a decrease in our operating income or operating margins, and we may be unable to recover investments made in any such acquisitions. Acquired firms may expose Stantec to unanticipated problems or legal liabilities.

Operational Risks

The inability to enhance Stantec’s cybersecurity may cause loss of critical data and could delay or prevent operations and cause prejudice to our clients.

Stantec faces the threat of unauthorized system access, computer hackers, malicious code, and organized cyberattacks. Although we devote significant resources to the security of Stantec’s computer systems, we may still be vulnerable to threats. Anyone who circumvents security measures could misappropriate proprietary

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information or cause interruptions or malfunctions in system operations. Therefore, we may be required to expend significant resources to protect against the threat of system disruptions and security breaches or to alleviate problems caused by disruptions and breaches. If we are unable to enhance our Company’s cybersecurity to prevent or contain network and data breaches or other unauthorized access to corporate systems, we run the risk that our service delivery and revenue generation capabilities could be interrupted, delayed, or destroyed. As well, adversaries may seek information about critical infrastructure projects that Stantec is engaged in, so we have a critical requirement to protect sensitive project information, including as-built and future design documents. These or other events could cause system interruptions, delays, and loss of critical data; could delay or prevent operations; and could cause prejudice to our clients.

Failure to maintain effective operational management practices may adversely affect Stantec’s financial condition and results of operations.

Our clients depend on us to deliver projects on time, on budget, and at acceptable quality levels. For Stantec to succeed, our internal processes—for example, strong project managers and project management tools, a simple and effective way to bill and collect from clients, and an appropriate insurance program—must support effective professional practice standards. If we do not manage projects effectively, we may incur additional costs, which may, in turn, result in projects being less profitable than expected. Projects that are not completed on schedule further reduce profitability: staff must continue to work on them longer than anticipated; this may prevent them from pursuing and working on new projects. Projects that are over budget or not on schedule may also lead to client dissatisfaction. Also, because of the nature of Stantec’s contracts, we commit resources to projects before we receive payments in amounts sufficient to cover our expenditures. Delays in billings and customer payments may require Stantec to make a working capital investment. In our experience, clients who withhold payment are more likely to be dissatisfied with services and to bring claims against Stantec.

The outcome of claims and litigation and the threat of a major loss, even if Stantec is ultimately found not liable, could adversely impact our business.

The threat of a major loss—such as the filing of a design-defect lawsuit against Stantec for damages that exceed Stantec’s professional liability insurance limits—could adversely impact our business even if, after several years of protracted legal proceedings, Stantec is ultimately not found liable for the loss or claim. The threat could be deemed by Stantec’s bankers to be a material adverse event under our credit facility, and they could immediately cut off the liquidity we need to fund our day-to-day operations. The threat could also adversely affect business because of the effect on our Company’s reputation, and our inability to win or renew contracts pending a determination of liability could harm our operations and reduce our profits and revenues.

Stantec bears the risk of cost overruns on fixed-price contracts. Stantec may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

As Stantec grows, we have the opportunity to work on larger and more complex projects. Our business has historically followed a fee-for-service model; however, some clients in select markets and business operating units are demanding alternative project delivery (APD) methods, such as bundled services of engineering, procurement, and construction; design-builds; and public-private partnerships. Failure to respond to these market demands may result in clients awarding projects to Stantec’s competitors, which would result in lost revenue. Poor project management may result in a higher probability of cost overruns and liabilities.

Stantec relies heavily on our information technology (IT) infrastructure and requires highly skilled staff to manage and deploy IT projects. A failure in our IT infrastructure could lead to system interruption and loss of critical data and, therefore, may adversely affect our operating results.

To sustain business operations and remain competitive, we rely heavily on our core and regional networks, complex server infrastructure and operating systems, communications and collaboration technology, design

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software, and business applications. As the size of our Company changes, if we do not scale this core infrastructure and constantly upgrade our applications, systems, and network infrastructure, as well as attract and retain key IT personnel, then our service delivery and revenues could be interrupted or delayed. If we do not have strong IT leadership, we run the risk of failing to adequately plan and respond to the organization’s IT infrastructure needs; this may severely impair our ability to meet our clients’ needs. Similarly, we must adequately plan for IT initiatives and successfully implement each project. Failure to do this could cause system interruptions and loss of critical data, could delay or prevent operations, and could adversely affect our operating results, liquidity, or financial position. In addition, Stantec’s computer and communications systems and operations could be damaged or interrupted by natural disasters, telecommunications failures, acts of war or terrorism, computer viruses, physical or electronic security breaches, or similar events or disruptions. Possible adverse financial impacts of these events are remediation and litigation costs, costs associated with increased protection, lost revenues, and reputational damage leading to lost clients.

If we fail to attract, retain, and mobilize skilled employees, we would adversely affect our ability to execute our strategy.

Stantec derives revenue almost exclusively from services performed by our employees. Therefore, one crucial driver of our success is our ability to attract, retain, and develop highly qualified people. There is significant competition—from major consulting, boutique consulting, engineering, public agency, research, and other professional services firms—for talented people with the skills necessary to provide the types of services that we require to execute our strategy. An inability to attract and retain highly qualified staff could impede our ability to secure and complete projects and maintain or expand client relationships. If Stantec’s high-performing, high-potential employees are not engaged or, worse, are disengaged, unable, or unwilling to continue employment with our Company—and we do not have a well-developed succession plan in place before their departure—our business, operations, and prospects may be adversely affected. We are increasingly facing budgetary pressure to deliver more services for less. We run the risk of underfunding critical projects that serve as an investment in our people. Critical and collaborative analyses by our operational leadership and our Human Resources leadership is required to ensure we make the right investments for our future.

Project workplaces are inherently dangerous. Failure to maintain safe work sites could have an adverse impact on Stantec’s business, reputation, financial condition, and results of operations.

Stantec’s Health, Safety, Security, and Environment (HSSE) program is aimed at reducing risks to people, the environment, and our business. These risks could result in personal injury, loss of life, or environmental or other damage to our property or the property of others. Because we are a multinational company, our employees travel to and work in high-security-risk countries around the world that are undergoing political, social, and economic problems resulting in war, civil unrest, criminal activity, acts of terrorism, or public health crises. We may incur material costs to maintain the safety of our personnel and consultants. If we have inadequate health and safety policies and practices, we could be exposed to civil or statutory liability arising from injuries or deaths. If we cannot or elect not to insure because of high premium costs or other reasons, we could become liable for damages arising from these events. We risk incurring additional costs if we require additional time to complete projects or lose employee time because of injury on projects that have sustained environmental, health, and safety incidents. We also risk losing existing projects if our HSSE program and metrics fail to meet our clients’ expectations.

Force majeure events could negatively impact our ability to complete client work.

Stantec’s offices, computer and communications systems, and operations could be damaged or interrupted by natural disasters, telecommunications failures, acts of war or terrorism, or other similar events. If we fail to maintain clear crisis communications plans, effective emergency response plans, and effective pandemic response plans, we put our employees and clients at risk. Failure to quickly respond to crises could adversely affect our ability to start or complete work for clients, which, in turn, could lead to client dissatisfaction and claims.

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Stantec has defined benefit plans that currently have a significant deficit. These could grow in the future, causing us to incur additional costs.

Following the MWH acquisition, Stantec has foreign defined benefit pension plans for certain employees. At December 31, 2016, the defined benefit pension plans had an aggregate deficit (the excess of the project benefit obligations over the fair value of the plan assets) of approximately $50.5 million. In the future, our pension deficits may increase or decrease depending on changes in interest rate levels, pension plan performance, inflation and mortality rates, and other factors. If we are forced or elect to make up all or a portion of the deficit for unfunded benefit plans over a short time, our cash flow could be materially and adversely affected.

Compliance and Regulatory Risks

The nature of Stantec’s engineering services performed globally exposes it to various rules and regulations and potential liability, claims, fines, or sanctions that may reduce its profitability.

Stantec is subject to a variety of regulations and standards. Stantec’s business model includes a range of business operating units and jurisdictions, each with its own set of rules and regulations. Compliance with additional regulations and standards could materially increase Stantec’s costs, and noncompliance with laws and regulations could have a significant impact on results.

The United States Foreign Corrupt Practices Act and similar worldwide anticorruption laws, including the UK’s Bribery Act and the Corruption of Foreign Public Officials Act of 2010 (Canada), generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. Stantec operates in many parts of the world that have, to some degree, experienced government corruption. In certain circumstances, strict compliance with anticorruption laws may conflict with local customs and practices. Despite Stantec’s training and compliance programs, we cannot assure that our internal control policies and procedures will always protect us from inadvertent, reckless, or criminal acts committed by our employees or agents. Stantec’s continued expansion outside the United States and Canada, including in developing countries, could increase the risk of such violations in the future. Violations of these laws or allegations of such violations could disrupt our business and result in a material adverse effect on our results of operations or financial condition.

Inadequate disclosure controls or internal controls over financial reporting could result in a material misstatement in our financial statements and related public disclosures; this could lead to a loss of market confidence and a decrease in market value.

Inadequate disclosure and internal controls could result in system downtime, delayed processing, inappropriate decisions based on non-current internal financial information, fraud, or the inability to continue our business operation.

Currency and interest rate fluctuations, inflation, financial market volatility, or credit market disruptions may limit our access to capital and also negatively affect the ability of our clients to obtain credit to finance their businesses on acceptable terms. Shareholder activists could disrupt the business and detract from management’s ability to focus on operations. In addition, Stantec is subject to income tax in various foreign jurisdictions; failure to adequately tax plan could significantly impair Stantec’s overall capital efficiency.

Several capital market risks could affect our business; however, the key drivers impacting our business are currency risk, interest rate risk, and availability of capital. Although we report our financial results in Canadian dollars, a substantial portion of our revenue and expenses is generated or incurred in non-Canadian dollars. Therefore, if the Canadian dollar strengthened relative to the US dollar and other currencies, the amount of net income from our non-Canadian dollar business could decrease, having a material adverse effect on our business, financial condition, and results of operations. Changes in interest rates also present a risk to our performance.

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Our revolving credit facility carries a floating rate of interest. We are also subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds. If we are unable to obtain additional debt or equity capital on acceptable terms, we may have to reduce the scope of our anticipated expansion, which may negatively affect our competitiveness and results of operations. We have no assurance that existing debt will continue to be available from our current lenders or other financial institutions on similar favorable terms. Similarly, there is no assurance that equity markets will be available to raise the level of capital to meet our needs.

In recent years, shareholder activism has increased in equity markets. Canada, in particular, has a shareholder-friendly legal framework. If Stantec is unable to provide the market with a compelling business strategy that is attractive to investors, it may be targeted by activist investors who may seek to bring about a change in the strategic direction, operations, governance, or financial structure of the Company. An activist investor campaign on Stantec could create management distraction, impose a potentially significant cost to defeat it, and disrupt the business. The equity markets may not support management’s view of the Company’s strategic vision, impacting Stantec’s access to the level of capital required to meet our needs. A successful activist campaign would impact the execution of Stantec’s current strategic plan.

Stantec is subject to income taxes in various foreign jurisdictions. The tax legislation, regulations, and interpretations that apply to Stantec’s operations are continually changing. As well, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Significant judgment is required to determine the required provision for income taxes, and management uses accounting and fiscal principles to determine income tax positions that we believe are likely to be sustained by applicable tax authorities. However, there is no assurance that Stantec’s tax benefits or tax liability will not materially differ from our estimates or expectations. In the ordinary course of business, the ultimate tax determination is uncertain for many transactions and calculations. Any of the above factors could affect our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as Stantec grows. This, in turn, could have a material adverse effect on our net income or cash flows. An increase or decrease in Stantec’s effective tax rate could have a material adverse impact on our financial condition and results of operations.

Construction Services Risks

In addition to the above risks, certain risks are unique to our Construction Services business, including the following:

To a significant extent, our prospects depend on our ability to attract a sufficient number of skilled workers.

The construction industry is increasingly facing a shortage of skilled laborers in some areas and disciplines, particularly in remote locations that require workers to live in temporary camps. The resulting competition for labor may limit our ability to take advantage of opportunities that would otherwise be available or may impact the profitability of these endeavors as we move forward.

A major subcontractor default or failure to properly manage subcontractor performance could materially impact results.

Profitable completion of some contracts depends largely on the satisfactory performance of the subcontractors and design and engineering consultants who complete various elements of the work. If these subcontractors and consultants do not perform to accepted standards, we may have to hire others to complete the tasks; this could impact scheduling, add contract costs, impact profitability on a specific job, and, in certain circumstances, lead to significant losses.

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Claims and litigation may result in unfavorable outcomes that could materially impact the Company’s financial position.

Disputes are common in the construction industry; therefore, in the normal course of business, we are involved in various legal actions and proceedings that arise from time to time. Some of these may be substantial. We have no assurance that our insurance arrangements will be sufficient to cover any particular claim or claims that may arise. Furthermore, we are subject to the risk of claims and legal actions for various commercial and contractual matters that may arise primarily from construction disputes, in respect of which insurance is not available.

Capital requirements may impact the availability of working capital.

Construction services requires higher capital expenditures which reduces free cash. Although the overall impact to our balance sheet is not material, the impact to working capital exists.

Access to bonding may be unavailable in the future due to economic or other external factors.

Many construction contracts require sufficient bonding. The construction industry has endured a certain degree of instability and uncertainty that arises from weak economic conditions; the long-term effects may increase pressures on debt obligations causing delays on projects or failure to complete projects. Additionally, the issuance of bonds under surety facilities is at the sole discretion of the surety company on a project-by-project basis, and the indemnity agreements can be called at any time. As such, even sizeable surety facilities are no guarantee of surety support on any specific project.

Extended periods of poor weather can have an adverse effect on a project’s profitability.

Unfavorable weather conditions are one of the most significant uncontrollable risks for construction services to the extent that the risk is not mitigated in the contract terms. Delays resulting from extended periods of poor weather can have an adverse effect on the profitability of construction projects. We could be penalized for late completion (imposed by the contract) or incur incremental costs arising from loss of productivity, compressed schedules, or overtime work used to offset time lost because of the adverse weather.

MANAGING OUR RISKS

Global Operations

We manage our global Consulting Services business through a combination of centralized and decentralized controls programs to address the unique aspects of the various markets, cultures, and geographies we operate in. Our matrix-based leadership structure provides distinct yet coordinated oversight of our business services and geographies.

Construction services are purposefully restricted to primarily two jurisdictions—the United States and the United Kingdom—to reduce the risks of performing work in jurisdictions where we have little background or experience.

Our approach to integration involves implementing our Company-wide information technology and financial management systems and providing support services from our corporate and regional offices.

Business Model

Our business model—based on geographic, business operating unit specialization, and life-cycle diversification—reduces our dependency on any particular industry or economic driver. We intend to continue diversifying our geographic presence and service offerings and focusing on key client sectors. We believe this will reduce our susceptibility to industry-specific and regional economic cycles and will help us take advantage of economies of scale in the highly fragmented professional services industry.

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We also differentiate our Consulting Services business from competitors by entering into both large and small contracts with various fee amounts. We work on tens of thousands of projects for thousands of clients in hundreds of locations. Our broad project mix strengthens our brand identity and ensures that we do not rely on only a few large projects for our revenue. We expect to continue to pursue selective acquisitions, enabling us to enhance our market penetration and to increase and diversify our revenue base.

Our Construction Services business operates separately; however, Construction Services may be coordinated with our Consulting Services business when appropriate and advantageous for our client.

Effective Processes and Systems

Our Integrated Management System (IMS) provides a disciplined and accountable framework for managing risks, quality outcomes, and occupational health and safety and environmental compliance. Our legacy Stantec operations are certified to the following four internationally recognized consensus ISO standards:

•	ISO 9001:2008 (Quality Management)
•	ISO 14001:2004 (Environmental Management)
•	OHSAS 18001:2007 (Occupational Health & Safety Management)
•	ISO/IEC 20000-1:2011 (IT Service Management)

MWH also has a number of ISO certifications in certain geographies. As part of our integration plan, these will be reviewed and incorporated into Stantec’s Integrated Management System in 2017.

Our legacy Stantec operations use a 10-point Project Management (PM) Framework that—along with the more detailed practice frameworks that exist in our business operating units—clearly conveys the steps employees must take to achieve more consistent and successful project outcomes. The PM Framework creates standard principles relating to project execution and helps ensure consistent application of those principles to all of our projects. To improve PM Framework compliance, improvement plans are issued to address specific corrective actions, with responsibilities and deadlines assigned for completion. MWH operations use a proprietary handbook of PM practices that will be integrated with our PM framework beginning in 2017 and adopted by all our Consulting Services operations. MWH Construction Services uses a Project Management Administration Plan (the MAP) to tailor its project management practices to each project and integrate quality, risk, health and safety, IT, and change management procedures.

In Consulting Services, our largest and most complex projects are supported by our Programs and Business Solutions (PBS) group, which provides specialized program and project management services.

All Construction Services projects have a MAP prepared at the outset, a component of which is a project quality plan. Project quality is assessed throughout the course of the project through a combination of periodic operational and scheduling reviews by management and mid-project quality reviews performed by an independent Global Risk Management team.

Our comprehensive IT security (Cybersecurity) program is designed to predict, prevent, detect, and respond. Key initiatives of the program include detailed security and acceptable use policies, practices, and procedures; awareness campaigns to staff; and a comprehensive array of security initiatives for enforcing security standards, including regular penetration tests. We have an integrated security incident response team, linked to our crisis communication plan, to ensure that breach response protocols are aligned with our overall corporate crisis response plans.

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We invest resources in our Risk Management team. Team members are dedicated to providing Company-wide support and guidance on risk avoidance practices and procedures. Structured risk assessments are conducted before we begin pursuing projects that involve heightened or unique risk factors.

Insurance

We maintain insurance coverage for our operations, including policies covering general, automobile, environmental, workers’ compensation and employers’, directors’ and officers’, professional, cyber, patent infringement, fiduciary, crime, constructors all risk, wrap up, and contractors’ equipment liability. We have a regulated captive insurance company to insure and fund the payment of any professional liability self-insured retentions related to claims arising after August 1, 2003. We or our clients also obtain project-specific insurance when required.

Growth Management

We have an acquisition and integration program managed by a dedicated acquisition team to address the risk of being unsuccessful when integrating acquired companies. A senior regional or business leader is appointed for each acquisition. The team supports and is responsible for

•	Identifying and valuing acquisition candidates
•	Undertaking and coordinating due diligence
•	Negotiating and closing transactions
•	Integrating employees and leadership structures immediately and systems as soon as practical following an acquisition

Capital Liquidity

We are able to meet our liquidity needs and expansion strategy through various sources that include cash generated from operations, short- and long-term borrowings from our $1.25 billion syndicated senior secured credit facilities, and the issuance of common shares.

Executive Compensation

We seek to align our compensation practices with our risk mitigation strategies.

We provide our executives with a mix of fixed, variable, and at-risk compensation. This mix helps us attract and retain highly qualified executives, which is critical for our Company’s ongoing success. Our annual short-term incentive plan (STIP) rewards near-term performance contributions to encourage executives to achieve profitable business results. Each executive has a target STIP amount, and the actual payment can range from 0% to a maximum of 200% of the target. This maximum STIP payout mitigates the risk of unreasonably high short-term compensation.

Our annual long-term incentive plan (LTIP), granted to executives, includes a mix of one-third share options and two-thirds performance share units (PSUs). These incentives reward long-term performance by aligning the interests of our executives with increased shareholder returns and vest based on the achievement of three-year performance hurdles related to net income growth and return on equity. Our share options also vest over a three-year period. This deferred vesting for our LTIP further encourages long-term alignment with the interests of our shareholders.

In addition to our compensation programs, we have adopted share ownership requirements for our executives to further demonstrate their commitment to creating shareholder value. Our CEO is also required to maintain his share ownership requirements for at least a year following his retirement from Stantec. As well, our executives are prohibited from speculating in the securities of the Company or purchasing financial instruments that are designed to hedge or offset a decrease in value of equity securities of the Company.

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We also have an executive compensation claw-back policy that shows our commitment to the principle that compensation paid to our executives—based on financial information that has since been restated—should be returned.

Controls and Procedures

Disclosure controls and procedures are designed to ensure that information we are required to disclose in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to management—including our CEO and CFO, as appropriate—to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including our CEO and CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2016 (as defined in rules adopted by the SEC in the United States and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings). Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective.

As permitted by published guidance of the U.S. Securities and Exchange commission (SEC), our evaluation of and conclusions on the effectiveness of internal control over financial reporting did not include the internal controls of Bury; MWH, VOA, and Edwards & Zuck, which are included in our 2016 consolidated financial statements. The aggregate assets acquired were $818.7 million, representing 19.1% of our total assets as at December 31, 2016. The gross revenue earned from their dates of acquisition to December 31, 2016, constituted 32.3% of our gross revenue for the year ended December 31, 2016.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Accordingly, management, including our CEO and CFO, does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. Management’s Annual Report on Internal Control over Financial Reporting and the Independent Auditors’ Report on Internal Controls are included in our 2016 consolidated financial statements.

There has been no change in our internal control over financial reporting during the year ended December 31, 2016, that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

We will continue to periodically review our disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Corporate Governance

DISCLOSURE COMMITTEE

Stantec has a Disclosure Committee, consisting of a cross-section of management. The committee’s mandate is to provide ongoing review of Stantec’s continuous disclosure policy and to facilitate compliance with applicable legislative and regulatory reporting requirements.

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BOARD OF DIRECTORS

Stantec’s board of directors currently includes nine members—eight are independent under Canadian securities laws and under the rules of the SEC and the NYSE and are free from any interest or relationship that could materially interfere with their ability to act in the best interest of our Company and shareholders. Bob Gomes is not independent by virtue of his service as the Company’s chief executive officer. The chair of Stantec’s board of directors, Aram Keith, is an independent director.

The board’s mandate is to supervise Stantec’s management with a view to the Company’s best interests. The board fulfills its mandate by

•	Overseeing the Company’s strategic planning process
•	Satisfying itself as to the integrity of the CEO and other executive officers
•	Ensuring that the Company has a policy in place for communicating effectively with shareholders, other stakeholders, and the public
•	Reviewing and monitoring the Company’s principal business risks as identified by management, along with the systems for managing such risks
•	Overseeing senior management succession planning, including the appointment, development, and monitoring of senior management
•	Ensuring that management maintains the integrity of the Company’s internal controls and management information systems

In 2016, Stantec’s board included two committees: the Audit and Risk Committee and the Corporate Governance and Compensation Committee. Both committees are composed entirely of independent directors.

AUDIT AND RISK COMMITTEE

The Audit and Risk Committee monitors, evaluates, approves, and makes recommendations on matters affecting Stantec’s external audit, financial reporting, accounting control policies, and risk management matters. The chair provides regular reports at the Company’s board meetings. The board has determined that each member is financially literate and independent, and two of the four members are “financial experts” as the term is defined under the rules of the SEC and NYSE.

CORPORATE GOVERNANCE AND COMPENSATION COMMITTEE

The Corporate Governance and Compensation Committee monitors, evaluates, approves, and makes recommendations on matters affecting corporate governance and board and executive compensation. Governance matters include, but are not limited to, board size, director nominations, orientation, education, and self-evaluation. Compensation matters include, but are not limited to, director and executive management compensation, performance review, and succession planning. The committee reviews and approves the CEO’s objectives and monitors these objectives quarterly. The chair provides regular reports at the Company’s board meetings.

More information about Stantec’s corporate governance can be found on our website (www.stantec.com), and additional information will be available in the Management Information Circular prepared for our May 11, 2017, Annual General Meeting of Shareholders. As well, the following documents are posted on our website:

•	Corporate Governance Guidelines
•	Audit and Risk Committee Terms of Reference
•	Corporate Governance and Compensation Committee Terms of Reference
•	Code of Ethics Policy
•	Integrity Policy

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The documents listed above are not and should not be deemed to be incorporated by reference. Copies of these documents will be made available in print form to any shareholder who requests them.

Subsequent Events

On February 22, 2017, the Company declared a cash dividend of $0.125 per share, payable on April 13, 2017, to shareholders of record on March 31, 2017, an increase of 11.11% from last year.

Cautionary Note Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlook or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2017 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include, but are not limited to, the following:

•	The discussion of our goals in the Core Business and Strategy section, including but not limited to our plan to achieve a compound average growth rate of 15% through a combination of organic and acquisition growth
•	Our 2017 target ranges for certain measures in the Outlook section
•	Our short-term and long-term expectations for our reportable segments under Discussion of Operations – Gross Revenue by Reportable Segment and Gross Revenue by Consulting Services – Business Operating Units, including but not limited to:
•	Our expectation that our Transportation and Water sectors in our Infrastructure business unit will continue to benefit from the Canadian federal and certain key provincial budgets recently released
•	Our expectation that growth opportunities exist for environmental services work in the power sector in the renewables market in Canada and the United States
•	Our expectation that the Canadian government’s plans for infrastructure spending will result in new opportunities for us
•	Our expectations for the costs of software additions and amortization expenses for 2017
•	Our 2017 overall outlook under the Outlook – Overall Outlook section
•	Our expectation on the timing for the completion of the MWH integration and the expected synergies and efficiencies of the combined business in the Outlook – Overall Outlook section
•	Our expectations regarding economic trends, industry trends, and commodity prices in the sectors and regions in which we operate
•	Our expectations regarding our sources of cash and ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section

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•	Our statements about our expectation and abilities to build on the construction capabilities of MWH and expand our current North American acquisition strategy into global markets, and our expectations for revenue breakdown geographically in the Core Business and Strategy section
•	Our expectation that the economic impact of the Brexit referendum will not, in the short term, have a significant impact on our UK operations

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks, including the risks described in the Risk Factors section of this report.

Assumptions

In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and Global economies in 2017 and their effect on our business. The factors and assumptions we used about the performance of Canadian, US, and Global economies in 2017 in determining our annual targets and our outlook for 2017 are listed in the Outlook section of this report. In addition, our budget is a key input for making certain forward-looking statements, and certain key assumptions underlying our budget are also set forth under Overall Outlook.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of February 22, 2017, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2017, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis December 31, 2016	M-81	Stantec Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2016, and 2015

Management Report

The annual report, including the consolidated financial statements and Management’s Discussion and Analysis (MD&A), is the responsibility of the management of the Company. The consolidated financial statements were prepared by management in accordance with International Financial Reporting Standards. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 4 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year-end. The integrity of the information presented in the financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.

The board of directors is responsible for ensuring that management fulfills its responsibilities and for providing final approval of the annual consolidated financial statements. The board has appointed an Audit and Risk Committee comprising four directors; none are officers or employees of the Company or its subsidiaries. The Audit and Risk Committee meets at least four times each year to discharge its responsibilities under a written mandate from the board of directors. The Audit and Risk Committee meets with management and with the external auditors to satisfy itself that it is properly discharging its responsibilities; reviews the consolidated financial statements, MD&A, and Independent Auditors’ Report; and examines other auditing and accounting matters. The Audit and Risk Committee has reviewed the audited consolidated financial statements with management and discussed the quality of the accounting principles as applied and the significant judgments affecting the consolidated financial statements. The Audit and Risk Committee has discussed with the external auditors the external auditors’ judgments of the quality of those principles as applied and the judgments noted above. The consolidated financial statements and MD&A have been reviewed by the Audit and Risk Committee and approved by the board of directors of Stantec Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, Ernst & Young LLP, Chartered Professional Accountants. The Independent Auditors’ Report outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit and Risk Committee, with or without management being present.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2016.

Ernst & Young LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2016, has also issued a report on the effectiveness of the Company’s internal control over financial reporting.

As permitted by published guidance of the U.S. Securities and Exchange Commission (SEC), management’s evaluation of and conclusions on the effectiveness of internal control over financial reporting did not include the internal controls of Bury Holdings, Inc.; MWH Global, Inc.; VOA Associates, Inc.; Edwards and Zuck, P.C.; and Edwards and Zuck Consulting Engineers, D.P.C. acquisitions which are included in the Company’s 2016 consolidated financial statements. The aggregate assets acquired were $818.7 million, representing 19.1% of the Company’s total assets as at December 31, 2016. The gross revenue earned from their dates of acquisition to December 31, 2016, constituted 32.3% of the Company’s gross revenue for the year ended December 31, 2016.

Bob Gomes, P.Eng.	Dan Lefaivre, FCPA, FCMA
President & CEO	Executive Vice President & CFO
February 22, 2017	February 22, 2017

F-1	Stantec Inc.

Independent Auditors’ Report of Registered

Public Accounting Firm

To the Board of Directors and Shareholders of Stantec Inc.:

We have audited the accompanying consolidated financial statements of Stantec Inc., which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, and the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2016 and 2015, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Stantec Inc. as at December 31, 2016 and 2015, and its financial performance and its cash flows for the years ended December 31, 2016 and 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Stantec Inc.’s internal control over financial reporting as at December 31, 2016, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 22, 2017 expressed an unqualified opinion on Stantec Inc.’s internal control over financial reporting.

Chartered Professional Accountants

Edmonton, Canada

February 22, 2017

F-2	Stantec Inc.

Independent Auditors’ Report on Internal Control over

Financial Reporting

(Under the standards of the Public Company Accounting Oversight Board (United States))

To the Board of Directors and Shareholders of Stantec Inc.:

We have audited Stantec Inc.’s internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Stantec Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Bury Holdings, Inc.; MWH Global, Inc.; VOA Associates, Inc.; Edwards and Zuck, P.C.; and Edwards and Zuck Consulting Engineers, D.P.C. which are included in the 2016 consolidated financial statements of Stantec Inc. The total assets acquired from these specified acquisitions represented 19.1% of Stantec Inc.’s consolidated total assets at December 31, 2016 and 32.3% of Stantec Inc.’s consolidated gross revenue for the year then ended not subject to management’s assessment of and conclusion on the effectiveness of internal control over financial reporting. Our audit of internal control over financial reporting of Stantec Inc. also did not include an evaluation of the internal control over financial reporting of these specified acquisitions.

In our opinion, Stantec Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Stantec Inc. as at December 31, 2016 and 2015, and the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2016 and 2015, and our report dated February 22, 2017, expressed an unqualified opinion thereon.

Chartered Professional Accountants

Edmonton, Canada

February 22, 2017

F-3	Stantec Inc.

Consolidated Statements of Financial Position

(In thousands of Canadian dollars)	Notes	December 31 2016 $	December 31 2015 $

ASSETS	17
Current
Cash and cash equivalents	8	210,903	67,342
Cash in escrow	8	8,844	8,646
Trade and other receivables	9	806,417	570,577
Unbilled revenue	36	421,829	228,970
Income taxes recoverable		46,705	19,727
Prepaid expenses		62,253	29,022
Other financial assets	14	20,890	26,722
Other assets	15	4,679	386

Total current assets		1,582,520	951,392
Non-current
Property and equipment	10	213,931	158,085
Goodwill	11	1,828,061	966,480
Intangible assets	12	449,530	138,079
Investments in joint ventures and associates	13	9,220	4,467
Deferred tax assets	28	26,195	11,254
Other financial assets	14	160,056	111,479
Other assets	15	15,155	643

Total assets		4,284,668	2,341,879

LIABILITIES AND EQUITY
Current
Trade and other payables	16	718,197	352,199
Billings in excess of costs	36	201,766	109,159
Income taxes payable		1,795	-
Long-term debt	17	91,876	133,055
Provisions	18	36,011	22,878
Other financial liabilities		2,378	2,601
Other liabilities	20	20,795	12,162

Total current liabilities		1,072,818	632,054
Non-current
Long-term debt	17	928,586	232,301
Provisions	18	80,664	62,572
Net employee defined benefit liability	19	50,490	-
Deferred tax liabilities	28	79,592	21,256
Other financial liabilities		7,591	2,748
Other liabilities	20	88,427	67,688

Total liabilities		2,308,168	1,018,619

Shareholders’ equity
Share capital	24	871,822	289,118
Contributed surplus	24	18,736	15,788
Retained earnings		917,883	852,725
Accumulated other comprehensive income		167,287	165,629

Total shareholders’ equity		1,975,728	1,323,260

Non-controlling interests		772	-

Total liabilities and equity		4,284,668	2,341,879

See accompanying notes

On behalf of Stantec Inc.’s Board of Directors

Aram Keith, PE, FASCE, Director	Bob Gomes, P.Eng., Director

F-4	Stantec Inc.

Consolidated Statements of Income

Years ended December 31 (In thousands of Canadian dollars, except per share amounts)	Notes	2016 $	2015 $

Gross revenue		4,300,130	2,877,245
Less subconsultant/subcontractor and other direct expenses		1,201,771	503,562

Net revenue		3,098,359	2,373,683
Direct payroll costs	30	1,422,058	1,081,088

Gross margin		1,676,301	1,292,595
Administrative and marketing expenses	7,24,30,37	1,335,098	988,571
Depreciation of property and equipment	10	51,172	45,880
Amortization of intangible assets	12	75,660	37,853
Net interest expense	29	28,648	10,929
Other net finance expense	29	6,356	3,308
Share of income from joint ventures and associates	13	(2,406)	(2,048)
Foreign exchange loss (gain)		685	(273)
Other expense (income)	31	272	(3,232)

Income before income taxes		180,816	211,607

Income taxes	28
Current		37,705	61,527
Deferred		12,562	(6,298)

Total income taxes		50,267	55,229

Net income for the year		130,549	156,378

Earnings per share
Basic	32	1.22	1.66

Diluted	32	1.22	1.65

See accompanying notes

F-5	Stantec Inc.

Consolidated Statements of Comprehensive Income

Years ended December 31 (In thousands of Canadian dollars)	Notes	2016 $	2015 $

Net income for the year		130,549	156,378

Other comprehensive income

Items that may be reclassified to net income in subsequent periods:

Exchange differences on translation of foreign operations		12,263	108,965
Unrealized loss on foreign currency hedge	21	(10,244)	-
Reclassification of realized loss on foreign currency hedge	21	10,244	-
Net unrealized gain on available-for-sale financial assets		3,919	31
Net realized gain on available-for-sale financial assets transferred to income		(28)	(4,466)
Realized exchange difference on sale of subsidiary		-	882
Income tax effect on available-for-sale financial assets		(69)	77

		16,085	105,489

Items not to be reclassified to net income:

Remeasurement losses on net employee defined benefit liability-net of deferred tax of $2,955	19	(14,427)	-

Other comprehensive income for the year, net of tax		1,658	105,489

Total comprehensive income for the year, net of tax		132,207	261,867

See accompanying notes

F-6	Stantec Inc.

Consolidated Statements of Shareholders’ Equity

	Shares Outstanding (note 24)	Share Capital (note 24)	Contributed Surplus (note 24)	Retained Earnings	Accumulated Other Comprehensive Income	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$

Balance, January 1, 2015	93,836,258	276,698	13,490	735,917	60,140	1,086,245

Net income				156,378		156,378
Other comprehensive income					105,489	105,489

Total comprehensive income				156,378	105,489	261,867
Share options exercised for cash	599,640	9,480				9,480
Share-based compensation expense			5,238			5,238
Reclassification of fair value of share options previously expensed		2,940	(2,940)			-
Dividends declared (note 24)				(39,570)		(39,570)

Balance, December 31, 2015	94,435,898	289,118	15,788	852,725	165,629	1,323,260

Net income				130,549		130,549
Other comprehensive income					1,658	1,658

Total comprehensive income				130,549	1,658	132,207
Share options exercised for cash	254,156	5,022				5,022
Share-based compensation expense			4,418			4,418
Shares repurchased under Normal Course Issuer Bid (note 24)	(572,825)	(1,754)	(95)	(16,361)		(18,210)
Shares issued, net of transaction costs (note 24)	19,964,000	578,061				578,061
Reclassification of fair value of share options previously expensed		1,375	(1,375)			-
Dividends declared (note 24)				(49,030)		(49,030)

Balance, December 31, 2016	114,081,229	871,822	18,736	917,883	167,287	1,975,728

See accompanying notes

F-7	Stantec Inc.

Consolidated Statements of Cash Flows

Years ended December 31 (In thousands of Canadian dollars)	Notes	2016 $	2015 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		4,459,126	2,967,720
Cash paid to suppliers		(1,900,937)	(1,023,416)
Cash paid to employees		(2,194,884)	(1,664,563)
Interest received		4,717	2,377
Interest paid		(30,778)	(11,048)
Finance costs paid		(7,255)	(2,651)
Income taxes paid		(56,788)	(73,211)
Income taxes recovered		12,487	10,311

Cash flows from operating activities	33	285,688	205,519

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	7	(1,072,565)	(203,461)
Cash in escrow	8	(7,667)	(8,646)
Dividend distributions from investments in joint ventures and associates	13	799	2,931
Purchase of investments held for self-insured liabilities		(12,111)	(7,487)
Decrease in other financial assets		14,179	4,922
Proceeds from lease inducements		3,229	560
Purchase of intangible assets		(7,558)	(3,591)
Purchase of property and equipment		(58,267)	(38,084)
Proceeds on disposition of property and equipment		3,379	462

Cash flows used in investing activities		(1,136,582)	(252,394)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of revolving credit facility		(282,350)	(135,854)
Proceeds from revolving credit facility		457,378	135,758
Repayment of bank indebtedness	8	-	(1,986)
Repayment of senior secured notes	17	(125,000)	-
Proceeds from term loan	17	450,000	-
Transaction costs on long-term debt		(9,373)	-
Payment of finance lease obligations		(14,280)	(13,360)
Repurchase of shares for cancellation	24	(18,210)	-
Proceeds from issue of share capital		608,933	9,480
Transaction costs for issue of shares		(25,850)	-
Payment of dividends to shareholders	24	(46,112)	(38,334)

Cash flows from (used in) financing activities		995,136	(44,296)

Foreign exchange (loss) gain on cash held in foreign currency		(681)	4,809

Net increase (decrease) in cash and cash equivalents		143,561	(86,362)
Cash and cash equivalents, beginning of the year		67,342	153,704

Cash and cash equivalents, end of the year	8	210,903	67,342

See accompanying notes

F-8	Stantec Inc.

Index to the Notes of the Consolidated Financial Statements

Note		Page

1	Corporate Information	F-10

2	Basis of Preparation	F-10

3	Basis of Consolidation	F-10

4	Summary of Significant Accounting Policies	F-10

5	Significant Accounting Judgments, Estimates, and Assumptions	F-19

6	Recent Accounting Pronouncements and Changes to Accounting Policies	F-21

7	Business Acquisitions	F-23

8	Cash and Cash Equivalents	F-27

9	Trade and Other Receivables	F-28

10	Property and Equipment	F-29

11	Goodwill	F-30

12	Intangible Assets	F-32

13	Investments in Joint Ventures and Associates	F-33

14	Other Financial Assets	F-33

15	Other Assets	F-34

16	Trade and Other Payables	F-35

17	Long-Term Debt	F-35

18	Provisions	F-37

19	Net Employee Defined Benefit Liability	F-39

20	Other Liabilities	F-42

21	Derivative Financial Instruments	F-42

22	Commitments	F-42

23	Contingencies and Guarantees	F-43

24	Share Capital	F-43

25	Fair Value Measurements	F-46

26	Financial Instruments	F-47

27	Capital Management	F-49

28	Income Taxes	F-50

29	Net Interest Expense and Other Net Finance Expense	F-52

30	Employee Costs	F-52

31	Other Expense (Income)	F-53

32	Earnings per Share	F-53

33	Cash Flows from Operating Activities	F-54

Note		Page

34	Related-Party Disclosures	F-54

35	Segmented Information	F-58

36	Amounts Due from Customers	F-61

37	Investment Tax Credits	F-61

38	Events after the Reporting Period	F-61

Notes to the Consolidated Financial Statements December 31, 2016	F-9	Stantec Inc.

Notes to the Consolidated Financial Statements

1. CORPORATE INFORMATION

The consolidated financial statements of Stantec Inc. (the Company) for the year ended December 31, 2016, were authorized for issue in accordance with a resolution of the Company’s board of directors on February 22, 2017. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, maintenance, decommissioning, and remediation.

2. BASIS OF PREPARATION

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies adopted in these consolidated financial statements are based on IFRS effective as at December 31, 2016.

The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated in the significant accounting policies. The consolidated financial statements are presented in Canadian dollars, and all tabular values are rounded to the nearest thousand ($000).

3. BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at December 31, 2016.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and structured entities are prepared as at December 31, 2016. All intercompany balances are eliminated.

Joint ventures are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Cash and cash equivalents

Cash and cash equivalents include cash and unrestricted investments. Such investments are carried at fair value.

b) Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and any impairment losses. Cost includes the cost of replacing parts of property and equipment. When significant parts of property and equipment are required to be replaced in intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation, respectively. All other repair and maintenance costs are recognized in the consolidated statements of income as incurred.

Notes to the Consolidated Financial Statements December 31, 2016	F-10	Stantec Inc.

Depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives as follows:

Engineering equipment	20% to 30%	Declining balance
Office equipment	20% to 30%	Declining balance
Leasehold improvements		Straight-line over term of lease to a maximum of 15 years or the improvement’s economic life
Other	10% to 30%	Declining balance

The assets’ residual values, useful lives, and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

c) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of a finite and indefinite intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, finite intangible assets are carried at cost less any accumulated amortization and any impairment losses and indefinite intangible assets are carried at cost less any impairment loss.

The Company’s intangible assets with finite lives are amortized over their useful economic lives on a straight-line basis. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end.

Intangible assets acquired from business combinations

The Company’s policy is to amortize client relationships with finite lives over periods ranging from 10 to 15 years. Contract backlog and finite trademarks are amortized over estimated lives of generally 1 to 3 years. Advantageous leasehold commitments are amortized over estimated lives of 1 to 10 years. The Company assigns value to acquired intangibles using the income approach, which involves quantifying the present value of net cash flows attributed to the subject asset. This, in turn, involves estimating the revenues and earnings expected from the asset. Recognition of the contributory assets, such as workforce, working capital, and property and equipment required and used to generate the expected after-tax earnings, is included since these assets also require a return based on their fair values. Expected earnings after contributory charges and income taxes are discounted by the appropriate after-tax discount rate to arrive at the fair value.

Intangible assets—Software

For internally generated software, research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate

•	The technical feasibility of completing the intangible asset so that it will be available for use
•	Its intention to complete and its ability to use the asset
•	How the asset will generate future economic benefits
•	The availability of resources to complete the asset
•	The ability to reliably measure the expenditure during development

Following the initial recognition of the development expenditure as an asset, it is carried at cost less any accumulated amortization and any impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. The Company amortizes certain purchased and internally generated software on a straight-line basis over periods ranging from three to seven years.

The Company also incurs costs for third-party internet-based cloud computing services. These costs are expensed as incurred in administrative and marketing expenses.

d) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date. A lease is an agreement whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time.

Notes to the Consolidated Financial Statements December 31, 2016	F-11	Stantec Inc.

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased items, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability, achieving a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the consolidated statements of income.

Leased assets are depreciated over their useful lives. However, if there is no reasonable certainty that the Company will obtain ownership of the asset by the end of the lease term, the asset is depreciated over the shorter of either its estimated useful life or the lease term. The Company’s finance leases are for certain office and automotive equipment and are depreciated on a 20%-to-30% declining balance basis. The Company also has finance leases for software, which are depreciated on a straight-line basis over periods ranging from three to seven years.

Rental payments under operating leases are expensed evenly over the lease term.

From time to time, the Company enters into or renegotiates premises operating leases that result in receiving lease inducement benefits. These benefits are accounted for as a reduction of rental expense over the terms of the associated leases. As well, from time to time, the Company enters into or renegotiates premises operating leases that include escalation clauses. The scheduled rent increases pursuant to lease escalation clauses are recognized on a straight-line basis over the lease terms.

e) Investments in joint arrangements and associates

Each joint arrangement of the Company is classified as either a joint venture or joint operation based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. A joint arrangement that provides the Company with rights to the net assets of the arrangement is classified as a joint venture, and a joint arrangement that provides the Company with rights to the individual assets and obligations arising from the arrangement is classified as a joint operation.

The Company accounts for a joint venture using the equity method (described below). The Company accounts for a joint operation by recognizing its share of assets, liabilities, revenues, and expenses of the joint operation and combining them line by line with similar items in the Company’s consolidated financial statements.

Investments in associated companies, over which the Company is able to exercise significant influence but not control, are accounted for using the equity method, which reflects the Company’s investment at original cost plus postacquisition changes in the Company’s share of the net assets of the associate. The share of the profit of associates is recorded in the consolidated statements of income. Since this is profit attributable to the equity holders of the associate, it is profit after tax. Adjustments are made in the Company’s consolidated financial statements to eliminate its share of unrealized gains and losses resulting from transactions with its associates.

If the financial statements of associates or joint arrangements are prepared for a date that is different from the Company’s date, adjustments are made for the effects of significant transactions or events that occur between that date and the date of the Company’s financial statements. When necessary, adjustments are made to bring the accounting policies in line with the Company’s.

f) Investments held for self-insured liabilities

In other financial assets, the Company has investments held for self-insured liabilities that are categorized as available for sale and are recorded at fair value, with associated unrealized gains or losses reported in other comprehensive income until disposed of, at which time realized gains or losses are recognized in income. These investments consist of government and corporate bonds, equity securities, and term deposits.

g) Provisions

General

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. When the Company expects some or all of a provision to be reimbursed—for example, under an insurance contract—and when the reimbursement is virtually certain, the reimbursement is recognized as a separate asset. The expense relating to any provision is presented in the consolidated statements of income net of any reimbursement. If the effect of the time value of money

Notes to the Consolidated Financial Statements December 31, 2016	F-12	Stantec Inc.

is material, provisions are discounted using a current pretax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provision for self-insured liabilities

The Company self-insures certain risks related to professional liability, automobile physical damages, and employment practices liability. The provision for self-insured liabilities includes estimates of the costs of reported claims (including potential claims that are probable of being asserted) and is based on estimates of loss using assumptions made by management, including consideration of actuarial projections. The provision for self-insured liabilities does not include unasserted claims where assertion by a third party is not probable.

The Company invests funds to support the provision for self-insured liabilities. These investments are recorded at fair value in other financial assets as investments held for self-insured liabilities.

Provisions for claims

The Company has claims that are not covered by its provisions for self-insured liabilities, including claims that are subject to exclusions under the Company’s commercial and captive insurance policies. Provisions are recognized for these claims in accordance with the preceding description of provisions under General.

Contingent liabilities recognized in a business combination

A contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured in accordance with the preceding description of provisions under General.

Onerous contracts

The Company’s onerous contracts consist of lease exit liabilities and sublease losses. For lease exit liabilities, the Company accrues charges when it ceases to use an office space under an operating lease arrangement. Included in the liability is the present value of the remaining lease payments offset by the present value of estimated future rental income.

From time to time, the Company may sublet a portion of office space that is under an operating lease arrangement. The Company accrues a liability, a sublease loss, if the costs to be incurred under an operating lease will exceed the anticipated revenue on the sublease. Included in the liability is the present value of the remaining lease payments offset by the present value of the future rental income.

h) Foreign currency translation

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent Company’s functional currency. Each entity in the Company determines its own functional currency, and items included in the financial statements of each entity are measured using that functional currency.

Transactions and balances

Transactions in foreign currencies (i.e., different than an entity’s functional currency) are initially translated into the functional currency of an entity using the foreign exchange rate at the transaction date. Subsequent to the transaction date, foreign currency transactions are measured as follows:

•	On the consolidated statements of financial position, monetary items are translated at the rate of exchange in effect at the reporting date. Non-monetary items at cost are translated at historical exchange rates. Non-monetary items at fair value are translated at rates in effect at the date the fair value is determined. Any resulting realized and unrealized foreign exchange gains or losses are included in income in the period incurred. The exception is unrealized foreign exchange gains and losses on non-monetary investments (equity investments) classified as available for sale, which are included in other comprehensive income.

•	Revenue and expense items are translated at the exchange rate on the transaction date, except for depreciation and amortization, which are translated at historical exchange rates.

Notes to the Consolidated Financial Statements December 31, 2016	F-13	Stantec Inc.

Foreign operations

The Company’s foreign operations are translated into its reporting currency (Canadian dollar) as follows:

•	Assets and liabilities are translated at the rate of exchange in effect at each consolidated statement of financial position date

•	Revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the month

The resulting unrealized exchange gains and losses on foreign subsidiaries are recognized in other comprehensive income.

i) Financial instruments

Initial recognition and subsequent measurement

The Company classifies its financial instruments as follows:

•	Cash and cash equivalents and cash in escrow are classified as financial assets at fair value through profit and loss (FVPL) and are recorded at fair value, with realized and unrealized gains and losses reported in income.

•	Trade and other receivables are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with allowances reported in administrative and marketing expenses.

•	Investments held for self-insured liabilities, consisting of bonds, equity securities, and term deposits, are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of; at this time, the realized gains and losses are recognized in other income for equity securities and in finance income for bonds and term deposits. Interest income is recorded in finance income, and dividends are recorded in other income.

•	Trade and other payables are classified as other financial liabilities and are recorded at fair value and subsequently recorded at amortized cost using the effective interest rate (EIR) method. Realized gains and losses are reported in income. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, thereby calculating the amortized cost and subsequently allocating the interest income or expense over the life of the instrument.

•	Long-term debts are classified as loans and borrowings and are initially recorded at fair value and subsequently recorded at amortized cost using the EIR method. EIR amortization and realized gains and losses are reported in net finance expense.

Fair value

All financial assets are recognized initially at fair value plus directly attributable transaction costs, except for financial assets at FVPL, for which transaction costs are expensed. Purchases or sales of financial assets are accounted for at trade dates. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

After initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. For financial instruments not traded in active markets, fair values are determined using appropriate valuation techniques, which may include recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and discounted cash flow analysis; however, other valuation models may be used. The fair values of the Company’s derivatives are based on third-party indicators and forecasts. The fair values of cash and cash equivalents, cash in escrow, trade and other receivables, and trade and other payables approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amounts of bank loans approximate their fair values because the applicable interest rate is based on variable reference rates. The carrying amounts of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the consolidated financial statements.

Notes to the Consolidated Financial Statements December 31, 2016	F-14	Stantec Inc.

Derivatives

From time to time, the Company enters into foreign currency forward contracts to manage risk associated with net operating assets or liabilities denominated in foreign currencies. The Company’s policy is not to use these derivatives for trading or speculative purposes. In addition, the Company enters into software licensing agreements that have foreign currency–embedded derivatives. During 2016, these software licensing derivatives did not have a material impact on the Company’s financial position or performance.

j) Impairment

The carrying amounts of the Company’s assets or group of assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is an indication of impairment. An asset may be impaired if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (referred to as a “loss event”) and if that loss event has an impact on the estimated future cash flows of the financial asset. When an indication of impairment exists or annual impairment testing for an asset is required, the asset’s recoverable amount is estimated.

Trade and other receivables

The Company maintains an allowance for doubtful accounts on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance based in part on the age of the outstanding receivables and the Company’s historical collection and loss experience. When the carrying amount of the receivable is reduced through the allowance, the reduction is recognized in administrative and marketing expenses in the consolidated statements of income.

Non-financial assets

For non-financial assets such as property and equipment, goodwill, investments in joint ventures and associates, and intangible assets, the recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU’s) value in use or its fair value less costs of disposal. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. To assess value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. To determine fair value less costs of disposal, an appropriate valuation model is used. The results of these valuation techniques are corroborated by the market capitalization of comparable public companies and arm’s-length transactions of comparable companies. Impairment losses are recognized in the consolidated statements of income in those expense categories that are consistent with the nature of the impaired asset.

Goodwill is not amortized but is evaluated for impairment annually (as at October 1) or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31. The Company considers the relationship between its market capitalization and its book value, as well as other factors, when reviewing for indicators of impairment. Goodwill is assessed for impairment based on the CGUs or group of CGUs to which the goodwill relates. Any potential goodwill impairment is identified by comparing the recoverable amount of a CGU or a group of CGUs to its carrying value including the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized.

An impairment loss of goodwill is not reversed. For other assets, an impairment loss may be reversed if the estimates used to determine the recoverable amount have changed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount or the carrying amount that would have been determined, net of amortization or depreciation, had no impairment loss been recognized for the asset in prior years. The reversal is recognized in the consolidated statements of income.

Available-for-sale financial investments

For equity investments classified as available for sale, objective evidence of impairment includes a significant or prolonged decline in the fair value of the investment below its cost. “Significant” is evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost.

Notes to the Consolidated Financial Statements December 31, 2016	F-15	Stantec Inc.

Where there is evidence of impairment, the cumulative loss is removed from other comprehensive income and recognized in the consolidated statements of income. Impairment losses on equity investments are not reversed through the consolidated statements of income; increases in their fair value after impairment are recognized directly in other comprehensive income.

For debt instruments (such as bonds) classified as available for sale, the Company first assesses individually whether objective evidence of impairment exists for debt instruments that are individually significant or collectively for debt instruments that are not individually significant. If an impairment loss has occurred, the amount recorded is the cumulative loss, measured as the difference between the amortized cost and the current fair value, less any previously recognized impairment loss. This amount is removed from other comprehensive income and recognized in the consolidated statements of income.

Future interest income continues to be accrued based on the reduced carrying amount of the asset applying the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. If the fair value of a debt instrument increases in a subsequent year and the increase can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed in the consolidated statements of income.

k) Revenue recognition

While providing services, the Company incurs certain direct costs for subconsultants, subcontractors, and other expenditures that are recoverable directly from clients. These direct costs are included in the Company’s gross revenue. Since these direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company’s revenue trends. Therefore, the Company also reports net revenue, which is gross revenue less subconsultants, subcontractors, and other direct expenses.

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, duty, and taxes collected from clients that are reimbursable to government authorities. The Company assesses its revenue arrangements against specific criteria to determine if it is acting as a principal or an agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements.

Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized by referring to the stage of completion using the revenue cost approach. Stage of completion is measured using labor costs incurred to date as a percentage of total estimated labor costs for each contract. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent that the expenses incurred are eligible to be recovered. Provisions for estimated losses on incomplete contracts are made in the period that the losses are determined. Revenue from time-and-material contracts without stated ceilings is recognized as costs are incurred. Revenue is calculated based on billing rates for the services performed.

Unbilled revenue represents work in progress that has been recognized as revenue but has not yet been invoiced to clients. Billings in excess of costs represent amounts that have been invoiced to clients but not yet recognized as revenue.

l) Employee benefits plans

Defined benefit plans

The Company sponsors defined benefit pension plans covering certain full-time employees and past employees, primarily in the United Kingdom. Benefits are based on final compensation and years of service. Benefit costs (determined separately for each plan using the projected unit credit method) are recognized over the periods that employees are expected to render services in return for those benefits.

Remeasurements, comprising of actuarial gains and losses and the return on the plan assets (excluding interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to other comprehensive income in the period in which they occur. Remeasurements are not reclassified to net income in subsequent periods.

Past service costs are recognized in net income on the earlier of the date of the plan amendment or curtailment and the date that the Company recognizes related restructuring costs.

Notes to the Consolidated Financial Statements December 31, 2016	F-16	Stantec Inc.

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset, adjusted for benefit and contribution payments during the year. The Company recognizes the following changes in the net defined benefit obligations under administrative and marketing expenses in the consolidated statements of income: service costs comprising current service costs, past service costs, gains and losses on curtailments and non-routine settlements; net interest expense or income; and administrative expenses paid directly by the pension plans.

Defined contribution plans

The Company also contributes to group retirement savings plans and an employee share purchase plan. Certain plans are based on the amount of employee contributions and subject to maximum limits per employee. The Company accounts for defined contributions as an expense in the period in which the contributions are made.

m) Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax that relates to items recognized directly in equity is recognized in equity and not in the consolidated statements of income. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes an uncertain tax liability where appropriate.

Deferred tax

Deferred tax is determined using the liability method for temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax credits and unused tax losses can be utilized. Deferred taxes are not recognized for the initial recognition of goodwill; the initial recognition of assets or liabilities, outside of a business combination, that affect neither accounting nor taxable profit; or the differences relating to investments in associates and interests in joint ventures to the extent that the reversal can be controlled and it is probable that it will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled and are based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized in equity is also recognized in equity. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off tax assets against tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Sales tax

Revenues, expenses, and assets, except trade receivables, are recognized net of the amount of sales tax recoverable from or payable to a taxation authority. Trade receivables and trade payables include sales tax. The net amount of sales tax recoverable from or payable to a taxation authority is included as part of trade receivables or trade payables (as appropriate) in the consolidated statements of financial position.

Notes to the Consolidated Financial Statements December 31, 2016	F-17	Stantec Inc.

n) Share-based payment transactions

Under the Company’s share option plan, the board of directors may grant to officers and employees remuneration in the form of share-based payment transactions, whereby officers and employees render services as consideration for equity instruments (equity-settled transactions).

Under the Company’s deferred share unit plan, the directors of the board of the Company may receive deferred share units (DSUs) equal to one common share. Before 2014, the chief executive officer could also receive DSUs. For the restricted share unit plan, senior vice presidents may be granted share units that are to be settled after a two-year period. Under the Company’s long-term incentive plan, certain members of the senior leadership teams, including the chief executive officer, are granted performance share units (PSUs) that vest and are to be settled after a three-year period. The DSUs, restricted share units (RSUs), and PSUs are share appreciation rights that can be settled only in cash (cash-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions awards is measured at fair value at the grant date using a Black-Scholes option-pricing model. The cost of equity-settled transactions, together with a corresponding increase in equity, is recognized over the period in which the service conditions are fulfilled (the vesting period). For equity-settled transactions, the cumulative expense recognized at each reporting date until the vesting date reflects the extent to which the vesting period has expired and reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit to income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recorded in administrative and marketing expenses. No expense is recognized for awards that do not ultimately vest.

Cash-settled transactions

The cost of cash-settled transactions is measured initially at fair value at the grant date using a Black-Scholes option-pricing model. This fair value is expensed upon issue with the recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date, up to and including the settlement date, with changes in fair value recognized in administrative and marketing expenses.

o) Earnings per share

Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during the year and that the difference between the number of shares issued on the exercise of options and the number of shares obtainable under this computation, on a weighted average basis, is added to the number of shares outstanding. Antidilutive options are not considered in computing diluted earnings per share.

p) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the consideration transferred at fair value at the acquisition date. Any contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognized in other income. Acquisition costs are expensed when incurred in administrative and marketing expenses.

Goodwill is initially measured at cost, which is the excess of the consideration transferred over the fair value of a Company’s net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets acquired, the difference is recognized in income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU or group of CGUs that is expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Each CGU or group of CGUs represents the lowest level at which management monitors the goodwill.

Notes to the Consolidated Financial Statements December 31, 2016	F-18	Stantec Inc.

q) Dividends

Dividends on common shares are recognized in the Company’s consolidated financial statements in the period the dividends are declared by the Company’s board of directors.

5. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

Preparation of the Company’s consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities, as well as the disclosure of contingent liabilities at the end of the reporting year. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Discussed below are the key management judgments and assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

a) Revenue recognition

The Company accounts for its revenue in accordance with IAS 11 Construction Contracts, which requires estimates to be made for contract costs and revenues. Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized using the percentage of completion method based on the ratio of labor costs incurred to total estimated labor costs. Estimating total direct labor costs is subjective and requires the use of management’s best judgments based on the information available at that time. The Company also provides for estimated losses on incomplete contracts in the period in which such losses are determined. Changes in the estimates are reflected in the period in which they are made and affect the Company’s revenue and unbilled revenue.

b) Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect on its trade receivables. The Company uses estimates in arriving at its allowance for doubtful accounts. The estimates are based on the age of the outstanding receivables and on the Company’s historical collection and loss experience. Future collections of receivables that differ from the Company’s current estimates would affect the results of its operations in future periods as well as the Company’s trade receivables and administrative and marketing expenses.

c) Provision for self-insured liabilities

The Company self-insures certain risks, including professional liability, automobile liability, and employment practices liability. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on estimates of loss using management’s assumptions, including consideration of actuarial projections. These estimates of loss are derived from loss history that is then subjected to actuarial techniques to determine the proposed liability. Estimates of loss may vary from those used in the actuarial projections and result in a larger loss than estimated. Any increase in loss would be recognized in the period in which the loss is determined and increase the Company’s self-insured liabilities and reported expenses.

d) Share-based payment transactions

The Company measures the cost of share-based payment transactions by reference to the fair value of the equity instruments at the grant date. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. The Company has chosen the Black-Scholes option-pricing model for equity-settled and cash-settled share-based payment transactions.

Estimating fair value also requires determining the most appropriate inputs to the valuation model—including volatility in the price of the Company’s shares, a risk-free interest rate, and the expected hold period to exercise—and making assumptions about them. The expected volatility is based on the historical volatility of the Company’s shares over a period commensurate with the expected term of the share option. The risk-free interest rate for the expected life of the options is based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data is used to estimate the expected life of the option. As well, the Company estimates its forfeiture rate for equity-settled transactions based on historical experience to determine the

Notes to the Consolidated Financial Statements December 31, 2016	F-19	Stantec Inc.

compensation expense arising from the share-based awards. Changes to estimates are recorded in the period in which they are made and would affect the Company’s administrative and marketing expenses, contributed surplus, and other liabilities.

e) Business combinations

In a business combination, the Company may acquire certain assets and assume certain liabilities of an acquired entity. The estimate of fair values for these transactions involves judgment to determine the fair values assigned to the tangible and intangible assets (i.e., backlog, client relationships, and favorable and unfavorable leases) acquired and the liabilities assumed on the acquisition. Determining fair values involves a variety of assumptions, including revenue growth rates, expected operating income, and discount rates. During a measurement period, not to exceed one year, adjustments of the initial estimates may be required to finalize the fair value of assets acquired and liabilities assumed. After the measurement period, a revision of fair value may impact the Company’s net income.

f) Impairment of non-financial assets

Impairment exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal or its value in use. Fair value less costs of disposal is based on available data from binding sales transactions in an arm’s-length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. In the absence of this data, other valuation techniques can be used to estimate fair value less costs of disposal. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from budgets over an appropriate number of years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested.

When based on a discounted cash flow methodology, the recoverable amount is most sensitive to the expected future cash inflows, the growth rate used for extrapolation purposes, and the discount rate. To arrive at cash flow projections, the Company uses estimates of economic and market information over the projection period, including growth rates in revenues, estimates of future expected changes in operating margins, and cash expenditures. Other significant estimates and assumptions include future estimates of capital expenditures and changes in future working capital requirements.

g) Employee benefit plans

The cost of the defined benefit pension plans and the present value of the pension obligations are determined separately for each plan using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual future developments. These include determining the discount rate, mortality rates, future salary increases, inflation, and future pension increases. Due to the complexities involved in the valuation and its long-term nature, the defined benefit obligation and cost are highly sensitive to changes in these assumptions, particularly to the discount and mortality rates (although a portion of the pension plans has protection against improving mortality rates by utilizing guaranteed annuity rate contracts with an insurance company). All assumptions are reviewed annually.

In determining the appropriate discount rate, management considers the interest rates of corporate bonds in currencies consistent with the currencies of the post-employment obligation with an ‘AA’ rating or above, as set by an internationally acknowledged rating agency, and extrapolated as needed along the yield curve to correspond with the expected term of the benefit obligation.

The mortality rate is based on publicly available information in the actuarial profession’s publications plus any special geographical or occupational features of each plan’s membership. Mortality tables tend to change only at intervals in response to demographic changes. Future salary increases reflect the current estimate of management. Pension increases are calculated based on the terms of the individual plans and estimated future inflation rates.

h) Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, it is determined using valuation techniques, including the discounted cash flow model. The inputs to these models are taken from observable markets if possible, but when this is not feasible, a degree of judgment is required to establish fair values. The judgments include considering inputs such as liquidity risk, credit risk, and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments and reported expenses and income.

Notes to the Consolidated Financial Statements December 31, 2016	F-20	Stantec Inc.

i) Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of deferred taxable income. The Company’s income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions, primarily in Canada and the United States. The Company’s effective tax rate can change from year to year based on the mix of income among different jurisdictions, changes in tax laws in these jurisdictions, and changes in the estimated value of deferred tax assets and liabilities. The Company’s income tax expense reflects an estimate of the taxes it expects to pay for the current year, as well as a provision for changes arising in the values of deferred tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, management’s expectations about future operating results, previous tax audits, and differing interpretations of tax regulations by the taxable entity and the responsible tax authorities. Differences in interpretation may arise for a wide variety of issues, depending on the conditions prevailing in the respective legal entity’s domicile. On a regular basis, management assesses the likelihood of recovering value from deferred tax assets, such as loss carryforwards, as well as from deferred tax depreciation of capital assets, and adjusts the tax provision accordingly.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based on the likely timing and the level of future taxable profits, together with future tax-planning strategies. If estimates change, the Company may be required to recognize an adjustment to its deferred income tax asset or liability and income tax expense.

j) Interests in other entities

The Company determines whether it has control over another entity by making judgments about what the relevant activities of that entity are and which party or parties have power to direct those activities, as well as whether the Company is exposed to variable returns of the entity. The Company assesses whether it has control, significant influence, or joint control over an entity based on the individual facts and circumstances of each agreement. In the case of a joint arrangement, the Company makes judgments to determine if the arrangement is a joint venture or joint operation, including whether it has rights to the individual assets or liabilities or to the net assets of the entity and whether unanimous consent is required to make decisions about relevant activities.

6. RECENT ACCOUNTING PRONOUNCEMENTS AND CHANGES TO ACCOUNTING POLICIES

Recently adopted

The following amendments have been adopted by the Company effective January 1, 2016. The adoption of these amendments did not have an impact on the financial position or performance of the Company.

•	In May 2014, the IASB issued Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11). The amendments provide guidance on accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined by IFRS 3 Business Combinations (IFRS 3). The acquirer applies all principles on business combinations accounting in IFRS 3 and other IFRSs, except for those principles that conflict with the guidance in IFRS 11 Joint Arrangements. In addition, the acquirer must disclose the information required by IFRS 3 and other IFRSs for business combinations.

•	In September 2014, the IASB issued Annual Improvements (2012-2014 Cycle) to make necessary but non-urgent amendments to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations; IFRS 7 Financial Instrument: Disclosures; IAS 19 Employee Benefits; and IAS 34 Interim Financial Reporting.

•	In December 2014, the IASB issued Disclosure Initiative (Amendments to IAS 1). It provides amended guidance about materiality and the order of the notes to the financial statements.

Future adoptions

The listing below includes standards, amendments, and interpretations that the Company reasonably expects to be applicable at a future date and intends to adopt when they become effective. The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time unless specifically mentioned below.

Notes to the Consolidated Financial Statements December 31, 2016	F-21	Stantec Inc.

•	In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (IFRS 15). In April 2016, the IASB issued amendments to clarify the standard and provide additional transition relief for modified contracts and completed contracts. IFRS 15 applies to all revenue contracts with customers and provides a model for the recognition and measurement of the sale of some non-financial assets such as property, plant, and equipment, and intangible assets. It sets out a five-step model for revenue recognition and applies to all industries. The core principle is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration that the entity expects to be entitled to in exchange for those goods or services. IFRS 15 requires numerous disclosures, such as the disaggregation of total revenue, disclosures about performance obligations, changes in contract asset and liability account balances, and key judgments and estimates. The Company has established a cross-functional IFRS 15 implementation team that provides regular updates to the Audit and Risk Committee, including reports on the progress made on the implementation project’s detailed work plan.

Major provisions of IFRS 15 include determining which goods and services are distinct and require separate accounting (performance obligations), determining the total transaction price, estimating and recognizing variable consideration, identifying and accounting for contract modifications, and determining whether revenue should be recognized at a point in time or over time (including guidance on measuring the stage of completion). The Company is currently assessing the potential effect of these requirements on its consolidated financial statements. It is also in the process of formulating policies and practices for estimating variable consideration and applying the constraint thereto. At this time, the Company expects to continue to recognize revenue over time for fixed-fee and variable-fee-with-ceiling contracts by referring to the stage of completion. For time-and-material contracts without stated ceilings, the Company is currently assessing whether a practical expedient could be applied which would allow the recognition of revenue in the amount for which it has the right to invoice, consistent with current practices for such contracts. As the Company’s assessment of IFRS 15 is in process, the above may not fully describe the potential effect of IFRS 15 on the Company’s accounting policies and is subject to change with new facts and circumstances.

The mandatory effective date of IFRS 15 is January 1, 2018, with earlier application permitted. This standard may be adopted using a full retrospective or modified retrospective approach. The Company has not yet selected which transition method it will apply or quantified the financial reporting impact of adopting this standard.

•	In July 2014, the IASB issued IFRS 9 Financial Instruments (IFRS 9) to introduce new requirements for the classification and measurement of financial assets and financial liabilities, including derecognition. IFRS 9 requires that all financial assets be subsequently measured at amortized cost or fair value. The new standard also requires that changes in fair value attributable to a financial liability’s credit risk be presented in other comprehensive income, rather than in profit or loss. In addition, it includes a single expected-loss impairment model and a reformed approach to hedge accounting. This standard is effective on or after January 1, 2018, on a retrospective basis subject to certain exceptions.

The Company is in the process of completing an initial diagnostic assessment on IFRS 9. As a result, the Company is assessing the impact the new expected-loss impairment model will have on the timing of recognition of allowance for doubtful accounts. The Company has investments held for self-insured liabilities including equity securities and bonds. The Company is in the process of evaluating whether to classify these equities at fair value through profit and loss (FVTPL) or at fair value through other comprehensive income (FVTOCI). If the election for FVTOCI is chosen, any subsequent gains or losses on disposal will not be recycled to income. In addition, these equity securities will no longer require an impairment test under either option. With regards to bonds, the Company is in the process of determining whether they will be classified at amortized cost, FVTOCI, or at FVTPL.

•

In January 2016, the IASB issued IFRS 16 Leases (IFRS 16) which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. For lessors, there is little change to the existing accounting in IAS 17 Leases. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full

Notes to the Consolidated Financial Statements December 31, 2016	F-22	Stantec Inc.

retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs.

•	In January 2016, the IASB issued Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12). The amendments clarify requirements for the recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value. These amendments are effective January 1, 2017, on a retrospective basis subject to certain exceptions.

•	In January 2016, the IASB issued Disclosure Initiative (Amendments to IAS 7). These amendments clarify IAS 7 in order to improve information provided to users of financial statements about an entity’s financing activities. These amendments are effective January 1, 2017, with earlier application permitted.

•	In June 2016, the IASB issued Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2). The amendments clarify how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. This amendment is effective on or after January 1, 2018, with earlier application permitted.

•	In December 2016, the IASB issued Annual Improvements (2014-2016 Cycle) to make necessary but non-urgent amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards (IFRS 1), IFRS 12 Disclosure of Interests in Other Entities (IFRS 12), and IAS 28 Investments in Associates and Joint Ventures (IAS 28). The amendment to IFRS 12 is effective January 1, 2017, on a retrospective basis. The amendments to IFRS 1 and IAS 28 are effective January 1, 2018, on a retrospective basis.

•	In December 2016, the International Financial Reporting Interpretations Committee (IFRIC) issued an interpretation IFRIC 22 Foreign Currency Transactions and Advance Consideration (IFRIC 22). This interpretation clarifies that for non-monetary assets or non-monetary liabilities, the transaction date is the date used to determine the exchange rate on which a company initially recognizes a prepayment or deferred income arising from an advance consideration. The interpretation is effective January 1, 2018, and entities may use either a retrospective or prospective approach on transition, with earlier application permitted.

7. BUSINESS ACQUISITIONS

Acquisitions are accounted for under the acquisition method of accounting and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company, after detail project portfolio reviews are performed, and when the valuations of intangible assets and other assets and liabilities acquired are finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed. This may result in an increase in or a reduction of the notes payable consideration (recorded on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees’ continued service over an agreed time period. These additional payments are not included in the purchase price. They are expensed as compensation when services are provided by the employees.

Notes to the Consolidated Financial Statements December 31, 2016	F-23	Stantec Inc.

Acquisitions in 2016

On March 11, 2016, the Company acquired all the shares and business of Bury Holdings, Inc. (Bury) for cash consideration and notes payable. Bury is based in Austin, Texas, with additional offices in Dallas, Houston, and San Antonio, Texas; Phoenix, Arizona; and Orlando, Florida. Bury is a multidisciplinary design firm with professionals in civil, mechanical, electrical, plumbing design, and structural engineering; surveying; land planning; and landscape architecture. This addition expands the Company’s Infrastructure business operating unit in the United States.

On May 6, 2016, the Company acquired all the shares and business of MWH Global, Inc. (MWH) for cash consideration of US$792,613,000. Pursuant to the acquisition agreement, each share unit and share appreciation right of MWH outstanding immediately prior to the close of the acquisition became fully vested in the form of MWH’s common shares. All notes receivable from MWH’s shareholders (US$14,993,000) and the grant price related to all outstanding share appreciation rights (US$12,010,000) were offset against and reduced the per-share acquisition consideration payable to such shareholders. This resulted in a net purchase price of US$765,610,000 (CDN $999,385,000). Headquartered in Broomfield, Colorado, MWH is a global engineering, consulting, and construction management firm providing services in program management and management consulting, construction management services, and engineering and technical services, particularly in the water, renewable energy, and sustainability sectors. The MWH acquisition adds 187 offices operating in 26 countries across 6 continents. It expands the Company’s Energy & Resources, Environmental Services, and Infrastructure business operating units and creates a new service offering: Construction Services.

On May 26, 2016, the Company acquired all the shares and business of VOA Associates, Inc. (VOA) for cash consideration and notes payable. VOA is based in Chicago, Illinois, and has additional offices in New York City, New York; Orlando, Florida; Washington, DC; and Highland, Indiana. VOA provides expertise in architecture, interior design, landscaping, and planning. This addition enhances the Company’s Buildings business operating unit in the United States.

On September 16, 2016, the Company acquired all the shares and business of Edwards and Zuck, P.C. and Edwards and Zuck Consulting Engineers, D.P.C. (collectively called Edwards & Zuck) for cash consideration and notes payable. Edwards & Zuck is based in New York City, New York; Miami, Florida; Morristown, New Jersey; and Stamford, Connecticut. Edwards & Zuck provides expertise in mechanical, electrical, and plumbing design. This addition enhances the Company’s Buildings business operating unit in the United States.

On December 2, 2016, the Company acquired all the assets of Architecture | Tkalcic Bengert (Arch|TB) for cash consideration and notes payable. Based in Edmonton, Alberta, Arch|TB provides expertise in architecture, interior design, creative services, urban planning, and technical consulting. This addition enhances the Company’s Buildings business operating unit in Canada.

Notes to the Consolidated Financial Statements December 31, 2016	F-24	Stantec Inc.

Consideration for assets acquired and liabilities assumed

Details of the consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

For acquisitions completed year to date

	December 31, 2016
(In thousands of Canadian dollars)	MWH acquisition $	Other acquisitions $	Total $
Cash consideration	999,385	119,997	1,119,382
Notes payable	-	51,124	51,124
Consideration	999,385	171,121	1,170,506
Assets and liabilities acquired
Cash acquired	94,319	4,170	98,489
Non-cash working capital	30,664	39,490	70,154
Property and equipment	46,245	8,155	54,400
Investments in joint ventures and associates	2,989	-	2,989
Other financial assets	36,058	1,532	37,590
Other assets	14,674	-	14,674
Intangible assets
Client relationships	220,575	26,328	246,903
Contract backlog	42,066	8,523	50,589
Trademarks	9,431	652	10,083
Trademarks – indefinite life	10,400	-	10,400
Software	27,641	-	27,641
Lease advantages	5,823	885	6,708
Lease disadvantages	(2,464)	(316)	(2,780)
Other	1,873	-	1,873
Long-term debt	(141,231)	(7,260)	(148,491)
Provisions	(27,475)	(7,783)	(35,258)
Net employee defined benefit liability	(43,823)	-	(43,823)
Other employee-related liabilities	(26,274)	-	(26,274)
Other financial liabilities	(6,865)	-	(6,865)
Other liabilities	(19,877)	(194)	(20,071)
Non-controlling interests	(880)	-	(880)
Deferred income taxes	(18,648)	(9,605)	(28,253)
Total identifiable net assets at fair value	255,221	64,577	319,798
Goodwill arising on acquisitions	744,164	106,544	850,708
Consideration	999,385	171,121	1,170,506

Measurement period adjustments

The preliminary fair values of the net assets recognized in the Company’s consolidated financial statements were based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. At December 31, 2016, management has finalized the fair value assessment for the following assets and liabilities acquired from MWH: other financial assets, long-term debt, net employee defined benefit liability, and other financial liabilities. For all other assets and liabilities acquired from the MWH acquisition the fair value estimates are still preliminary. As well, for all other acquisitions (Bury, Edwards & Zuck, VOA and Arch|TB) the fair value estimates are still preliminary pending the preparation of their final tax returns, a detailed review of their project portfolio, and the valuation of intangible assets and other assets and liabilities. From the date of acquisition to December 31, 2016, adjustments to acquisitions were identified as follows.

Notes to the Consolidated Financial Statements December 31, 2016	F-25	Stantec Inc.

MWH acquisition

In September 2016, the Company obtained actuarial valuations of its defined benefit pension plans (the Plans) at May 6, 2016 (the date of the MWH acquisition). The fair value of the Plans was $43,823,000, which was $15,382,000 more than the preliminary estimate. As a result, the Company revised the purchase price allocation for MWH by increasing the net employee defined-benefit liability by $15,382,000, deferred tax assets by $2,835,000, and goodwill by $12,547,000.

Management is in the process of finalizing the valuation of acquired intangibles related to the MWH acquisition. As a result, the Company revised the purchase price allocation for MWH by increasing client relationships by $36,518,000 and software by $13,991,000, and decreasing backlog by $12,713,000, other intangibles by $601,000, deferred tax assets by $13,341,000, and goodwill by $23,854,000.

Management is in the process of performing a detailed review of MWH’s major projects portfolio and has identified that, for certain projects, the cost-to-complete estimates for revenue recognition, provisions for receivables, and project claims did not reflect all the facts and circumstances at the acquisition date. Based on the review performed to date, the Company revised the purchase price allocation for MWH by decreasing the fair value of accounts receivable by $4,151,000 and costs in excess of billing by $3,347,000, and increasing billings in excess of costs by $8,005,000, trade and other payables by $2,340,000 provisions by $4,654,000, deferred tax assets by $5,495,000, and goodwill by $17,002,000.

Management is in the process of finalizing the income tax returns for MWH and assessing uncertain tax liabilities at May 6, 2016. As a result, the Company revised the preliminary purchase price for MWH by increasing the estimates used for the fair value of deferred tax assets by $6,715,000 and investment tax credits by $10,807,000 and decreasing other liabilities by $2,506,000, trade and other receivables by $2,984,000, current income taxes recoverable by $9,218,000 and goodwill by $7,826,000.

Other acquisitions

Management has completed a detailed review of Kellogg Brown & Root Services, Inc.’s (KBR) major projects portfolio and has identified that, for certain projects, the cost-to-complete estimates for revenue recognition and provisions for claims did not reflect all the facts and circumstances at the acquisition date. Based on the review performed to date, the Company revised the purchase price allocation for KBR by increasing billings in excess of costs by $597,000, provisions by $4,844,000, and goodwill by $6,441,000 and decreasing deferred tax assets by $1,000,000. Measurement period adjustments impacting goodwill for all other acquisitions were immaterial.

For all the above measurement period adjustments from the date of acquisition to December 31, 2016, management does not consider the impact to net income and other comprehensive income to be material for restating prior periods.

Other information

Trade receivables assumed from acquired companies are recognized at fair value at the time of acquisition. Trade receivables acquired from MWH had a fair value of $209,325,000 and gross value of $219,265,000. In 2016, trade receivables acquired from other companies had a fair value of $54,111,000 and gross value of $59,390,000.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. No amount of goodwill and intangible assets resulting from the MWH acquisition is deductible for income tax purposes. For all other acquisitions completed during 2016, $110,214,000 is deductible for income tax purposes.

The fair values of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration and onerous contracts. The Company assumed $16,493,000 in provisions for claims relating to MWH. For all other acquisitions completed during 2016, the Company assumed $7,146,000 in provisions. At the reporting date, provisions for claims outstanding relating to all prior acquisitions were reassessed and determined to be $31,037,000 based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 14).

The Company estimates that gross revenue earned since the date of acquisition for MWH is $1,293,110,000 and for all other acquisitions completed during 2016 is $95,741,000. The Company is in the process of integrating the

Notes to the Consolidated Financial Statements December 31, 2016	F-26	Stantec Inc.

operations and systems of MWH and has substantially integrated the other acquisitions; therefore, it is impracticable to disclose the acquirees’ earnings in the Company’s consolidated financial statements since the acquisition date.

If the business combinations that occurred in 2016 had taken place at the beginning of 2016, gross revenue from continuing operations for 2016 would have been $4,984,600,000 and profit from continuing operations would have been $136,614,000.

In 2016, directly attributable acquisition-related costs of $14,110,000 for MWH and $438,000 for all other acquisitions have been expensed and are included in administrative and marketing expenses. These costs consist primarily of legal, accounting, and financial advisory fees and costs directly related to the acquisitions.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

(In thousands of Canadian dollars)	December 31 2016 $

Cash consideration (net of cash acquired)	1,020,893
Payments on notes payable from previous acquisitions	51,672

Total net cash paid	1,072,565

Total notes payable and adjustments to these obligations are as follows:

(In thousands of Canadian dollars)	December 31 2016 $

Balance, beginning of the year	122,714
Additions for acquisitions in the year	51,124
Other adjustments	2,025
Payments	(51,672)
Interest	1,544
Impact of foreign exchange	(3,370)

Total notes payable	122,365

8. CASH AND CASH EQUIVALENTS

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Cash	207,113	66,232
Unrestricted investments	3,790	1,110

Cash and cash equivalents	210,903	67,342

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

At December 31, 2016, and pursuant to acquisition agreements, $2,551,000 (US$1,900,000) was in an escrow account for the KBR acquisition and $6,293,000 (US$4,687,000) was in an escrow account for the Bury acquisition. These escrow funds cover potential indemnification claims and will be settled in accordance with an escrow agreement. A corresponding obligation was recorded on acquisition and is included in notes payable.

Notes to the Consolidated Financial Statements December 31, 2016	F-27	Stantec Inc.

9. TRADE AND OTHER RECEIVABLES

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Trade receivables, net of allowance	740,665	558,844
Holdbacks, current	45,049	6,908
Other	20,703	4,825

Trade and other receivables	806,417	570,577

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance, which is determined in part based on the age of the outstanding receivables and the Company’s historical collection and loss experience.

The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Balance, beginning of the year	20,858	18,152
Provision for doubtful accounts	17,013	7,590
Deductions	(8,048)	(7,800)
Impact of foreign exchange	(1,578)	2,916

Balance, end of the year	28,245	20,858

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $

December 31, 2016	768,910	413,631	159,492	61,726	44,055	90,006
December 31, 2015	579,702	311,215	133,796	43,703	30,922	60,066

Notes to the Consolidated Financial Statements December 31, 2016	F-28	Stantec Inc.

10. PROPERTY AND EQUIPMENT

(In thousands of Canadian dollars)	Engineering Equipment $	Office Equipment $	Leasehold Improvements $	Assets under Finance Leases $	Other $	Total $

Cost
December 31, 2014	109,647	61,331	117,898	2,318	29,273	320,467
Additions	14,580	6,072	12,915	48	3,927	37,542
Additions arising on acquisitions	1,212	1,156	4,295	227	563	7,453
Disposals	(6,597)	(1,535)	(10,672)	(408)	(4,506)	(23,718)
Transfers	945	(17)	-	(140)	(788)	-
Impact of foreign exchange	9,212	3,671	6,490	201	3,257	22,831

December 31, 2015	128,999	70,678	130,926	2,246	31,726	364,575
Additions	15,804	12,008	27,744	3	3,188	58,747
Additions arising on acquisitions	15,742	6,201	28,514	779	3,164	54,400
Disposals	(27,129)	(5,856)	(18,663)	(628)	(4,240)	(56,516)
Transfers	1,431	512	(507)	(1,355)	(81)	-
Impact of foreign exchange	(2,937)	(1,537)	(1,060)	(125)	(665)	(6,324)

December 31, 2016	131,910	82,006	166,954	920	33,092	414,882

Accumulated depreciation
December 31, 2014	66,919	37,037	48,762	560	14,482	167,760
Current year depreciation	15,982	6,693	19,401	524	3,280	45,880
Disposals	(6,148)	(813)	(9,766)	(179)	(2,502)	(19,408)
Transfers	83	(9)	-	(35)	(39)	-
Impact of foreign exchange	5,433	2,210	2,841	71	1,703	12,258

December 31, 2015	82,269	45,118	61,238	941	16,924	206,490
Current year depreciation	17,609	8,456	22,186	164	2,757	51,172
Disposals	(25,499)	(5,209)	(17,549)	(325)	(3,056)	(51,638)
Transfers	683	68	(61)	(646)	(44)	-
Impact of foreign exchange	(1,922)	(2,813)	(907)	(18)	587	(5,073)

December 31, 2016	73,140	45,620	64,907	116	17,168	200,951

Net book value
December 31, 2015	46,730	25,560	69,688	1,305	14,802	158,085

December 31, 2016	58,770	36,386	102,047	804	15,924	213,931

Included in Leasehold Improvements is construction work in progress for $2,481,000 (2015 – $4,055,000), on which depreciation has not started. The Company entered into finance leases for certain office and automotive equipment.

Included in Other are automotive equipment, buildings, land, and fractional ownership of an aircraft.

Notes to the Consolidated Financial Statements December 31, 2016	F-29	Stantec Inc.

11. GOODWILL

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Net goodwill, beginning of the year	966,480	760,631
Current year acquisitions	850,708	108,563
Impact of foreign exchange	10,873	97,286

Net goodwill, end of the year	1,828,061	966,480

Gross goodwill, end of the year	2,006,061	1,144,480
Accumulated impairment losses	(178,000)	(178,000)

Net goodwill, end of the year	1,828,061	966,480

Goodwill arising from acquisitions includes factors such as the expertise and reputation of the assembled workforce acquired, the geographic location of the acquiree, and the expected synergies.

CGUs are defined based on the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Other factors are considered, including how management monitors the entity’s operations. In 2015 and the first quarter of 2016, the Company had three CGUs: Canada, the United States, and International. Effective the second quarter of 2016, in connection with the MWH acquisition, the Company has six CGUs. Three of the six CGUs are grouped into Consulting Services–Global for the purposes of allocating goodwill and impairment testing. The Company does not monitor goodwill at, or allocate goodwill to, its business operating units.

On October 1, 2016, and October 1, 2015, the Company performed its annual goodwill impairment test in accordance with its policy described in note 4. Based on the results of the 2016 and 2015 tests, the Company concluded that the recoverable amount of each CGU or group of CGUs exceeded its carrying amount and, therefore, goodwill was not impaired.

Goodwill is allocated to each CGU or group of CGUs as follows:

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Consulting Services
Canada	337,626	330,240
United States	1,073,235	636,240
Global	287,796	-
Construction Services	129,404	-

Allocated	1,828,061	966,480

Management believes that the methodology used to test impairment of goodwill, which involves a significant number of judgments and estimates, provides a reasonable basis for determining whether an impairment has occurred. Many factors used to determine whether goodwill is impaired are outside of management’s control and involve inherent uncertainty. Therefore, actual results could differ from those estimated.

Valuation techniques

When performing the goodwill impairment test, if the carrying amount of a CGU or group of CGUs is higher than its recoverable amount, an impairment charge is recorded as a reduction in the carrying amount of the goodwill on the consolidated statements of financial position and recognized as a non-cash impairment charge in income.

Notes to the Consolidated Financial Statements December 31, 2016	F-30	Stantec Inc.

The Company estimates the recoverable amount by using the fair value less costs of disposal approach. It estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a CGU’s projection of estimated operating results and discounted cash flows based on a discount rate that reflects current market conditions and the risk of achieving the cash flows. The Company uses cash flow projections covering a five-year period from financial forecasts approved by senior management. For its October 1, 2016, and October 1, 2015, impairment tests, the Company discounted the cash flows for each CGU or group of CGUs using an after-tax discount rate ranging from 9.0% to 13.7%. To arrive at cash flow projections, the Company used estimates of economic and market information over the projection period (note 5).

The Company validates its estimate of the fair value of each CGU or group of CGUs under the income approach by comparing the resulting multiples to multiples derived from comparable public companies and comparable company transactions. The Company reconciles the total fair value of all CGUs with its market capitalization to determine if the sum is reasonable. If the reconciliation indicates a significant difference between the external market capitalization and the fair value of the CGUs or group of CGUs, the Company reviews and adjusts, if appropriate, the discount rate of the CGU or group of CGUs and considers whether the implied acquisition premium is reasonable in light of current market conditions. The fair value measurement was categorized as a level 3 fair value based on the significant inputs in the valuation technique used (note 25).

If market and economic conditions deteriorate or if volatility in the financial markets causes declines in the Company’s share price, increases the weighted average cost of capital, or changes valuation multiples or other inputs to its goodwill assessment, the Company may need to test its goodwill for impairment between its annual test dates. In addition, changes in the numerous variables associated with the judgments, assumptions, and estimates made by management in assessing the fair value could cause them to be impaired. Goodwill impairment charges are non-cash charges that could have a material adverse effect on the Company’s consolidated financial statements but in themselves do not have any adverse effect on its liquidity, cash flows from operating activities, or debt covenants and will not have an impact on its future operations.

Key assumptions

The calculation of fair value less costs of disposal is most sensitive to the following assumptions:

•	Operating margins based on actual experience and management’s long-term projections.

•	Discount rates reflecting investors’ expectations when discounting future cash flows to a present value, taking into consideration market rates of return, capital structure, company size, and industry risk. If necessary, a discount rate is further adjusted to reflect risks specific to a CGU or group of CGUs when future estimates of cash flows have not been adjusted.

•	Growth rate estimates based on actual experience and market analysis. Projections are extrapolated beyond five years using a growth rate that typically does not exceed 3.0%.

Sensitivity to changes in assumptions

As at October 1, 2016, the recoverable amount of each CGU and group of CGUs exceeded their carrying amount. For the assessment of fair value less costs of disposal, management believes that no reasonably possible change in any of the above key assumptions would have caused the carrying amount of a CGU or group of CGUs to exceed its recoverable amount.

Notes to the Consolidated Financial Statements December 31, 2016	F-31	Stantec Inc.

12. INTANGIBLE ASSETS

(In thousands of Canadian dollars)	Client Relationships $	Contract Backlog $	Software $	Other $	Total $	Total Lease Disadvantage (note 20) $

Cost
December 31, 2014	115,934	9,233	42,360	3,928	171,455	(7,773)
Additions	-	-	25,290	-	25,290	-
Additions – internal development	-	-	685	-	685	-
Additions arising on acquisitions	28,261	8,842	-	6,682	43,785	365
Disposals	-	-	(167)	-	(167)	-
Removal of fully amortized assets	(14,309)	(7,198)	(5,161)	(1,374)	(28,042)	721
Impact of foreign exchange	16,421	2,059	42	623	19,145	(1,395)

December 31, 2015	146,307	12,936	63,049	9,859	232,151	(8,082)
Additions	-	-	25,696	-	25,696	-
Additions – internal development	-	-	566	-	566	-
Additions arising on acquisitions	246,903	50,589	27,641	29,063	354,196	(2,780)
Removal of fully amortized assets	(322)	(9,508)	(16,458)	(1,527)	(27,815)	450
Impact of foreign exchange	6,130	1,505	(2,944)	1,012	5,703	138

December 31, 2016	399,018	55,522	97,550	38,407	590,497	(10,274)

Accumulated amortization
December 31, 2014	51,281	3,435	17,669	1,827	74,212	(2,989)
Current year amortization	14,985	8,618	12,956	2,458	39,017	(1,164)
Disposals	-	-	(80)	-	(80)	-
Removal of fully amortized assets	(14,309)	(7,198)	(5,161)	(1,374)	(28,042)	721
Impact of foreign exchange	7,380	1,193	32	360	8,965	(656)

December 31, 2015	59,337	6,048	25,416	3,271	94,072	(4,088)
Current year amortization	26,817	22,328	21,613	6,787	77,545	(1,885)
Removal of fully amortized assets	(322)	(9,508)	(16,458)	(1,527)	(27,815)	450
Impact of foreign exchange	(871)	349	(2,393)	80	(2,835)	89

December 31, 2016	84,961	19,217	28,178	8,611	140,967	(5,434)

Net book value
December 31, 2015	86,970	6,888	37,633	6,588	138,079	(3,994)

December 31, 2016	314,057	36,305	69,372	29,796	449,530	(4,840)

Once an intangible asset is fully amortized, the gross carrying amount and related accumulated amortization are removed from the accounts. A $10,433,000 trademark intangible asset with an indefinite life has been recorded in Other. Included in Software are finance leases with a net book value of $23,018,000 (2015 – $22,560,000) and $117,000 (2015 – $1,099,000) in internally generated software that is not ready for use and, therefore, is not being amortized.

In accordance with its accounting policies in note 4, the Company tests intangible assets for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. To determine indicators of impairment of intangible assets, the Company considers external sources of information such as prevailing economic and market conditions and internal sources of information such as the historical and expected financial performance of the intangible assets. If indicators of impairment are present, the Company determines recoverability based on an estimate of discounted cash flows, using the higher of either the value in use or the fair value less costs of disposal methods. The measurement of impairment loss is based on the amount that the carrying amount of an intangible asset exceeds its recoverable amount. As part of the impairment test, the Company updates its future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of the assets. During 2016, the Company concluded that there were no material indicators of impairment to intangible assets.

Notes to the Consolidated Financial Statements December 31, 2016	F-32	Stantec Inc.

13. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

The Company has interests in a number of individually immaterial joint ventures and associates. The Company’s joint ventures and associates are private entities that are not listed on any public exchange. All operations are continuing. The Company has no share of any contingent liabilities or capital commitments in its joint ventures as at December 31, 2016, and December 31, 2015.

Movement in investments in joint ventures and associates

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Balance, beginning of the year	4,467	4,975
Additions arising on acquisitions	2,989	262
Share of total comprehensive income	2,406	2,048
Dividends and distributions received	(799)	(2,931)
Impact of foreign exchange	157	113

Balance, end of the year	9,220	4,467

To support the activities of certain joint ventures and associates, the Company and the other investors in the joint ventures have agreed to make additional contributions in proportion to their interests to make up any losses, if required. In addition, for certain joint ventures and associates, the profits will not be distributed until the parties to the arrangement provide consent for distribution.

14. OTHER FINANCIAL ASSETS

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Investments held for self-insured liabilities	141,142	126,489
Holdbacks on long-term contracts	33,876	8,814
Indemnifications	2,350	757
Other	3,578	2,141

	180,946	138,201
Less current portion	20,890	26,722

Long-term portion	160,056	111,479

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) recorded in other comprehensive income.

Notes to the Consolidated Financial Statements December 31, 2016	F-33	Stantec Inc.

Their fair value and amortized cost are as follows:

(In thousands of Canadian dollars)	December 31 2016 $		December 31 2015 $
	Fair Value	Amortized Cost/Cost	Fair Value	Amortized Cost/Cost

Bonds	93,005	93,105	88,081	87,522
Equity securities	46,641	39,896	38,408	36,758
Term deposits	1,496	1,496	-	-
Total	141,142	134,497	126,489	124,280

The bonds bear interest at rates ranging from 0.88% to 4.88% per annum (December 31, 2015 – 0.38% to 5.10%).

Term deposits mature on or before June 2017.

The terms to maturity of the bond portfolio, stated at fair value, are as follows:

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Within one year	18,600	26,321
After one year but not more than five years	64,762	61,760
More than five years	9,643	-
Total	93,005	88,081

Indemnifications

The Company’s indemnifications relate to certain legal claims (note 18). During 2016, the Company increased provisions and indemnification assets relating to prior acquisitions by $1,233,000 (2015 – increased by $230,000) due to new information obtained in the year.

15. OTHER ASSETS

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Investment tax credits	14,056	-
Transaction costs on long-term debt	5,778	1,029
	19,834	1,029
Less current portion	4,679	386
Long-term portion	15,155	643

Notes to the Consolidated Financial Statements December 31, 2016	F-34	Stantec Inc.

16. TRADE AND OTHER PAYABLES

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Trade accounts payable	363,940	123,402
Employee and payroll liabilities	270,732	188,182
Accrued liabilities	83,525	40,615
Trade and other payables	718,197	352,199
17. LONG-TERM DEBT
(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Notes payable	127,153	124,454
Revolving credit facilities	416,130	96,968
Term loan	454,106	-
Senior secured notes	-	124,792
Finance lease obligations	23,073	19,142

	1,020,462	365,356
Less current portion	91,876	133,055
Long-term portion	928,586	232,301

Notes payable

Notes payable consists primarily of notes payable for acquisitions (note 7). The weighted average rate of interest on the notes payable at December 31, 2016, was 3.45% (2015 – 3.63%). The notes may be supported by promissory notes and are due at various times from 2017 to 2019. The aggregate maturity value of the notes at December 31, 2016, was $129,413,000 (2015 – $126,840,000). At December 31, 2016, $122,333,000 (US$91,110,000) (2015 – $117,282,000 (US$84,741,000)) of the notes’ carrying amount was payable in US funds.

Revolving credit facilities and term loan

On May 6, 2016, the Company entered into an agreement for new $1.25 billion syndicated senior secured credit facilities (New Credit Facilities) consisting of a senior secured revolving credit facility in the maximum amount of $800 million and a $450 million senior secured term loan in three tranches. This agreement allows the Company access to an additional $200 million, subject to approval, under the same terms and conditions. The revolving credit facility expires on May 6, 2020, and may be repaid from time to time at the option of the Company. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Tranches A and B of the term loan were drawn in Canadian funds of $150 million each (due May 6, 2018, and May 6, 2019, respectively), and tranche C was drawn in US funds of $116.7 million (due May 6, 2020). The term loan was recorded net of transaction costs of $3,341,000, which are amortized over the life of the three tranches.

The New Credit Facilities may be drawn in Canadian dollars as either a prime rate loan or a bankers’ acceptance; in US dollars as either a US base rate or a LIBOR advance; or, in the case of the revolving credit facility, in sterling or euros as a LIBOR advance; and by way of letters of credit. Depending on the form under which the credit facilities are accessed, rates of interest vary between Canadian prime, US base rate, and LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points vary, depending on the Company’s leverage ratio (a non-IFRS measure), from 0 to 175 for Canadian prime and US base rate loans, and from 100 to 275 for bankers’ acceptances, LIBOR advances, and letters of credit. As security for the obligations under these facilities, the Company and certain of its subsidiaries granted the lenders a first-ranking security interest over all present and after-acquired assets, property, and undertakings subject to customary carve-outs. The New Credit Facilities contain restrictive covenants (note 27).

Notes to the Consolidated Financial Statements December 31, 2016	F-35	Stantec Inc.

The Company previously entered into an agreement for a $350 million revolving credit facility expiring in August 2018. This facility allowed the Company access to an additional $150 million under the same terms and conditions on approval from its lenders. Depending on the form under which the credit facility was accessed, rates of interest varied between Canadian prime, US base rate, and LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points varied, depending on the Company’s level of consolidated debt to EBITDA (a non-IFRS measure), from 20 to 125 for Canadian prime and US base rate loans, and from 120 to 225 for bankers’ acceptances, LIBOR loans, and letters of credit. EBITDA represents net income before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets, and goodwill and intangible impairment. This revolving credit facility was repaid with the proceeds from the New Credit Facilities.

At December 31, 2016, $114,130,000 (US$85,000,000) of the revolving credit facility was payable in US funds and $302,000,000 was payable in Canadian funds. At December 31, 2015, $71,968,000 (US$52,000,000) of the revolving credit facility was payable in US funds and $25,000,000 was payable in Canadian funds. At December 31, 2016, $156,693,000 (US$116,700,000) (2015 – nil) of the term loan was payable in US funds and $300,000,000 (2015 – nil) was payable in Canadian funds. The average interest rate applicable at December 31, 2016, for the New Credit Facilities was 3.13% (2015 – 1.72%).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At December 31, 2016, the Company had issued and outstanding letters of credit that expire at various dates before January 2018, are payable in various currencies, and total $54,729,000 (2015 – $919,000). These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At December 31, 2016, $329,141,000 (2015 – $252,113,000) was available in the new revolving credit facility for future activities.

At December 31, 2016, there were $3,628,000 (2015 – nil) in additional letters of credit issued and outstanding, outside of the Company’s revolving credit facility. These were issued in various currencies and expire at various dates before November 2017.

The Company previously had a bid bond facility expiring on August 31, 2018, in the amount of $15 million. This facility allowed the Company access to an additional $5 million under the same terms and conditions upon approval from its lenders. It was used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in foreign currencies. As a result of entering into the agreement for the New Credit Facilities, this facility was cancelled during the quarter ended June 30, 2016. At December 31, 2015, $10,828,000 was issued under this bid bond facility, which was payable in various currencies and set to expire at various dates before April 2017.

Senior secured notes

The Company previously issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1,115,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between the Company, as issuer, and BNY Trust Company of Canada, as trustee and collateral agent; they were ranked pari passu with the Company’s existing revolving credit facility; and they contained restrictive covenants (note 27). Interest on the senior secured notes was payable semi-annually in arrears on May 10 and November 10 until maturity or the earlier of payment, redemption, or purchase in full of the senior secured notes.

The senior secured notes were redeemable by the Company, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture, with an option for the Company to purchase the notes for cancellation at any time. The senior secured notes were redeemed with the proceeds from the New Credit Facilities (described above). The breakage fee paid on redemption was $3,926,000 and was recorded in net interest expense.

Surety facilities

The Company has surety facilities to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At December 31, 2016, the Company issued bonds under these surety facilities

Notes to the Consolidated Financial Statements December 31, 2016	F-36	Stantec Inc.

totaling $162,000 (2015 – $387,000) in Canadian funds and $430,630,000 (US$320,719,000) (2015 – $4,726,000 (US$3,415,000)) in US funds and $1,320,000 in other foreign currencies. These bonds expire at various dates before November 2020.

Finance lease obligations

The Company has finance leases for software and for automotive and office equipment. At December 31, 2016, finance lease obligations included finance leases bearing interest at rates ranging from 1.37% to 5.93% (2015 – 0.66% to 9.08%). These finance leases expire at various dates before November 2021.

Future minimum lease payments under finance leases and the present value of the net minimum lease payments are as follows:

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Within one year	12,902	8,807
After one year but not more than five years	10,405	10,611
Total minimum lease payments	23,307	19,418
Present value of minimum lease payments	23,073	19,142
18. PROVISIONS
(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Provision for self-insured liabilities	69,394	61,480
Provisions for claims	25,210	13,277
Onerous contracts	10,792	10,693
End of employment benefit plans	11,279	-

	116,675	85,450
Less current portion	36,011	22,878
Long-term portion	80,664	62,572

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of consulting and construction services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. In some cases, the Company may be subject to claims for which it is only partly insured or completely insured. Damages assessed in connection with, and the cost of defending, such actions could be substantial and possibly in excess of policy limits, for which a range of possible outcomes are either not able to be estimated or not expected to be significant. However, based on advice and information provided by legal counsel, the Company’s previous experience with the settlement of similar claims, and the results of the annual actuarial review, management believes that the Company has recognized adequate provisions for probable and reasonably estimated liabilities associated with these claims. In addition, management believes that it has appropriate insurance in place to respond to and offset the cost of resolving these claims.

Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, provisions accrued involve estimates. The ultimate cost to resolve these claims may exceed or be less than that recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position.

Notes to the Consolidated Financial Statements December 31, 2016	F-37	Stantec Inc.

Management regularly reviews the timing of the outflows of these provisions. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s cash flows.

Provision for self-insured liabilities

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Provision, beginning of the year	61,480	50,074
Current-year provision	10,453	12,125
Claims from acquisitions	8,046	-
Payment for claims settlement	(9,612)	(7,056)
Impact of foreign exchange	(973)	6,337

Provision, end of the year	69,394	61,480

The current and long-term portions of provision for self-insured liabilities are determined based on an actuarial estimate. At December 31, 2016, the long-term portion was $64,037,000 (2015 – $56,722,000).

Provisions for claims

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Provisions, beginning of the year	13,277	4,506
Current-year provisions	2,316	2,087
Claims from acquisitions	23,639	8,746
Claims paid or otherwise settled	(11,289)	(4,255)
Impact of foreign exchange	(2,733)	2,193

Provisions, end of the year	25,210	13,277

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from previous acquisitions and may be indemnified by the acquiree (notes 7 and 14).

Onerous contracts

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Liability, beginning of the year	10,693	7,812
Current-year provisions	4,319	3,724
Resulting from acquisitions	2,462	1,450
Costs paid or otherwise settled	(6,582)	(3,290)
Impact of foreign exchange	(100)	997

Liability, end of the year	10,792	10,693

Onerous contracts consist of lease exit liabilities and sublease losses. Payments for these onerous contracts will occur until 2024.

Notes to the Consolidated Financial Statements December 31, 2016	F-38	Stantec Inc.

19. NET EMPLOYEE DEFINED BENEFIT LIABILITY

Resulting from the MWH acquisition on May 6, 2016, the Company became the sponsor of defined benefit pension plans (the Plans) covering certain full-time employees and past employees, primarily in the United Kingdom. The benefits for the defined benefit pension plans are based on final compensation and years of service. The Plans ceased all future service benefits, although the future salary link has been retained for certain continuing active members.

The Plans are governed by the laws of the United Kingdom. Each pension plan has a board of trustees, consisting of four employer-appointed trustees (of which one is a professional trustee) and two-member nominated trustees, that is responsible for administering the plan assets and defining the Plans’ investment policies.

The funding objective of each pension plan is to have sufficient and appropriate assets to meet actuarial liabilities. The board of trustees reviews the level of funding required based on separate triennial actuarial valuations for funding purposes; the most recent was completed as at March 31, 2014. The Plans require that contributions be made to separately administered funds, which are maintained independently with custodians. The Company expects to contribute $11,800,000 to the Plans in 2017.

The Plans expose the Company to a number of risks, including: changes to long-term UK interest rates and inflation expectations, movements in global investment markets, changes in life expectancy rates, foreign exchange risk, and regulatory risk from changes in UK pension legislation. As the plan assets include significant investments in equities, the Company is also exposed to price risk.

Guaranteed annuities are purchased for certain plan members upon retirement which protects a portion of the Plans from changes in interest rates and longevity post retirement. Post-retirement benefits that are fully matched with insurance policies have been included in both the asset and liability figures in the following tables.

A program of liability-driven investments (LDIs) has been implemented to hedge a portion of the Plans’ long-term interest rate risk. The LDI program is at a relatively early stage and relates to only a portion of the Plans’ investments; therefore, the Plans remain exposed to significant interest rate risk, along with the other risks mentioned above.

Notes to the Consolidated Financial Statements December 31, 2016	F-39	Stantec Inc.

The following table shows a reconciliation from the opening balances to the closing balances for the net defined benefit liability and its components:

		Defined Benefit Obligation	Fair Value of Plan Assets	Net Defined Benefit Liability

(In thousands of Canadian dollars)	Note	2016 $	2016 $	2016 $

Acquisition of MWH	7	383,609	(339,786)	43,823

Included in profit or loss
Service costs		3	-	3
Interest expense (income)		7,517	(6,700)	817
Administrative expenses paid by the Plans		-	907	907

		7,520	(5,793)	1,727

Included in other comprehensive income
Return on plan assets (excluding interest income)		-	(19,521)	(19,521)
Actuarial (gains) losses arising from:
Changes in demographic assumptions		(1,306)	-	(1,306)
Changes in financial assumptions		35,015	-	35,015
Experience adjustments		3,194	-	3,194
Effect of movement in exchange rates		(44,985)	40,140	(4,845)

		(8,082)	20,619	12,537

Other
Effect of movement in exchange rates		(8,431)	8,431	-
Contributions by employer		-	(7,597)	(7,597)

		(8,431)	834	(7,597)

Balance, end of the year		374,616	(324,126)	50,490

Comparative figures have not been included in the above table and the supporting tables in this note as the Company did not sponsor defined benefit pension plans in 2015.

Notes to the Consolidated Financial Statements December 31, 2016	F-40	Stantec Inc.

The major categories of plan assets, measured at fair value, are as follows:

(In thousands of Canadian dollars)	December 31 2016 $

Cash and cash equivalents	8,807

Investments quoted in active markets (mutual funds and exchange-traded funds):
Equities	80,804
Corporate bonds and fixed income	36,110
Property funds	7,979

Unquoted investments (insurance contract):
Annuity policies	90,520
Equities and property	59,045
Corporate bonds	19,083
Cash and cash equivalents	21,778

Fair value of plan assets	324,126

The investment policy for the Plans is to balance risk and return. Approximately 40% of the Plans’ assets are invested in mutual funds and exchange-traded funds (both of which are fair valued using quoted market prices) or held in cash. Approximately 30% of the Plans’ assets are held in annuity policies which are purchased for certain plan members upon retirement. The fair value of these policies reflects the value of the obligation for these retired plan members determined using actuarial techniques and guaranteed annuity rates. The remaining assets of the Plans are invested in a wholly insured with-profits insurance contract with a major insurance company. Contributions made to this contract are invested in insurance policies administered by third parties, which provide for a declared rate of interest. The yields on the investments are intended to provide for a steady return on the assets, which is not wholly dependent on stock market fluctuations, to reflect the long-term performance of the investment. The insurance contract is fair valued using valuation techniques with market observable inputs.

The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using actuarial valuations. The principal assumptions used in determining pension benefit obligations for the Plans are shown below (expressed as weighted averages):

December 31 2016

Discount rate	2.68%
Rate of increase in salaries	4.50%
Rate of inflation, pre-retirement	2.45%
Rate of inflation, post-retirement	3.25%
Rate of increase in future pensions payment	3.58%

Life expectancy at age 65 for current pensioners:
Male	22 years
Female	24 years

Life expectancy at age 65 for current members aged 40:
Male	24 years
Female	26 years

At December 31, 2016, the weighted average duration of the defined benefit obligation was 14 years.

Notes to the Consolidated Financial Statements December 31, 2016	F-41	Stantec Inc.

Quantitative sensitivity analyses showing the impact on the defined benefit obligation for significant assumptions are as follows:

	December 31 2016

(In thousands of Canadian dollars)	Increase $	Decrease $

Change in discount rate by 0.25%	(10,514)	11,042
Change in pre-retirement inflation rate by 0.25%	3,497	(3,279)
Change in post-retirement inflation rate by 0.25%	5,027	(4,590)
Change in salary growth by 0.25%	773	(618)
Change in pension increase assumption by 0.25%	773	(773)
Increase of one year in the life expectancy	4,635	n/a

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period. The sensitivity analyses are based on a change in a significant assumption, keeping all other assumptions constant, and may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another.

20. OTHER LIABILITIES

(In thousands of Canadian dollars)	Note	December 31 2016 $	December 31 2015 $

Deferred gain on sale leaseback		1,080	1,790
Lease inducement benefits		50,322	44,967
Lease disadvantages		4,840	3,994
Deferred share units payable	24	16,150	16,550
Other cash-settled share-based compensation	24	8,042	5,882
Liability for uncertain tax positions		28,788	6,667

		109,222	79,850
Less current portion		20,795	12,162

Long-term portion		88,427	67,688

21. DERIVATIVE FINANCIAL INSTRUMENTS

During the year ended December 31, 2016, the Company entered into US$773 million foreign currency forward contract agreements to purchase US$773 million for $1,009 million at fixed rates varying from 1.3236 to 1.28655 that matured on May 6, 2016. These derivative financial instruments were entered into to mitigate foreign currency fluctuation risk on the purchase price of MWH that was to be paid in US dollars. The fair value of the contracts resulted in a realized loss of $10,244,000. The Company designated these foreign currency forward contracts as a cash flow hedge against the purchase price of MWH; therefore, the unrealized loss relating to these derivative financial instruments was recorded in other comprehensive income until it was realized on the maturity date. The hedging relationship was effective to the date of maturity.

22. COMMITMENTS

The Company has various operating lease commitments, including commitments for annual basic premises rent under long-term leases and equipment and vehicle operating leases. The Company also has purchase obligations for cloud services, software support, and equipment. Depending on the agreement, the Company may enter into renewal options or escalation clauses.

Notes to the Consolidated Financial Statements December 31, 2016	F-42	Stantec Inc.

Future minimum rental payments payable under noncancellable operating leases and purchase obligations as at December 31, 2016, are as follows:

(In thousands of Canadian dollars)	$

Within one year	220,668
After one year but not more than five years	534,915
More than five years	381,952

1,137,535

The premises rental expense for the year ended December 31, 2016, was $164,988,000 (2015 – $134,035,000).

23. CONTINGENCIES AND GUARANTEES

The nature of the Company’s legal claims and the provisions recorded for these claims are described in note 18. Although the Company accrues adequate provisions for probable legal claims, it has contingent liabilities relating to reported legal incidents that, based on current known facts, are not probable to result in future cash outflows. The Company is monitoring these incidents and will accrue no provision until further information results in a situation in which the criteria required to record a provision is met. Due to the nature of these incidents, such as the range of possible outcomes and the possibility of litigation, it is not practicable for management to estimate the financial effects of these incidents, the amount and timing of future outflows, and the possibility of any reimbursement of these outflows.

In the normal course of business, the Company provides indemnifications and, in limited circumstances, surety bonds and guarantees. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. The Company also indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require the Company to compensate the counterparty for costs incurred as a result of various events, including changes to or in the interpretation of laws and regulations, or as a result of damages or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications and guarantees will vary based on the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. In most cases, the potential payment amount of an outstanding indemnification or guarantee is limited to the remaining cost of work to be performed under engineering and construction contracts. The Company carries liability insurance, subject to certain deductibles and policy limits, that provides protection against certain insurable indemnifications. Historically, the Company has not made any material payments under such indemnifications or guarantees, and no amounts have been accrued in the consolidated financial statements with respect to these indemnifications and guarantees.

24. SHARE CAPITAL

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During 2015, the Company filed a Normal Course Issuer Bid with the TSX, which enabled it to purchase up to 3,774,179 common shares during the period of November 10, 2015, to November 9, 2016. During 2016, 572,825 common shares were repurchased for cancellation pursuant to the ongoing Normal Course Issuer Bid at a cost of $18,210,000. Of this amount, $1,754,000 and $95,000 reduced the share capital and contributed surplus accounts, respectively, with $16,361,000 being charged to retained earnings. On November 9, 2016, the Company received approval from the TSX respecting the renewal of the Company’s Normal Course Issuer Bid which enables it to purchase up to 3,418,357 common shares during the period November 14, 2016, to November 13, 2017. No common shares were repurchased for cancellation in 2015.

During 2016, the Company filed a short-form prospectus with securities regulators in Canada and the United States to allow for the issuance of 17,360,000 in subscription receipts for $525,140,000, representing the right of the holder to

Notes to the Consolidated Financial Statements December 31, 2016	F-43	Stantec Inc.

receive, without payment of additional consideration, one common share of the Company upon closing of the MWH acquisition. After share issuance costs of $22,781,000, the net proceeds to the Company were $502,359,000. The underwriters exercised their option to purchase an overallotment of 2,604,000 subscription receipts for $78,771,000 under the same terms as above. After share issuance costs of $3,069,000, the net proceeds on the overallotment were $75,702,000. Therefore, the total price to the public, the issuance costs, and the net proceeds to the Company were $603,911,000, $25,850,000, and $578,061,000, respectively.

During 2016, the Company recognized a share-based compensation expense of $8,912,000 (2015 – $11,200,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $4,418,000 (2015 – $5,238,000) related to the fair value of options granted and $4,494,000 (2015 – $5,962,000) related to the cash-settled share-based compensation (DSUs, RSUs, and PSUs).

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options, for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors.

The table below describes the dividends declared and recorded in the consolidated financial statements in 2016.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $
February 24, 2016	March 31, 2016	April 14, 2016	0.1125	10,563,000
May 11, 2016	June 30, 2016	July 14, 2016	0.1125	12,814,000
August 3, 2016	September 30, 2016	October 13, 2016	0.1125	12,819,000
November 9, 2016	December 30, 2016	January 12, 2017	0.1125	-

At December 31, 2016, trade and other payables included $12,834,000 (2015 – $9,916,000) related to the dividends declared on November 9, 2016.

Share-based payment transactions

In 2016, under the long-term incentive program, the Company granted share options and PSUs. The Company also has a DSU plan for the board of directors.

a) Share options

The Company has granted share options to officers and employees to purchase 3,655,020 shares at prices from $14.33 to $32.90 per share. These options expire on dates between January 28, 2018, and March 3, 2022.

	December 31		December 31
	2016		2015
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
	#	$	#	$

Share options, beginning of the year	2,980,601	26.17	2,676,568	21.82
Granted	995,904	32.83	965,064	32.01
Exercised	(254,156)	19.76	(599,640)	15.81
Forfeited	(67,329)	31.45	(61,391)	29.48

Share options, end of the year	3,655,020	28.33	2,980,601	26.17

Notes to the Consolidated Financial Statements December 31, 2016	F-44	Stantec Inc.

The options held by officers and employees at December 31, 2016, were as follows:

Options Outstanding				Options Exercisable
Range of Exercise Prices $	Outstanding #	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $	Shares Exercisable #	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $

14.33 – 14.88	505,980	1.73	14.66	505,980	1.73	14.66
20.88	548,136	3.16	20.88	548,136	3.16	20.88
32.01 – 32.90	2,600,904	4.60	32.56	774,275	4.56	32.56

14.33 – 32.90	3,655,020	3.99	28.33	1,828,391	3.36	24.09

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed to use when estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions.

In 2016, the Company granted 995,904 (2015 – 965,064) share options. The estimated fair value of options granted at the share market price on the grant date was $5.22 (2015 – $5.86) and was determined using the weighted average assumptions indicated below:

	2016	2015

Volatility in the price of the Company’s shares (%)	23.73	24.73
Risk-free interest rate (%)	0.76	0.59
Expected hold period to exercise (years)	3.50	4.50
Dividend yield (%)	1.370	1.310
Exercise price ($)	32.83	32.01

The expected volatility was based on the historical volatility of the Company’s shares over a period commensurate with the expected hold period of the share options. The risk-free interest rate for the expected hold period of the options was based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data was used to estimate the expected hold period before exercising the options. The options have a contractual life of five years.

A summary of the status of the Company’s non-vested options as at December 31, 2016, and of changes in the period are as follows:

	Number of Shares Subject to Option #	Weighted Average Grant Date Fair Value $

Non-vested share options, beginning of the year	1,722,237	6.33
Granted	995,904	5.22
Vested	(840,267)	6.23
Forfeited	(51,245)	5.89
Non-vested share options, end of the year	1,826,629	5.78

As at December 31, 2016, 1,826,629 (2015 – 1,722,237) options remained unvested. As at December 31, 2016, a total compensation cost of $3,938,000 (2015 – $3,501,000) relating to the Company’s share option plans remained unrecognized. This cost is expected to be recognized over a weighted average period of 0.98 years (2015 – 0.86 years).

Notes to the Consolidated Financial Statements December 31, 2016	F-45	Stantec Inc.

b) Restricted share units

Under the Company’s restricted share unit (RSU) plan, senior vice presidents (SVPs) received RSUs. An RSU is equal to one common share. After two years from the date granted, SVPs received a cash payment equivalent to the weighted-by-volume average of the closing price of the Company’s common shares for the last 10 trading days before the units’ release date. The RSUs vested on their grant date since the SVPs were not required to complete a specified period of service. The units were recorded at fair value. RSUs were adjusted for dividends as they arose, based on the number of units outstanding on the record date.

During 2016, no RSU’s (2015 – 494) were issued and 38,450 RSUs were paid at an intrinsic value of $1,137,000 (2015 – 50,535 units paid at an intrinsic value of $1,647,000). At December 31, 2016, no RSUs were outstanding (2015 – 38,450 RSUs were outstanding at a fair value of $1,135,000).

c) Performance share units

Under the Company’s Long-Term Incentive Plan, certain members of the senior leadership teams, including the chief executive officer (CEO), may be granted performance share units (PSUs). These units are adjusted for dividends as they arise, based on the number of units held on the record date. PSUs vest upon completing a three-year service condition that starts on the grant date. The number of units that vest is subject to a percentage that can range from 0% to 200%, depending on achieving two equally weighted three-year performance objectives based on net income growth and return on equity. For units that vest, unit holders receive a cash payment based on the closing price of the Company’s common shares on the third anniversary date of issue. The fair value of these units is expensed over their three-year vesting period.

During 2016, 233,255 PSUs were issued (2015 – 197,370) and 5,243 units were forfeited (2015 – 5,064). At December 31, 2016, 576,055 PSUs were outstanding at a fair value of $15,452,000 (2015 – 348,043 PSUs were outstanding at a fair value of $9,962,000).

d) Deferred share units

The Company also has a deferred share unit (DSU) plan; directors of the board may receive DSUs. A DSU is equal to one common share. Before 2014, the CEO could also receive DSUs. These units vest on their grant date and are paid in cash to the CEO and directors of the board on their death or retirement, or in the case of the CEO, in cash on termination. They are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. These units are recorded at fair value. DSUs are adjusted for dividends as they arise, based on the number of units outstanding on the record date.

During 2016, 37,325 DSUs (2015 – 57,073) were issued. At December 31, 2016, 466,365 DSUs were outstanding at the fair value of $16,150,000 (2015 – 476,777 DSUs were outstanding at a fair value of $16,550,000).

25. FAIR VALUE MEASUREMENTS

All financial instruments carried at fair value are categorized into one of the following three categories:

•	Level 1 – quoted market prices in active markets for identical assets or liabilities at the measurement date

•	Level 2 – observable inputs other than quoted prices included within level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets or liabilities that are not active, or other inputs that are observable directly or indirectly

•	Level 3 – unobservable inputs for the assets and liabilities that reflect the reporting entity’s own assumptions and are not based on observable market data

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

Notes to the Consolidated Financial Statements December 31, 2016	F-46	Stantec Inc.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets at fair value on a recurring basis. During 2016, no change was made to the method of determining fair value.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. During the year ended December 31, 2016, no transfers were made between levels 1 and 2 fair value measurements.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis as at December 31, 2016:

(In thousands of Canadian dollars)	Notes	Carrying Amount $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Assets
Investments held for self-insured liabilities	14	141,142	-	141,142	-

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis as at December 31, 2016:

(In thousands of Canadian dollars)	Note	Fair Value Amount of Liability $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Notes payable	17	127,565	-	127,565	-

The fair values of notes payable are determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

26. FINANCIAL INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, cash in escrow, trade and other receivables, investments held for self-insured liabilities, holdbacks on long-term contracts, and indemnifications.

Notes to the Consolidated Financial Statements December 31, 2016	F-47	Stantec Inc.

The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which, at December 31, 2016, was $1,203,532,000 (2015 – $785,795,000).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds, equities, and term deposits. The risk associated with corporate bonds, equities, and term deposits is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade and other receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables, which, at December 31, 2016, was 57 days (2015 – 68 days).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $800 million revolving credit facility and term loan, and the issuance of common shares. The unused capacity of the revolving credit facility at December 31, 2016, was $329,141,000 (2015 – $252,113,000). The Company believes that it has sufficient resources to meet its obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (note 7).

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

	Total	Less than 1 Year	1 to 3 Years	After 3 Years
(In thousands of Canadian dollars)	$	$	$	$

December 31, 2015
Trade and other payables	352,199	352,199	-	-
Long-term debt	368,226	133,557	233,523	1,146
Other financial liabilities	5,349	2,601	247	2,501

Total contractual obligations	725,774	488,357	233,770	3,647

December 31, 2016
Trade and other payables	718,197	718,197	-	-
Long-term debt	1,022,956	92,390	929,478	1,088
Other financial liabilities	9,969	2,378	7,591	-

Total contractual obligations	1,751,122	812,965	937,069	1,088

In addition to the financial liabilities listed in the table, the Company will pay interest on the revolving credit facility and term loan outstanding in future periods. Further information on long-term debt is included in note 17.

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility and term loan are based on floating interest rates. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds and term deposits.

If the interest rate on the Company’s revolving credit facility and term loan balances at December 31, 2016, was 0.5% higher, with all other variables held constant, net income would have decreased by $2,390,000. If it was 0.5% lower, an equal and opposite impact on net income would have occurred.

Notes to the Consolidated Financial Statements December 31, 2016	F-48	Stantec Inc.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency–denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts.

If exchange rates were 1.0% lower at December 31, 2016, with all other variables held constant, net income would have decreased by $129,000. If they were 1.0% higher, an equal and opposite impact on net income would have occurred.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

Price risk

The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified. A 1.0% increase in equity prices at December 31, 2016, would have increased the Company’s comprehensive income by $337,000. A 1.0% decrease would have had an equal and opposite impact on comprehensive income.

27. CAPITAL MANAGEMENT

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, acquisition growth, and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to Normal Course Issuer Bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to EBITDA ratio below 2.5
•	Return on equity (ROE) at or above 12%

These targets are established annually and monitored quarterly. The Company revised its target for ROE from at or above 14% that was set for 2015 to at or above 12% for 2016. ROE is impacted by net income and by fluctuations in the Canadian dollar since the resulting unrealized gains or losses on the translation of the Company’s foreign subsidiaries impacts shareholders’ equity. As well, ROE is impacted by remeasurements of the Company’s defined benefit pension plans.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents and cash in escrow, divided by (2) EBITDA, calculated as income before income taxes, net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible asset impairment. The Company’s net debt to EBITDA ratio at December 31, 2016, was 2.38 (2015 – 0.94), calculated on a trailing four-quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-IFRS measure, is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of those quarters. The Company’s ROE for the year ended December 31, 2016, was 7.8%

Notes to the Consolidated Financial Statements December 31, 2016	F-49	Stantec Inc.

(2015 – 12.9%). The Company did not meet its ROE target since net income was impacted by acquisition-related costs and additional shares issued that primarily related to the MWH acquisition.

The Company is subject to restrictive covenants related to its New Credit Facilities that are measured quarterly. These covenants include, but are not limited to, a leverage ratio and an interest coverage ratio (non-IFRS measures). The leverage ratio is calculated as consolidated debt to EBITDA, and the interest coverage ratio is calculated as EBITDA to interest expense. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation.

The Company was also subject to restrictive covenants related to its $350 million revolving credit facility and its senior secured notes that were measured quarterly. These facilities were repaid and redeemed, respectively, during the second quarter of 2016. These covenants included, but were not limited to, consolidated debt to EBITDA and EBITDAR to consolidated debt service ratio (non-IFRS measures). EBITDAR was calculated as EBITDA, plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may have constituted a default, potentially resulting in accelerating the repayment of the debt obligation.

The Company was in compliance with the covenants under these agreements as at and throughout the year ended December 31, 2016.

28. INCOME TAXES

The effective income tax rate in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

	For the year ended December 31

	2016	2015
	%	%

Income tax expense at statutory Canadian rates	27.0	26.5
Increase (decrease) resulting from:
Rate differential on foreign income	5.2	2.0
Unrecognized tax losses and temporary differences	1.1	-
Non-deductible acquisition related costs	1.2	-
Non-deductible meals and entertainment	1.0	0.6
Income from associated companies	0.7	(0.2)
Non-taxable foreign income	(7.3)	(1.7)
Research and development and other tax credits	(1.3)	(1.7)
Other	0.2	0.6
	27.8	26.1

The major components of deferred income tax expense (recovery) are as follows:

	For the year ended December 31

	2016	2015
(In thousands of Canadian dollars)	$	$

Origination and reversal of timing differences	12,655	(10,067)
Carryback of tax losses	-	3,335
Unrecognized tax losses and temporary differences	1,804	-
Change of tax rates	(1,897)	434

Total deferred income tax expense (recovery)	12,562	(6,298)

Notes to the Consolidated Financial Statements December 31, 2016	F-50	Stantec Inc.

Significant components of the Company’s net deferred income tax assets (liabilities) are as follows:

	December 31 2016	December 31 2015
(In thousands of Canadian dollars)	$	$

Deferred income tax assets (liabilities)
Differences in timing of taxability of revenue and deductibility of expenses	69,306	46,257
Loss carryforwards	22,202	9,168
Employee defined benefit plan	8,695	-
Carrying value of property and equipment less than (in excess of) tax cost	4,610	543
Carrying value of intangible assets in excess of tax cost	(150,725)	(53,006)
Cash to accrual adjustment on acquisition of US subsidiaries	(7,801)	(10,731)
Other	316	(2,233)

	(53,397)	(10,0 02)

The following is a reconciliation of net deferred tax assets (liabilities):

	December 31	December 31
	2016	2015
(In thousands of Canadian dollars)	$	$

Balance, beginning of the year	(10,002)	(15,801)
Tax recovery during the year recognized in net income	(12,562)	6,298
Tax effect on other comprehensive income	2,886	77
Deferred taxes acquired through business combinations	(28,253)	851
Impact of foreign exchange	(4,459)	(985)
Other	(1,007)	(442)

Balance, end of the year	(53,397)	(10,002)

At December 31, 2016, except as noted below, all loss carryforwards and deductible temporary differences available to reduce the taxable income of Canadian, US, and foreign subsidiaries were recognized in the consolidated financial statements.

	December 31	December 31
	2016	2015
(In thousands of Canadian dollars)	$	$

Deductible temporary differences	8,812	153
Non-capital tax losses:
Expire (2017-2036)	36,804	8,044
Never expire	53,991	8,840
	90,795	16,884
Capital tax losses:
Never expire	10,292	-

	109,899	17,037

Notes to the Consolidated Financial Statements December 31, 2016	F-51	Stantec Inc.

29. NET INTEREST EXPENSE AND OTHER NET FINANCE EXPENSE

	For the year ended December 31
Net interest expense

(In thousands of Canadian dollars)	2016 $	2015 $

Interest on notes payable	4,407	4,327
Interest on revolving credit facilities	19,791	2,365
Interest on senior secured notes	5,809	5,649
Interest on finance leases	327	288
Other	1,194	676

Total interest expense	31,528	13,305

Interest income on available-for-sale investment debt securities	(2,140)	(1,738)
Other	(740)	(638)

Total interest income	(2,880)	(2,376)

Net interest expense	28,648	10,929

Other net finance expense

	For the year ended December 31

(In thousands of Canadian dollars)	2016 $	2015 $

Amortization on available-for-sale investment debt securities	409	682
Bank charges	7,255	2,651

Total other finance expense	7,664	3,333

Realized gain on sale of available-for-sale investment debt securities	(51)	(25)
Derecognition of notes payable	(1,257)	-

Other net finance expense	6,356	3,308

30. EMPLOYEE COSTS

		For the year ended December 31

(In thousands of Canadian dollars)	Note	2016 $	2015 $

Wages, salaries, and benefits		2,211,728	1,666,251
Pension costs		58,852	46,608
Share-based compensation	24	8,912	11,200

Total employee costs		2,279,492	1,724,059

Direct labor		1,422,058	1,081,088
Indirect labor		857,434	642,971

Total employee costs		2,279,492	1,724,059

Notes to the Consolidated Financial Statements December 31, 2016	F-52	Stantec Inc.

Direct labor costs include salaries, wages, and related fringe benefits for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income. Included in pension costs are $57,125,000 (2015 – $46,608,000) related to defined contribution plans.

31. OTHER EXPENSE (INCOME)

	For the year ended December 31

(In thousands of Canadian dollars)	2016 $	2015 $

Loss (gain) on sale of property and equipment	1,452	(1,888)
Realized gain on available-for-sale equity securities	(28)	(4,466)
Loss on sale of a subsidiary	-	4,096
Other	(1,152)	(974)

Total other expense (income)	272	(3,232)

32. EARNINGS PER SHARE

The number of basic and diluted common shares outstanding, calculated on a weighted average basis, is as follows:

	December 31 2016 #	December 31 2015 #

Basic shares outstanding	107,006,168	94,143,455
Share options (dilutive effect of 3,655,020 options; 2015 – 2,980,601 options)	319,623	450,480

Diluted shares outstanding	107,325,791	94,593,935

At December 31, 2016, and 2015, no options were antidilutive.

Notes to the Consolidated Financial Statements December 31, 2016	F-53	Stantec Inc.

33. CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities determined by the indirect method are as follows:

	For the year ended December 31

(In thousands of Canadian dollars)	2016 $	2015 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the year	130,549	156,378
Add (deduct) items not affecting cash:
Depreciation of property and equipment	51,172	45,880
Amortization of intangible assets	75,660	37,853
Deferred income taxes	12,562	(6,298)
Loss (gain) on sale of property and equipment	1,452	(1,888)
Realized gain on available-for-sale equity securities	(28)	(4,466)
Loss on sale of a subsidiary	-	4,096
Share-based compensation	8,912	11,200
Provision for self-insured liabilities and claims	12,769	14,212
Share of income from joint ventures and associates	(2,406)	(2,048)
Other non-cash items	(2,426)	(9,434)

	288,216	245,485

Trade and other receivables	32,766	(7,897)
Unbilled revenue	1,890	12,736
Prepaid expenses	(1,536)	(665)
Income taxes recoverable	(4,791)	(6,606)
Trade and other payables	1,699	(21,103)
Billings in excess of costs	(32,556)	(16,431)

	(2,528)	(39,966)

Cash flows from operating activities	285,688	205,519

34. RELATED-PARTY DISCLOSURES

Subsidiaries

At December 31, 2016, the Company has subsidiaries that are controlled by the Company and are consolidated in its financial statements. Control is established when the Company is exposed to the variable returns of the entity and can use its power to influence the variable returns.

The Company owns 100% of the voting and restricted securities of the entities below, except for certain non-controlling interests as noted. Based on facts and circumstances, management determined that the Company controls these entities and that the non-controlling interests are immaterial.

Name	Jurisdiction of Incorporation

58053 Newfoundland & Labrador Inc.	Newfoundland and Labrador, Canada
59991 Newfoundland & Labrador Ltd.	Newfoundland and Labrador, Canada
3221969 Nova Scotia Company	Nova Scotia, Canada
9073-4195 Québec Inc.	Québec, Canada
AIVEK Stantec Limited Partnership*	Newfoundland and Labrador, Canada
Azimut Services (Central) Inc.	Canada
Brycon-MWHC Joint Venture*	Unincorporated
Bury – AUS, Inc.	Texas, United States
Bury – DFW, Inc.	Texas, United States

   *Non-controlling interest

Notes to the Consolidated Financial Statements December 31, 2016	F-54	Stantec Inc.

Name	Jurisdiction of Incorporation

Bury – HOU, Inc.	Texas, United States
Bury – SAN, Inc.	Texas, United States
Bury + Partners-HS&A, Inc.	Texas, United States
Bury + Partners-International, Inc.	Texas, United States
Bury + Partners-Public Works, Inc.	Delaware, United States
Bury + Partners-Virginia, Inc.	Texas, United States
Bury Holdings, Inc.	Texas, United States
Edwards and Zuck Consulting Engineers, D.P.C.	New York, United States
ENTRAN of Virginia, PLLC	Virginia, United States
FST Engineers, Inc.	New York, United States
Harza Associates of New York PLLC	New York, United States
Harza International Development Company, LLC	Delaware, United States
Hawksley Consulting Limited	New Zealand
Hawksley Consulting Pty Limited	Australia
Houston Airport Alliance*	Unincorporated
Innovyze Limited	United Kingdom
Innovyze Pty Limited	Australia
Innovyze, Inc.	California, United States
International Insurance Group Inc.	Barbados
Land Design Partners-San Antonio, Inc.	Delaware, United States
Land Design Partners, Inc.	Texas, United States
Montgomery Engineers Limited	Bermuda
Montgomery Watson (Bermuda) Ltd.	Bermuda
Montgomery Watson Brasil, Ltda.	Brazil
Montgomery Watson Engineers of New York, P.C.	New York, United States
Montgomery Watson Harza (MWH) Mühendislik ve Müsavirlik
Limited Sirketi	Turkey
Mustang Acquisition Holdings Inc.	Delaware, United States
MWH (DRC) S.P.R.L.	Congo
MWH (Fiji) Limited	Fiji
MWH/AGS SFDPW*	Unincorporated
MWH/AGS/LEE*	Unincorporated
MWH-AGS, Inc. JV*	Unincorporated
MWH Americas, Inc. Chile, Limitada	Chile
MWH Americas of Costa Rica, S.A.	Costa Rica
MWH Americas, A New York Corporation	New York, United States
MWH Americas, Inc.	California, United States
MWH Architects and Engineers of New York, P.C.	New York, United States
MWH Architects and Engineers, Inc.	Delaware, United States
MWH Argentina, S.A.	Argentina
MWH Asia Limited	Hong Kong
MWH Australia Pty Limited	Australia
MWH B.V.	Netherlands
MWH Canada, Inc.	Canada
MWH Constructors Australia Pty Limited	Australia
MWH Constructors Canada Ltd.	Canada
MWH Constructors Holding B.V.	Netherlands
MWH Constructors Holdings Limited	Hong Kong
MWH Constructors Israel, Inc.	Delaware, United States
MWH Constructors Limited	United Kingdom
MWH Constructors Nevada, Inc.	Nevada, United States
MWH Constructors NZ Limited	New Zealand
MWH Constructors, Inc.	Delaware, United States

  *Non-controlling interest

Notes to the Consolidated Financial Statements December 31, 2016	F-55	Stantec Inc.

Name	Jurisdiction of Incorporation

MWH Constructors, Inc. & J.A. Tiberti Construction Co., Inc.
DBA Nevada Water Solutions Joint Venture*	Unincorporated
MWH Constructors, Inc. & Slayden Construction Group Inc.,
Joint Venture*	Unincorporated
MWH Consultants (Singapore) Pte Limited	Singapore
MWH Consulting (Shanghai) Co., Limited	China
MWH-Delta*	Unincorporated
MWH Energy Solutions, Inc.	Delaware, United States
MWH Engineers of D.C., P.C.	District of Columbia, United States
MWH Enterprises, Inc.	Delaware, United States
MWH Environmental Engineering (Shanghai) Co., Limited	China
MWH Environmental Technologies Taiwan Ltd.	Taiwan
MWH Europe Limited	United Kingdom
MWH Farrer Limited	United Kingdom
MWH Holding B.V.	Netherlands
MWH Holdings Limited	New Zealand
MWH IFI Limited	Hong Kong
MWH India Private Ltd.	India
MWH International, Inc.	Delaware, United States
MWH.JHCE JV*	Unincorporated
MWH/Khafra Joint Venture*	Unincorprated
MWH Limited	United Kingdom
MWH New Zealand Limited	New Zealand
MWH NZ International Limited	New Zealand
MWH Pakistan (Private) Limited	Pakistan
MWH Panama S.A.	Panama
MWH Peru, S.A.	Peru
MWH Rateware, Inc.	Delaware, United States
MWH Recovery Limited	New Zealand
MWH ResourceNet (India) Private Limited	India
MWH Società Per Azioni	Italy
MWH Société Anonyme	Belgium
MWH Treatment Limited	United Kingdom
MWH-TRSE*	Unincorporated
MWH UK Limited	United Kingdom
MWH Venezuela C.A.	Venezuela
MWH Venezuela (SA) LLC	Delaware, United States
MWH-WRE*	Unincorporated
R.G. Consulting Group Limited	New Zealand
RDC of Nepal	Cayman Islands
Saenz+Bury Engineering, LLC	Texas, United States
Servicios de Infraestructura SDI C.A.	Venezuela
Slayden Constructors, Inc.	Oregon, United States
Stantec Aircraft Holdings Ltd.	Alberta, Canada
Stantec Consulting Caribbean Ltd.	Barbados
Stantec Consulting Cayman Islands Ltd.	Cayman Islands
Stantec Consulting International LLC	Arizona, United States
Stantec Consulting International Ltd.	Canada
Stantec Consulting Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Consulting Ltd./Stantec Experts-conseils ltée	Canada
Stantec Consulting México, S. de R.L. de C.V.	Mexico
Stantec Consulting Michigan Inc.	Michigan, United States
Stantec Consulting Services Inc.	New York, United States
Stantec Delaware II LLC	Delaware, United States

  *Non-controlling interest

Notes to the Consolidated Financial Statements December 31, 2016	F-56	Stantec Inc.

Name	Jurisdiction of Incorporation

Stantec Delaware III LLC	Delaware, United States
Stantec Delaware IV LLC	Delaware, United States
Stantec Energy & Resources Inc.	Delaware, United States
Stantec Holdings II Ltd.	Alberta, Canada
Stantec Limited	England and Wales
Stantec Newfoundland & Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Technology International Inc.	Delaware, United States
Stassinu Stantec Limited Partnership*	Newfoundland and Labrador, Canada
Thomas Hawksley Consulting Limited	United Kingdom
UEI Associates, Inc.	Texas, United States
UEI Global I, Inc.	Texas, United States
Universal Energy do Brasil Ltda.	Brazil

   *Non-controlling interest

There are no significant restrictions on the Company’s ability to access or use assets or to settle liabilities of its subsidiaries. The financial statements of all subsidiaries are prepared as at the same reporting date as the Company’s.

Structured entities

At December 31, 2016, the Company has management agreements in place with several entities to provide various services, including architecture, engineering, planning, and project management. These entities have been designed so that voting rights are not the dominant factor in deciding who controls the entity. Each entity has a management agreement in place that provides the Company with control over the relevant activities of the entity where it has been assessed that the Company is exposed to variable returns of the entity and can use its power to influence the variable returns. The Company receives a management fee generally equal to the net income of the entities and has an obligation regarding the liabilities and losses of the entities. Based on these facts and circumstances, management determined that the Company controls these entities, and they are consolidated in the Company’s consolidated financial statements. The Company does not have any unconsolidated structured entities.

The following is a list of structured entities that are consolidated in the Company’s financial statements.

Name Jurisdiction of Incorporation

Architecture Stantec Québec Ltée	Québec, Canada
MWH Consultancy (Malaysia) Sdn Bhd	Malaysia
SHW Group LLC	Michigan, United States
Stantec Architecture and Engineering LLC	Pennsylvania, United States
Stantec Architecture and Engineering P.C.	Massachusetts, United States
Stantec Architecture Inc.	North Carolina, United States
Stantec Architecture Ltd.	Canada
Stantec Connecticut Inc.	Connecticut, United States
Stantec Engineering (Puerto Rico) P.S.C.	Puerto Rico
Stantec Geomatics Ltd.	Alberta, Canada
Stantec International Inc.	Pennsylvania, United States
Stantec Planning and Landscape Architecture P.C.	Maine, United States
Stantec Planning and Landscape Architecture P.C. New York, United States

Joint ventures and associates

The Company enters into transactions through its investments in joint ventures and associates. These transactions involve providing or receiving services and these transactions were entered into in the normal course of business and on an arm’s-length basis.

Notes to the Consolidated Financial Statements December 31, 2016	F-57	Stantec Inc.

The following table provides the total dollar amount for transactions that have been entered into with related parties for the year ended December 31, 2016:

(In thousands of Canadian dollars)	Sales to Related Parties $	Distributions Paid $	Amounts Owed by Related Parties $

Joint ventures	41,506	348	28,088
Associates	11,875	451	2,443

The following table provides the total dollar amount for transactions that have been entered into with related parties for the year ended December 31, 2015:
(In thousands of Canadian dollars)	Sales to Related Parties $	Distributions Paid $	Amounts Owed by Related Parties $

Joint ventures	14,753	2,225	5,352
Associates	20,735	706	3,985

Compensation of key management personnel and directors of the Company
		For the year ended December 31

		2016	2015
(In thousands of Canadian dollars)	Note	$	$

Salaries and other short-term employment benefits		12,333	10,062
Directors’ fees		906	240
Share-based compensation	24	3,243	5,825

Total compensation		16,482	16,127

The Company’s key management personnel include its CEO, chief operating officer, chief business officer, chief financial officer, and executive vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting year. Share-based compensation includes the fair value adjustment for the year.

35. SEGMENTED INFORMATION

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas and service offerings, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its two primary service offerings and regional geographic areas.

In 2015 and the first quarter of 2016, the Company had three operating segments: Canada, the United States, and International. These operating segments were aggregated into one reportable segment: Consulting Services. Effective the second quarter of 2016, in connection with the MWH acquisition, the Company has four reportable segments: Construction Services and Consulting Services by geography—Canada, the United States, and Global. No operating

Notes to the Consolidated Financial Statements December 31, 2016	F-58	Stantec Inc.

segments are aggregated to form the reportable segments. Comparative information was restated to conform to this presentation.

The three Consulting Services reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities. The Construction Services reportable segment provides construction management at-risk services primarily on water-related projects.

Segment performance is evaluated by the CEO based on gross margin and is measured consistently with gross margin in the consolidated financial statements. Transfer prices between reportable segments are on an arm’s-length basis in a manner similar to transactions with third parties. Inter-segment revenues are eliminated on consolidation and reflected in the “adjustments and eliminations” column.

Reportable segments

	For the year ended December 31, 2016

	Consulting Services					Adjustments
(In thousands of Canadian dollars)	Canada $	United States $	Global $	Construction Services $	Total Segments $	and Eliminations $	Consolidated $

Total gross revenue	1,200,318	2,085,942	488,322	656,864	4,431,446	(131,316)	4,300,130
Less inter-segment revenue	31,457	15,537	72,651	11,671	131,316	(131,316)	-

Gross revenue from external customers	1,168,861	2,070,405	415,671	645,193	4,300,130	-	4,300,130
Less subconsultants and other direct expenses	148,271	471,799	108,245	473,456	1,201,771	-	1,201,771

Total net revenue	1,020,590	1,598,606	307,426	171,737	3,098,359	-	3,098,359

Gross margin	549,683	884,558	178,541	63,519	1,676,301	-	1,676,301

	For the year ended December 31, 2015

	Consulting Services					Adjustments
(In thousands of Canadian dollars)	Canada $	United States $	Global $	Construction Services $	Total Segments $	and Eliminations $	Consolidated $

Total gross revenue	1,343,066	1,477,383	126,352	-	2,946,801	(69,556)	2,877,245
Less inter-segment revenue	26,044	16,408	27,104	-	69,556	(69,556)	-

Gross revenue from external customers	1,317,022	1,460,975	99,248	-	2,877,245	-	2,877,245
Less subconsultants and other direct expenses	154,905	326,215	22,442	-	503,562	-	503,562

Total net revenue	1,162,117	1,134,760	76,806	-	2,373,683	-	2,373,683

Gross margin	639,155	612,424	41,016	-	1,292,595	-	1,292,595

Notes to the Consolidated Financial Statements December 31, 2016	F-59	Stantec Inc.

Geographic information: Non-current assets

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

Canada	471,166	476,392
United States	1,479,834	784,993
Other countries	540,522	1,259

Total non-current assets	2,491,522	1,262,644

Non-current assets in the table above consist of property and equipment, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Geographic information: Gross revenue

	For the year ended December 31

(In thousands of Canadian dollars)	2016 $	2015 $

Canada	1,168,861	1,317,022
United States	2,475,565	1,460,975
Other countries	655,704	99,248

Total gross revenue from external customers	4,300,130	2,877,245

Gross revenue is attributed to countries based on the location of the project.

Gross revenue by services

	For the year ended December 31

(In thousands of Canadian dollars)	2016 $	2015 $

Consulting Services
Buildings	816,248	763,678
Energy & Resources	428,620	430,335
Environmental Services	636,511	566,473
Infrastructure	1,773,558	1,116,759
Construction Services	645,193	-

Total gross revenue from external customers	4,300,130	2,877,245

The Company’s organizational structure was realigned from three to four business operating units effective January 1, 2016. Effective the second quarter of 2016, in connection with the MWH acquisition, the Company was organized into two primary service offerings—Consulting Services and Construction Services. Consulting Services is divided into four business operating units. The allocation of gross revenue to services was reclassified for comparative figures due to these changes.

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

Notes to the Consolidated Financial Statements December 31, 2016	F-60	Stantec Inc.

36. AMOUNTS DUE FROM CUSTOMERS

The net amount due from customers, excluding trade receivables, for contracts in progress at each consolidated statement of financial position date is as follows:

	December 31	December 31
	2016	2015
(In thousands of Canadian dollars)	$	$

Gross amount due from customers (unbilled revenue)	421,829	228,970
Gross amount due to customers (billings in excess of costs)	(201,766)	(109,159)

Net amount due from customers	220,063	119,811

At December 31, 2016, the current portion of holdbacks held by customers included in trade and other receivables was $45,049,000 (2015 – $6,908,000).

37. INVESTMENT TAX CREDITS

Investment tax credits, arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation, are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. In 2016, investment tax credits of $5,914,000 (2015 – $3,938,000) were recorded and reduced administrative and marketing expenses.

38. EVENTS AFTER THE REPORTING PERIOD

On February 22, 2017, the Company declared a dividend of $0.125 per share, payable on April 13, 2017, to shareholders of record on March 31, 2017.

Notes to the Consolidated Financial Statements December 31, 2016	F-61	Stantec Inc.

OUR LOCATIONS
With employees working in over 400 locations across 6 continents, Stantec is advancing the quality of life in communities across the globe.
GLOBAL
PRESENCE
29 2016 Stantec Annual Report

Stantec Inc. 30

Shareholder Information
Head Office
200, 10160 – 112 Street
Edmonton, Alberta
T5K 2L6 Canada
Ph: (780) 917-7000
Fx: (780) 917-7330
ir@stantec.com
Transfer Agent
Computershare
Calgary, Alberta
Auditor
Ernst & Young LLP
Chartered Professional Accountants
Edmonton, Alberta
Principal Bank
Canadian Imperial Bank of Commerce
Securities Exchange Listing
Stantec shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol STN.
Stantec